Exhibit 99.1

Deutsche Bank
Interim Report as of September 30, 2014

Deutsche Bank

The Group at a glance

	Nine months ended
	Sep 30, 2014	Sep 30, 2013
Share price at period end	€ 27.78	€ 32.37 [1]

Share price high	€ 38.15	€ 36.94 [1]

Share price low	€ 24.17	€ 28.05 [1]

Basic earnings per share [2]	€ 1.03	€ 1.96

Diluted earnings per share [2]	€ 1.00	€ 1.90

Average shares outstanding, in m., basic [2]	1,193	1,036

Average shares outstanding, in m., diluted [2]	1,222	1,065

Pre-tax return on average shareholders’ equity	6.4%	7.6%

Pre-tax return on average active equity	6.4%	7.7%

Post-tax return on average shareholders’ equity	2.7%	4.8%

Post-tax return on average active equity	2.8%	4.9%

Cost/income ratio [3]	85.0%	82.0%

Compensation ratio [4]	39.5%	38.1%

Noncompensation ratio [5]	45.4%	43.9%

in € m.
Total net revenues	24,116	25,351

Provision for credit losses	765	1,340

Total noninterest expenses	20,488	20,787

Income before income taxes	2,864	3,224

Net income	1,250	2,047

in € bn. (unless stated otherwise)	Sep 30, 2014	Dec 31, 2013
Total assets	1,709	1,611

Total shareholders’ equity	66.4	54.7

Book value per basic share outstanding	€ 47.98	€ 50.80 [2]

Tangible book value per basic share outstanding	€ 37.37	€ 37.87 [2]

Common Equity Tier 1 capital ratio [6]	14.7%	12.8%

Tier 1 capital ratio [6]	15.5%	16.9%

Number
Branches	2,833	2,907
Thereof: in Germany	1,863	1,924

Employees (full-time equivalent)	97,762	98,254
Thereof: in Germany	45,614	46,377

The reconciliation of average active equity and related ratios is provided in the section “Other Information” of this Interim Report.

[1]

To reflect the capital increase 2014, the historical share prices until and including June 5, 2014 (last trading day cum rights) have been adjusted with retroactive effect by multiplication with the correcting factor of 0.9538 (R-Factor).

[2]	All periods have been adjusted in order to reflect the effect of the bonus component of subscription rights issued in June 2014 in connection with the capital increase.
[3]	Total noninterest expenses as a percentage of total net interest income before provision for credit losses plus noninterest income.
[4]	Compensation and benefits as a percentage of total net interest income before provision for credit losses plus noninterest income.
[5]

Noncompensation noninterest expenses, which are defined as total noninterest expenses less compensation and benefits, as a percentage of total net interest income before provision for credit losses plus noninterest income.

[6]

Capital ratios for September 30, 2014 are based upon transitional rules of the CRR/CRD 4 capital framework; prior periods are based upon Basel 2.5 rules excluding transitional items pursuant to section 64h (3) of the German Banking Act. The capital ratios relate the respective capital to risk-weighted assets for credit, market and operational risk.

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Deutsche Bank	Content	1
Interim Report as of September 30, 2014

Deutsche Bank	Management Report	2
Interim Report as of September 30, 2014	Operating and Financial Review
	Economic Environment

Management Report

Operating and Financial Review

Economic Environment

Global economic growth is expected to have accelerated in the third quarter of 2014, primarily thanks to stronger momentum in industrialized countries. Real GDP growth in the seven largest industrialized countries is likely to have increased compared to the prior quarter on an annualized basis from 1.7 % in the second quarter 2014 to 3.0%. Economic activity in the eurozone is estimated to have picked up slightly in the third quarter 2014, after stagnating in the second quarter, and the German economy probably accelerated again, after it had slowed by 0.6 % on an annualized basis in the second quarter 2014. However, with some weaker data points over the course of the third quarter 2014, uncertainties over the near-term outlook for growth in the eurozone have risen somewhat.

Following strong growth of 4.6 % in the second quarter, economic momentum in the U.S. is likely to have let up slightly in the third quarter 2014. After experiencing a 7.1 % drop in the second quarter 2014 on an annualized basis, mostly due to the consumption tax increase, the Japanese economy is estimated to have expanded by 2.4 % in the third quarter 2014.

In China, economic growth slowed to 7.3 % year-on-year in the third quarter mainly due to weaker property investment. In Russia, purchasing manager survey results point to somewhat stronger growth in the third quarter 2014.

In Europe, lending to the private sector moderately declined further in the third quarter 2014, with deposit growth staying robust. Again, Germany outperformed the euro area as a whole both in retail and corporate lending, yet could not decouple from the overall weak environment. Banks in Europe continued to become slightly more confident with regard to business prospects and total assets also ticked up a bit. At the same time, banks’ uptake of the ECB’s new targeted long-term refinancing operations to support lending to the real economy remained modest so far.

In the U.S., lending growth remained brisk, especially with the corporate sector. Consumer lending was also buoyant, but residential mortgage volumes on banks’ balance sheets broadly stagnated with securitization activity also substantially below prior year levels. However, sluggish borrowing to fund housing may largely be due to a still high share of cash-financed transactions rather than a weak real estate market. Deposit growth at U.S. banks slowed somewhat yet was still healthy.

In investment banking, the traditionally weak summer quarter came in as the strongest third quarter since the start of the financial crisis. Compared with a year ago, equity issuance boomed and M&A activity was also up substantially, leading to a surge in related revenues. Debt issuance was up slightly and syndicated lending remained about flat, resulting in more or less stagnating revenue flows in these segments. Trading volumes were broadly comparable to the same period in 2013.

In asset management, banks may have benefited from the moderately higher market volatility, while equity markets still remained close to record levels or even reached new all-time highs. Europe underperformed Asia and the U.S., despite a significant depreciation of the euro. European bond markets, however, climbed further and yields fell again to record lows – 10-year Bunds, for example offered investors less than 1 % p.a. for the first time in their history.

Deutsche Bank	Management Report	3
Interim Report as of September 30, 2014	Operating and Financial Review
	Deutsche Bank Performance

Litigation expenses and regulatory settlements continued to be a considerable burden for global banks, with several individual banks’ settlements setting new records for corporate fines in the U.S.

In terms of policy, regulation and supervision, the third quarter 2014 was marked by the new European Commission taking shape, by the balance sheet review and stress testing of large euro-area banks proceeding and by the U.S. authorities announcing their intention to raise capital requirements for systemically important institutions even farther than agreed to internationally under the Basel 3 accord.

Deutsche Bank Performance

After a challenging first half of the year, Deutsche Bank’s performance in the third quarter continued to be resilient despite challenging market conditions including continued low interest rates, further litigation-related charges, decreases in market activity and increasing regulatory costs. We have strengthened our capital base and have continued to implement the cultural and cost initiatives laid out in Strategy 2015+. On October 26, 2014 the European Central Bank and the European Banking Authority released the results of their Comprehensive Assessment of European banks. This did not have an impact on our financial position.

The key financial results for the Group in the first nine months 2014 can be summarized as follows:

—	Group net revenues were € 24.1 billion in the first nine months 2014, down 5 % versus the first nine months 2013;
—	Income before income taxes was € 2.9 billion, down 11 % as compared to the first nine months 2013;
—	Net income decreased to € 1.2 billion in the first nine months 2014, compared to € 2.0 billion in the first nine months 2013;
—	Capital Requirements Regulation/Capital Requirements Directive 4 (CRR/CRD 4) fully loaded Common Equity Tier 1 capital ratio was 11.5 % at the end of the first nine months 2014;
—	Fully loaded CRR/CRD 4 leverage ratio was 3.3 % at the end of the first nine months 2014;
—	CRR/CRD 4 fully loaded risk-weighted assets were € 402 billion as of September 30, 2014.

The financial Key Performance Indicators (KPIs) of the Group for the first nine months are detailed in the table below:

Group Key Performance Indicators	Sep 30, 2014	Sep 30, 2013
Post-tax return on average active equity (reported) [1]	2.8%	4.9%

Post-tax return on average active equity (adjusted) [2]	8.2%	9.8%

Cost/income ratio (reported) [3]	85.0%	82.0%

Cost/income ratio (adjusted) [4]	73.6%	69.2%

Cost savings [5]	€ 2.9 bn	€ 1.5 bn

Costs to achieve savings [6]	€ 2.7 bn	€ 1.3 bn

CRR/CRD 4 fully loaded Common Equity Tier 1 ratio [7]	11.5%	9.7%

Fully loaded CRR/CRD 4 leverage ratio [8]	3.3%

[1]	Based on Net Income attributable to Deutsche Bank shareholders.
[2]

Based on Net Income attributable to Deutsche Bank shareholders, adjusted for litigation, CtA, impairment of goodwill and intangible assets, other severances and CRR/CRD 4 Credit Valuation Adjustment (CVA)/Debt Valuation Adjustment (DVA)/Funding Valuation Adjustment (FVA). Calculation is based on an adjusted tax rate of 35 % for nine months ended September 30, 2014 and 32.7 % for nine months ended September 30, 2013. For further information, please refer to “Other Information: Non-GAAP Financial Measures” of this report.

[3]	Total noninterest expenses as a percentage of total net interest income before provision for credit losses plus noninterest income.
[4]

Based on noninterest expenses, adjusted for litigation, CtA, impairment of goodwill and intangible assets, policyholder benefits and claims, other severances and other divisional specific cost one-offs; divided by reported revenues. For further information, please refer to “Other Information: Non-GAAP Financial Measures” of this report.

[5]	Cost savings resulting from the implementation of the OpEx program.
[6]	Costs-to-achieve (CtA) savings are costs which are directly required for the realisation of savings in the OpEx program.
[7]

The CRR/CRD 4 fully loaded Common Equity Tier 1 ratio represents our calculation of our Common Equity Tier 1 ratio without taking into account the transitional provisions of CRR/CRD 4. Further detail on the calculation of this ratio is provided in the Risk Report.

[8]	Further detail on the calculation of this ratio is provided in the Risk Report.

Deutsche Bank	Management Report	4
Interim Report as of September 30, 2014	Operating and Financial Review
	Consolidated Results of Operations

Consolidated Results of Operations

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2014	Sep 30, 2013	Absolute Change	Change in %	Sep 30, 2014	Sep 30, 2013	Absolute Change	Change in %
Net revenues:

Thereof:

CB&S	3,147	2,900	247	9	10,755	11,026	(271)	(2)

PBC	2,392	2,324	69	3	7,235	7,157	79	1

GTB	1,039	1,023	16	2	3,101	3,093	8	0

Deutsche AWM	1,267	1,265	1	0	3,468	3,550	(82)	(2)

NCOU	20	402	(382)	(95)	50	1,121	(1,071)	(96)

Total net revenues	7,864	7,745	119	2	24,116	25,351	(1,235)	(5)

Provision for credit losses	269	512	(243)	(47)	765	1,340	(575)	(43)

Noninterest expenses	7,328	7,215	113	2	20,488	20,787	(299)	(1)

Income before income taxes	266	18	248	N/M	2,864	3,224	(361)	(11)

Income tax expense (benefit)	358	(33)	391	N/M	1,614	1,178	436	37

Net income (loss)	(92)	51	(143)	N/M	1,250	2,047	(797)	(39)

N/M – Not meaningful

2014 to 2013 Three Months Comparison

Results in the third quarter 2014 reflect a solid performance despite the on-going market challenges. Higher net revenues were reported across Corporate Banking & Securities (CB&S), Private & Business Clients (PBC) and Global Transaction Banking (GTB), partially offset by reduced net revenues from the Non-Core Operations Unit (NCOU). Revenues in Deutsche Asset & Wealth Management (Deutsche AWM) remained stable. Higher revenues from increased client investment activity reflecting higher volatility and a slight improvement in market conditions across all businesses in the third quarter were partially offset by lower portfolio revenues from NCOU reflecting further de-risking. The Operational Excellence (OpEx) program focuses in 2014 on more complex initiatives and achieved further cost reductions in the quarter. These were offset by higher costs from increased regulatory requirements and continued investments in integrating platforms and process enhancements.

Group net revenues in the third quarter 2014 increased by 2%, or € 119 million, to € 7.9 billion compared to € 7.7 billion in the third quarter 2013. CB&S revenues were € 3.1 billion, up € 247 million, or 9%, versus the third quarter 2013. This was mainly attributable to Sales & Trading (debt and other products), where revenues were up by € 186 million, or 15%, resulting from improved market conditions and increased client activity. PBC revenues were € 2.4 billion in the third quarter 2014, up € 69 million, or 3%, compared to the third quarter 2013. The increase was primarily driven by an increase in loan volumes and increased revenues from Investment and Insurance products. Revenues in GTB of € 1.0 billion were slightly higher as compared to the third quarter 2013 with strong volumes compensating for the impacts from the challenging market environment. Deutsche AWM revenues of € 1.3 billion were stable compared to the third quarter 2013. NCOU revenues were € 20 million, a decrease by € 382 million in the third quarter 2014, reflecting a significant reduction in revenue generating assets as a result of further de-risking. Revenues in Consolidation & Adjustments (C&A) were net zero in the third quarter 2014, compared to negative € 168 million in the third quarter 2013, with the development predominantly attributable to valuation and timing differences from different accounting methods used for management reporting and IFRS, as well as FVA on internal uncollateralized derivatives between Treasury and CB&S.

Provision for credit losses was € 269 million in the third quarter 2014, a decrease of € 243 million, or 47%, compared to the same period 2013. This reduction results from improvements across all businesses especially lower provisioning for IAS 39 reclassified assets in NCOU.

Deutsche Bank	Management Report	5
Interim Report as of September 30, 2014	Operating and Financial Review
	Consolidated Results of Operations

Noninterest expenses were € 7.3 billion in the third quarter, up € 113 million, or 2%, compared to the third quarter 2013. Compensation and benefits, which amounted to € 3.2 billion, were up € 285 million, or 10%, compared to the third quarter 2013. This primarily reflects higher fixed compensation costs to comply with regulatory requirements, mainly in CB&S, as well as strategic hires for our new control functions. General and administrative expenses of € 4.0 billion were down € 60 million, or 1%, compared to the third quarter 2013. The cost base further increased due to higher expenses from increased regulatory requirements and on-going higher investments in platforms. Offsetting effects during the quarter include benefits from the ongoing implementation of our OpEx program and from the sale of BHF-BANK. Litigation-related charges were € 894 million in the third quarter 2014, which was lower by € 270 million compared to the third quarter 2013. Policyholder benefits and claims, which are offset by mark-to-market movements on investments held to back insurance policyholder claims in Abbey Life, were € 77 million in the third quarter 2014, a decrease of € 94 million compared to the third quarter 2013.

Group income before income taxes was € 266 million in the third quarter 2014 versus € 18 million in the third quarter 2013, as an increase in revenues was further supported by lower provision for credit losses, partially offset by increase in costs.

Net loss for the third quarter 2014 was € 92 million, compared to a net income of € 51 million in the third quarter 2013. In the third quarter 2014 Deutsche Bank recorded an income tax expense of € 358 million versus an income tax benefit of € 33 million in the comparative period. In the current quarter, the effective tax rate of 134%, based on an income before income taxes of € 266 million, was mainly impacted by non tax deductible litigation charges.

2014 to 2013 Nine Months Comparison

Results in the first nine months 2014 reflect a mixed performance with higher net revenues in PBC, significantly reduced year-on-year revenue contributions from NCOU, lower net revenues in Deutsche AWM and CB&S, and substantially unchanged revenues in GTB. Lower client investment activity and a highly competitive environment were exacerbated by continued low interest rates and lower portfolio revenues, reflecting our de-risking strategy, resulted in decreased revenues. We made further progress in our OpEx program, which focuses in 2014 on more complex initiatives. Cost reductions arising from the OpEx program enabled us to partly offset higher costs incurred in relation to increased regulatory control requirements as well as the on-going cost of platform integration and process enhancement.

Our net revenues in the first nine months 2014 decreased by 5%, or € 1.2 billion to € 24.1 billion, compared to € 25.4 billion in the first nine months 2013. Despite lower market volatility, lower client activity and a challenging market environment, CB&S reported solid revenues of € 10.8 billion, down € 271 million, or 2%, versus the first nine months 2013. Revenues in Sales & Trading (debt and other products) and Sales & Trading (equity) were largely unchanged compared to the first nine months of 2013. In the first nine months of 2014, revenues in PBC and GTB were stable at € 7.2 billion and € 3.1 billion, respectively. Revenues in Deutsche AWM decreased by € 82 million, or 2%, to € 3.5 billion, versus the first nine months 2013 mainly driven by mark-to-market movements on policyholder positions in Abbey Life. Revenues in NCOU were € 50 million, a decrease of € 1.1 billion, in the first nine months 2014 due to lower portfolio revenues reflecting the significant reduction in assets year-on-year and mark-to-market losses of € 302 million from Maher Terminals’ debt financing and € 151 million on exposure to the US power sector. Net revenues in Consolidation & Adjustments (C&A) were negative € 492 million in the first nine months 2014, compared to negative € 595 million in the first nine months 2013. This development was predominantly attributable to positive effects from different accounting methods used for management reporting and IFRS in the first nine months 2014.

Provision for credit losses was € 765 million in the first nine months 2014, a decrease of € 575 million, or 43%, compared to the first nine months 2013. This reduction primarily results from lower provisioning in NCOU, the non-recurrence of large single items in our Core businesses recorded in the first nine months 2013 and the ongoing stability of the German retail market.

Deutsche Bank	Management Report	6
Interim Report as of September 30, 2014	Operating and Financial Review
	Segment Results of Operations

Noninterest expenses were € 20.5 billion in the first nine months of 2014, down € 299 million, or 1%, compared to the same period in 2013. Compensation and benefits, which amounted to € 9.5 billion, were down € 127 million, or 1%, compared to the first nine months in 2013. This primarily reflects lower performance related compensation, offset by an increase in fixed compensation costs to comply with regulatory requirements, mainly in CB&S, as well as strategic hires for our new control functions. General and administrative expenses were € 10.6 billion, up € 136 million, or 1%, compared to the first nine months 2013. In the first nine months of 2014, cost-to-achieve for our OpEx program increased, as planned. Expenses relating to regulatory requirements and for investments in platforms were higher than in the comparative period. Litigation-related charges of € 1.4 billion in the first nine months of 2014 were € 562 million below the same period last year. In addition, the cost base was further reduced by savings from our OpEx program and the sale of BHF-BANK. Policyholder benefits and claims, which are offset by mark-to-market movements on investments held to back insurance policyholder claims in Abbey Life, were € 209 million in the first nine month of 2014, a decrease of € 147 million compared to 2013.

Overall, income before income taxes was € 2.9 billion in the first nine months 2014 versus € 3.2 billion in the first nine months 2013, mainly driven by lower revenues, partially offset by a lower provision for credit losses and lower costs.

Net income for the first nine months 2014 was € 1.2 billion, compared to € 2.0 billion in the first nine months 2013. Income tax expense in the first nine months was € 1.6 billion versus € 1.2 billion in the first nine months of 2013. The effective tax rate in the first nine months of 2014 of 56 % was mainly impacted by non tax deductible litigation charges. This compares to an effective tax rate of 37 % in the first nine months of 2013.

Segment Results of Operations

The following tables present the results of the business segments, including the reconciliation to the consolidated results under IFRS, for the three months ended September 30, 2014 and September 30, 2013. See the “Segment Information” note to the consolidated financial statements for information regarding changes in the presentation of our segment disclosure.

	Three months ended Sep 30, 2014
in € m. (unless stated otherwise)	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consoli- dation & Adjustments	Total Consolidated
Net revenues	3,147	2,392	1,039	1,267	20	0	7,864

Provision for credit losses	33	150	43	1	42	0	269

Total noninterest expenses	2,737	1,886	657	977	1,026	46	7,328
Thereof:
Policyholder benefits and claims	0	0	0	77	0	0	77
Impairment of intangible assets	0	0	0	0	0	0	0
Restructuring activities	6	1	(1)	6	1	0	13

Noncontrolling interests	2	0	0	0	0	(3)	0

Income (loss) before income taxes	374	356	338	288	(1,049)	(43)	266

Cost/income ratio	87%	79%	63%	77%	N/M	N/M	93%

Assets	1,204,717	261,206	109,764	78,438	44,933	10,132	1,709,189

Risk-weighted assets (CRR/CRD 4 – fully-loaded)	183,607	79,983	42,724	15,823	59,944	19,425	401,505

Average active equity	25,385	14,291	6,029	6,466	7,554	5,205	64,930

Pre-tax return on average active equity	6%	10%	22%	18%	(56) %	N/M	2%

Post-tax return on average active equity[1]	3%	6%	14%	11%	(35) %	N/M	(1) %

N/M – Not meaningful

[1]

The post-tax return on average active equity at the Group level reflects the reported effective tax rate for the Group, which was 134 % for the three months ended September 30, 2014. For the post-tax return on average active equity of the segments, our effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates ranged from 36 % to 42 % for the current quarter.

Deutsche Bank	Management Report	7
Interim Report as of September 30, 2014	Operating and Financial Review
	Segment Results of Operations

	Three months ended Sep 30, 2013
in € m. (unless stated otherwise)	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consoli- dation & Adjustments	Total Consolidated
Net revenues	2,900	2,324	1,023	1,265	402	(168)	7,745

Provision for credit losses	43	171	58	1	239	0	512

Total noninterest expenses	2,487	1,805	586	982	1,361	(6)	7,215
Thereof:
Policyholder benefits and claims	0	0	0	171	0	0	171
Impairment of intangible assets	0	0	0	0	0	0	0
Restructuring activities	7	3	4	16	0	0	30

Noncontrolling interests	9	0	0	0	1	(10)	0

Income (loss) before income taxes	361	347	380	283	(1,199)	(153)	18

Cost/income ratio	86%	78%	57%	78%	N/M	N/M	93%

Assets	1,263,283	267,550	88,500	79,943	78,313	10,382	1,787,971

Risk-weighted assets (Basel 2.5)	118,003	72,757	37,143	14,006	56,040	11,683	309,632

Average active equity	20,912	14,145	5,356	5,951	10,228	0	56,593

Pre-tax return on average active equity	7%	10%	28%	19%	(47) %	N/M	0%

Post-tax return on average active equity[1]	6%	8%	21%	14%	(33) %	N/M	0%

N/M – Not meaningful

[1]

The post-tax return on average active equity at the Group level reflects the reported effective tax rate for the Group, which was (183) % for the three months ended September 30, 2013. For the post-tax return on average active equity of the segments, our effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates ranged from 9 % to 29 % for the prior year’s quarter.

The following tables present the results of the business segments, including the reconciliation to the consolidated results under IFRS, for the nine months ended September 30, 2014 and September 30, 2013. See the “Segment Information” note to the consolidated financial statements for information regarding changes in the presentation of our segment disclosure.

	Nine months ended Sep 30, 2014
in € m. (unless stated otherwise)	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consoli- dation & Adjustments	Total Consolidated
Net revenues	10,755	7,235	3,101	3,468	50	(492)	24,116

Provision for credit losses	93	435	114	(7)	128	1	765

Total noninterest expenses	7,887	5,520	2,053	2,812	2,082	133	20,488
Thereof:
Policyholder benefits and claims	0	0	0	209	0	0	209
Impairment of intangible assets	0	0	0	0	0	0	0
Restructuring activities	86	7	8	20	4	0	125

Noncontrolling interests	24	1	0	0	0	(24)	0

Income (loss) before income taxes	2,750	1,279	934	662	(2,160)	(601)	2,864

Cost/income ratio	73%	76%	66%	81%	N/M	N/M	85%

Assets	1,204,717	261,206	109,764	78,438	44,933	10,132	1,709,189

Risk-weighted assets (CRR/CRD 4 – fully-loaded)	183,607	79,983	42,724	15,823	59,944	19,425	401,505

Average active equity	23,701	14,346	5,802	6,327	7,565	1,098	58,840

Pre-tax return on average active equity	15%	12%	21%	14%	(38) %	N/M	6%

Post-tax return on average active equity[1]	10%	8%	14%	9%	(25) %	N/M	3%

N/M – Not meaningful

[1]

The post-tax return on average active equity at the Group level reflects the reported effective tax rate for the Group, which was 56 % for the nine months ended September 30, 2014. For the post-tax return on average active equity of the segments, our effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 35 % for the nine months ended September 30, 2014.

Deutsche Bank	Management Report	8
Interim Report as of September 30, 2014	Operating and Financial Review
	Corporate Divisions

	Nine months ended Sep 30, 2013
in € m. (unless stated otherwise)	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consoli- dation & Adjustments	Total Consolidated
Net revenues	11,026	7,157	3,093	3,550	1,121	(595)	25,351

Provision for credit losses	120	476	230	14	500	0	1,340

Total noninterest expenses	7,859	5,343	1,842	2,954	2,751	38	20,787
Thereof:
Policyholder benefits and claims	0	0	0	356	0	0	356
Impairment of intangible assets	0	0	0	0	0	0	0
Restructuring activities	88	5	18	159	17	0	287

Noncontrolling interests	20	0	0	0	0	(20)	0

Income (loss) before income taxes	3,027	1,337	1,021	582	(2,130)	(613)	3,224

Cost/income ratio	71%	75%	60%	83%	N/M	N/M	82%

Assets	1,263,283	267,550	88,500	79,943	78,313	10,382	1,787,971

Risk-weighted assets (Basel 2.5)	118,003	72,757	37,143	14,006	56,040	11,683	309,632

Average active equity	20,004	13,797	5,009	5,725	10,978	0	55,513

Pre-tax return on average active equity	20%	13%	27%	14%	(26) %	N/M	8%

Post-tax return on average active equity[1]	14%	9%	19%	9%	(18) %	N/M	5%

N/M – Not meaningful

[1]

The post-tax return on average active equity at the Group level reflects the reported effective tax rate for the Group, which was 37 % for the nine months ended September 30, 2013. For the post-tax return on average active equity of the segments, our effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 31 % for the nine months ended September 30, 2013.

Corporate Divisions

Corporate Banking & Securities Corporate Division (CB&S)

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2014	Sep 30, 2013	Absolute Change	Change in %	Sep 30, 2014	Sep 30, 2013	Absolute Change	Change in %
Net revenues:

Sales & Trading (debt and other products)	1,435	1,248	186	15	5,693	5,788	(95)	(2)

Sales & Trading (equity)	729	643	86	13	2,200	2,196	4	0

Origination (debt)	361	367	(6)	(2)	1,135	1,237	(102)	(8)

Origination (equity)	175	135	40	30	600	491	109	22

Advisory	155	155	1	1	393	340	53	16

Loan products	340	331	9	3	849	876	(27)	(3)

Other products	(48)	21	(70)	N/M	(115)	97	(212)	N/M

Total net revenues	3,147	2,900	247	9	10,755	11,026	(271)	(2)

Provision for credit losses	33	43	(9)	(22)	93	120	(27)	(22)

Total noninterest expenses	2,737	2,487	250	10	7,887	7,859	28	0
Thereof:
Restructuring activities	6	7	(1)	(21)	86	88	(2)	(2)
Impairment of intangible assets	0	0	0	N/M	0	0	0	N/M

Noncontrolling interests	2	9	(7)	(79)	24	20	3	17

Income before income taxes	374	361	13	4	2,750	3,027	(276)	(9)

Post-tax return on average active equity (adjusted) [1,2]	10%	11%			14%	19%

N/M – Not meaningful

[1]

Based on Net Income (loss) after income taxes attributable to Deutsche Bank shareholders, as adjusted for litigation, CtA, impairment of goodwill and intangible assets, other severances and CVA / DVA / FVA. For further information, please refer to “Other Information: Non-GAAP Financial Measures” of this report.

[2]	Calculation is based on an adjusted tax rate of 35 % for three and nine months ended Sep 30, 2014 and 32.7 % for three and nine months ended Sep 30, 2013.

2014 to 2013 Three Months Comparison

CB&S reported solid revenues in the third quarter 2014 reflecting improvements in the challenging market environment compared to a difficult third quarter 2013.

Third quarter 2014 net revenues were € 3.1 billion, an increase of € 247 million or 9 % from € 2.9 billion in the third quarter 2013. Net revenues included valuation adjustments relating to CVA RWA mitigation efforts, DVA, FVA and refinements in the calculation of IFRS CVA and FVA totalling a loss of € 173 million (third quarter 2013: a loss of € 75 million).

Deutsche Bank	Management Report	9
Interim Report as of September 30, 2014	Operating and Financial Review
	Corporate Divisions

Sales & Trading (debt and other products) net revenues were € 1.4 billion in the third quarter 2014, an increase of € 186 million, or 15%, compared to the third quarter 2013. Revenues in RMBS were significantly higher compared to a difficult quarter in the prior year. Revenues in Foreign Exchange were also significantly higher driven by an improved market environment and an increase in client activity reflecting increased volatility. Revenues in Rates were significantly lower than the prior year quarter primarily driven by FVA losses due to market movements and a calculation refinement. Flow Credit revenues were significantly lower than in the prior year quarter due to lower client activity. Revenues were in line with the prior year quarter in Global Liquidity Management, Distressed Products, Credit Solutions and Emerging Markets. Sales & Trading (debt and other products) net revenues included three valuation adjustment items totalling a loss of € 145 million. First, a mark-to-market gain of € 38 million (third quarter 2013: a loss of € 88 million) relating to RWA mitigation efforts arising on CVA. Second, a loss of € 58 million (third quarter 2013: nil) relating to a refinement in the calculation of IFRS CVA. Third, a FVA loss of € 126 million (third quarter 2013: nil) including a negative impact of € 51 million due to a calculation refinement.

Sales & Trading (equity) generated net revenues of € 729 million in the third quarter 2014, an increase of € 86 million, or 13%, compared to the third quarter 2013. Prime Finance revenues were higher than the prior year quarter driven by increased client balances. Equity Trading and Equity Derivatives revenues were both in line with the prior year quarter.

Origination and Advisory generated net revenues of € 691 million in the third quarter 2014, in line with the prior year quarter. Revenues in Equity Origination were significantly higher than the prior year quarter driven by strong deal flow across regions. Revenues in Debt Origination and Advisory were both in line with the prior year quarter.

Loan products net revenues were € 340 million in the third quarter 2014, compared to € 331 million in the third quarter 2013.

Net revenues from Other products were a loss of € 48 million in the third quarter 2014 versus positive revenues of € 21 million in the prior year quarter. Net revenues from Other products included a DVA loss of € 28 million (third quarter 2013: a gain of € 24 million), including a gain of € 37 million related to a refinement in the calculation of IFRS CVA.

In provision for credit losses, CB&S recorded a net charge of € 33 million in the third quarter 2014, compared to a net charge of € 43 million in the third quarter 2013, due to decreased provisions taken in the Emerging Markets and Shipping portfolios.

Noninterest expenses increased by € 250 million, or 10%, compared to the third quarter 2013. The increase was mainly due to fixed salary increases to comply with regulatory requirements, higher legal fees and higher collateralised loan obligation premiums due to rebates received in the third quarter 2013. This was partly offset by lower litigation settlement provisions.

Third quarter 2014 income before income taxes was € 374 million, up € 13 million compared to the prior year quarter. Higher revenues and lower litigation settlement provisions were offset by elevated noninterest expenses. Post-tax return on average active equity (adjusted) of 10 % was lower versus 11 % in the prior year quarter, mainly due to higher average active equity in 2014.

2014 to 2013 Nine Months Comparison

CB&S reported solid revenues in the first nine months of 2014 despite lower market volatility, lower client activity and a challenging market environment.

Deutsche Bank	Management Report	10
Interim Report as of September 30, 2014	Operating and Financial Review
	Corporate Divisions

Net revenues in the first nine months of 2014 were € 10.8 billion, a slight decrease of € 271 million, or 2%, from € 11.0 billion in the first nine months of 2013. Net revenues included valuation adjustments relating to CVA RWA mitigation efforts, DVA, FVA and refinements in the calculation of IFRS CVA and FVA totalling a loss of € 280 million (first nine months of 2013: a loss of € 26 million).

Sales & Trading (debt and other products) net revenues were € 5.7 billion in the first nine months of 2014, in line with the first nine months of 2013. Revenues in Foreign Exchange were lower than the first nine months of 2013 due to lower volatility and reduced client activity reflecting a challenging trading environment notably in the first six months of 2014. Core Rates revenues were lower than the first nine months of 2013 primarily driven by FVA losses due to market movements and a calculation refinement. Revenues in Flow Credit were significantly lower than the first nine months of 2013, driven by lower client activity. RMBS revenues were significantly higher than the first nine months of 2013 as market uncertainty in the prior year was not repeated. Revenues in Distressed Products were significantly higher than the first nine months of 2013 in both the U.S. and Europe. Global Liquidity Management, Credit Solutions and Emerging Markets revenues were in line with the prior year. Sales & Trading (debt and other products) net revenues included three valuation adjustment items totalling a loss of € 143 million. First, a mark-to-market gain of € 23 million (first nine months of 2013: a loss of € 104 million) relating to RWA mitigation efforts arising on CVA. Second, a loss of € 58 million (first nine months of 2013: nil) relating to a refinement in the calculation of IFRS CVA. Third, a FVA loss of € 108 million (first nine months of 2013: nil) including a negative impact of € 51 million due to a calculation refinement.

Sales & Trading (equity) generated net revenues of € 2.2 billion in the first nine months of 2014, in line with the first nine months of 2013. Prime Finance revenues were higher than the first nine months of 2013, driven by increased client balances. Equity Trading and Equity Derivatives revenues were both in line with the first nine months of 2013.

Origination and Advisory generated net revenues of € 2.1 billion in the first nine months of 2014, in line with the first nine months of 2013. Equity Origination revenues were higher than the first nine months of 2013 driven by strong deal flow. Revenues in Advisory were higher than the first nine months of 2013 reflecting increased market share. Debt Origination revenues slightly decreased versus the prior year period driven by a lower fee pool.

Loan products net revenues were € 849 million in the third quarter 2014, in line with the first nine months of 2013.

Net revenues from Other products were a loss of € 115 million in the first nine months of 2014, a decrease of € 212 million from the first nine months of 2013. Net revenues from Other products included a DVA loss of € 133 million (first nine months of 2013: a gain of € 89 million), including a gain of € 37 million related to a refinement in the calculation of IFRS CVA.

In provision for credit losses, CB&S recorded a net charge of € 93 million in the first nine months of 2014, compared to a net charge of € 120 million in the first nine months of 2013, due to decreased provisions taken in the Leveraged Finance portfolio.

Noninterest expenses increased by € 28 million. This increase was largely due to fixed salary increases to comply with regulatory requirements, the ongoing implementation of the Operational Excellence (OpEx) program and the associated costs to achieve, increased service relationships costs, and higher legal fees, with these offset by lower settlement provisions taken in respect of litigation.

Income before income taxes was € 2.8 billion for the first nine months 2014. This was down € 276 million compared to the first nine months 2013 results, driven by lower revenues. Post-tax return on average active equity (adjusted) was 14%, which is lower compared to 19 % in the same period in 2013, due to higher average active equity and a lower adjusted income before income taxes for the first nine months 2014.

Deutsche Bank	Management Report	11
Interim Report as of September 30, 2014	Operating and Financial Review
	Corporate Divisions

Private & Business Clients Corporate Division (PBC)

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2014	Sep 30, 2013	Absolute Change	Change in %	Sep 30, 2014	Sep 30, 2013	Absolute Change	Change in %
Net revenues:

Global credit products	882	841	41	5	2,619	2,535	84	3

Deposits	743	741	1	0	2,249	2,261	(12)	(1)

Payments, cards & account products	249	258	(9)	(3)	743	765	(21)	(3)

Investment & insurance products	306	266	40	15	962	889	73	8

Postal and supplementary Postbank Services	103	107	(3)	(3)	311	323	(12)	(4)

Other products	110	111	(2)	(1)	351	384	(33)	(9)

Total net revenues	2,392	2,324	69	3	7,235	7,157	79	1

Provision for credit losses	150	171	(21)	(13)	435	476	(41)	(9)

Total noninterest expenses	1,886	1,805	81	4	5,520	5,343	177	3
Thereof: Impairment of intangible assets	0	0	0	N/M	0	0	0	N/M

Noncontrolling interests	0	0	0	N/M	1	0	0	N/M

Income before income taxes	356	347	10	3	1,279	1,337	(57)	(4)

Breakdown of PBC by business

Private & Commercial Banking:

Net revenues	934	902	32	4	2,889	2,759	131	5

Provision for credit losses	20	26	(7)	(25)	59	67	(8)	(12)

Noninterest expenses	875	801	73	9	2,493	2,373	119	5

Income before income taxes	40	74	(35)	(47)	338	319	20	6

Advisory Banking International:

Net revenues	537	506	31	6	1,607	1,541	66	4

Provision for credit losses	57	60	(3)	(4)	187	176	10	6

Noninterest expenses	299	292	7	2	947	845	102	12

Income before income taxes	181	155	26	17	473	520	(47)	(9)

Postbank: [1]

Net revenues	921	915	6	1	2,739	2,857	(118)	(4)

Provision for credit losses	73	85	(12)	(14)	190	233	(43)	(18)

Noninterest expenses	712	712	0	0	2,080	2,125	(45)	(2)

Noncontrolling interests	0	0	0	N/M	1	0	0	N/M

Income before income taxes	135	117	18	15	468	498	(30)	(6)

N/M – Not meaningful

[1]	Contains the major core business activities of Postbank AG as well as BHW and norisbank.

2014 to 2013 Three Months Comparison

PBC’s income before income taxes slightly increased compared to the prior year quarter despite the continued low interest rate environment and some negative effects including charges for loan processing fees triggered by a change in German legal practice in May 2014. Furthermore, PBC’s infrastructure expenses were above prior year levels mainly reflecting increased regulatory requirements and there was an increase of costs-to-achieve resulting from our OpEx program.

Net revenues in PBC increased by € 69 million, or 3%, to € 2.4 billion, compared to the prior year quarter. Higher Credit revenues of € 41 million, or 5%, compared to the third quarter 2013 reflected good growth momentum with higher loan volumes and improved loan margins. Revenues from Investment & insurance products increased by € 40 million, or 15%, reflecting positive net new assets as well as higher levels of transactions compared to the prior year period. Net revenues from Deposit products remained stable compared to last year’s third quarter in a continued challenging interest rate environment in Europe. Net revenues from Payments, cards & account products decreased by € 9 million, or 3%, compared to the third quarter 2013, impacted by changes in regulatory requirements regarding payment fees. Net revenues from Postal and supplementary Postbank Services decreased by € 3 million, or 3%, compared to the third quarter 2013. Other product revenues declined by € 2 million, or 1%, reflecting decreased revenues related to Postbank nonoperating activities as well as a change in the reporting classification of certain product-related expenses. This decline was partly compensated by better performance of the Hua Xia Bank equity investment.

Deutsche Bank	Management Report	12
Interim Report as of September 30, 2014	Operating and Financial Review
	Corporate Divisions

Provision for credit losses decreased by € 21 million, or 13%, compared to the third quarter 2013 benefiting from the quality of PBC’s loan book and a benign economic environment in Germany.

Noninterest expenses increased by € 81 million, or 4%, to € 1.9 billion, compared to the third quarter 2013. The increase was primarily driven by the aforementioned change in German legal practice in 2014 as well as by higher infrastructure expenses mainly reflecting increased regulatory requirements. In addition cost-to-achieve as part of our OpEx program increased. However, PBC continued to realize offsetting, incremental savings from efficiency measures as part of our OpEx program.

Income before income taxes increased by € 10 million, or 3%, compared to the third quarter 2013.

Invested assets increased by € 3 billion compared to June 30, 2014, mainly due to inflows in deposits and securities partly offset by a decline in market values.

2014 to 2013 Nine Months Comparison

PBC performance continued to be affected by the low interest rate environment. In addition, several specific items impacted the results of the first nine months of both 2014 and 2013. The first quarter of 2014 was impacted by a subsequent gain in Private & Commercial Banking related to a business sale closed in a prior period. The second and third quarter of 2014 included charges for loan processing fees triggered by a change in German legal practice in May 2014. The first three quarters of last year benefitted from a partial release of a provision related to the Hua Xia Bank credit card cooperation and a partial release of loan loss allowances in Postbank. Apart from these effects, PBC’s result remained fairly stable compared to the prior year period.

Net revenues in PBC increased by € 79 million, or 1%, versus the first nine months of 2013. Growth in revenues from Credit products of € 84 million, or 3%, compared to the first nine months of 2013 was driven by an increase in loan volumes and improved loan margins. Net revenues from Investment & insurance products increased by € 73 million, or 8%, compared to last year’s period, reflecting positive net new assets and higher levels of transactions. Net revenues from Other products decreased by € 33 million, or 9%, compared to the first nine months of 2013. The first three quarters of 2014 included the aforementioned gain from a business sale closed in a prior period. This was more than offset by decreased revenues related to Postbank nonoperating activities as well as a change in the reporting classification of certain product-related expenses. Additionally, the first nine months of 2013 were positively impacted by a partial release of loan loss allowances in Postbank, which is reflected in Other product revenues as the allowances were created prior to consolidation. Net revenues from Payments, cards & accounts decreased by € 21 million, or 3%, compared to the prior year period mainly caused by changes in regulatory requirements regarding payment fees. Net revenues from Deposits decreased by € 12 million, or 1%, compared to the first nine months of 2013, as a result of de-leveraging mainly in Postbank. Net revenues from Postal and supplementary Postbank Services declined by € 12 million, or 4%, compared to the first three quarters of 2013, reflecting usual revenue fluctuations.

Provision for credit losses decreased by € 41 million, or 9%, versus the first nine months of 2013, benefiting from a favorable environment in Germany. In the prior year, an additional credit of € 61 million was recorded in other interest income, representing a partial release of loan loss allowances in Postbank as well as increases in the credit quality of Postbank loans recorded at fair value on initial consolidation by the Group.

Noninterest expenses increased by € 177 million, or 3%, compared to the first nine months of 2013. The prior year period benefited from the release of a provision related to the Hua Xia Bank credit card cooperation whereas the current period reflects the negative impact of the aforementioned change in German legal practice. Additionally, higher infrastructure expenses, mainly caused by regulatory requirements, resulted in cost increases. Excluding these items, noninterest expenses remained stable between current and prior year periods.

Deutsche Bank	Management Report	13
Interim Report as of September 30, 2014	Operating and Financial Review
	Corporate Divisions

Income before income taxes decreased by € 57 million, or 4%, compared to the first nine months of 2013, mainly driven by specific items as mentioned above.

Invested assets increased by € 7 billion versus December 31, 2013, due to € 5 billion in net inflows, mainly in securities, and additional market appreciation.

Global Transaction Banking Corporate Division (GTB)

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2014	Sep 30, 2013	Absolute Change	Change in %	Sep 30, 2014	Sep 30, 2013	Absolute Change	Change in %
Net revenues:

Transaction services	1,039	1,023	15	2	3,101	3,093	8	0
Total net revenues	1,039	1,023	15	2	3,101	3,093	8	0

Provision for credit losses	43	58	(15)	(25)	114	230	(115)	(50)

Total noninterest expenses	657	586	71	12	2,053	1,842	211	11
Thereof:
Restructuring activities	(1)	4	(5)	N/M	8	18	(10)	(58)
Impairment of intangible assets	0	0	0	N/M	0	0	0	N/M

Noncontrolling interests	0	0	0	N/M	0	0	0	N/M

Income before income taxes	338	380	(41)	(11)	934	1,021	(88)	(9)

N/M – Not meaningful

2014 to 2013 Three Months Comparison

The market environment for GTB became more challenging in the third quarter 2014 with further cuts to already low interest rates and heightened geopolitical risks, whilst at the same time the business environment remained highly competitive.

In this environment, GTB’s net revenues increased by € 15 million, or 2%, compared to the third quarter 2013. Revenues in Trade Finance benefited from growing volumes in Europe and Asia Pacific as well as stabilizing margins. In Securities Services, revenues increased due to strong volume growth. In Cash Management, the impact from the ongoing low interest rate environment was more than compensated by increased business activity.

Provision for credit losses of € 43 million in the third quarter 2014 decreased by € 15 million compared to the third quarter 2013, which is attributable to small movements in Trade Finance.

Noninterest expenses increased by € 71 million, or 12%, compared to the prior year quarter. The increase was primarily driven by higher expenses to comply with regulatory requirements as well as increased revenue-related expenses. Furthermore, investments to enable business growth contributed to the higher cost base. The third quarter 2014 included cost-to-achieve related to the OpEx program of € 23 million versus € 18 million in the third quarter 2013.

Income before income taxes decreased by € 41 million, or 11%, compared to the third quarter 2013 due to noninterest expenses outgrowing revenues under the difficult market conditions.

2014 to 2013 Nine Months Comparison

The market conditions in the first nine months 2014 continued to be challenging with ongoing low interest rates, a highly competitive environment and geopolitical risks in some GTB markets. The first nine months 2014 included a litigation-related charge.

Deutsche Bank	Management Report	14
Interim Report as of September 30, 2014	Operating and Financial Review
	Corporate Divisions

Net revenues remained stable compared to the prior year period. The first nine months 2014 included a gain on the sale of registrar services GmbH, while in the prior year period a gain from the sale of Deutsche Card Services was recorded. In Trade Finance, revenues increased based on growing volumes and stabilizing margins especially in Europe and Asia Pacific. Revenues in Securities Services benefited from strong volumes. Cash Management developed solidly in an ongoing low interest rate environment.

Provision for credit losses was € 114 million in the first nine months 2014, compared to € 230 million in the first nine months 2013. The decrease is primarily attributable to the non-recurrence of a single client credit event that occurred in Trade Finance in 2013.

Noninterest expenses increased by € 211 million, or 11%, compared to the prior year period. As mentioned before, the first nine months 2014 included a litigation-related charge. The remaining increase reflects higher expenses to comply with regulatory requirements and investments to enable business growth. Cost-to-achieve related to the OpEx program increased by € 26 million versus 2013.

Income before income taxes decreased by € 88 million, or 9%, compared to the first nine months 2013 due to a litigation-related charge and higher noninterest expenses more than offsetting lower provision for credit losses.

Deutsche Asset & Wealth Management Corporate Division (Deutsche AWM)

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2014	Sep 30, 2013	Absolute Change	Change in %	Sep 30, 2014	Sep 30, 2013	Absolute Change	Change in %
Net revenues:

Management Fees and other recurring revenues	659	633	25	4	1,914	1,825	89	5

Performance and transaction fees and other non recurring revenues	250	229	21	9	592	657	(66)	(10)

Net interest income	147	135	12	9	455	432	23	5

Other product revenues	131	81	50	61	298	253	44	18

Mark-to-market movements on policyholder positions in Abbey Life	80	186	(106)	(57)	210	382	(172)	(45)

Total net revenues	1,267	1,265	1	0	3,468	3,550	(82)	(2)

Provision for credit losses	1	1	0	(12)	(7)	14	(20)	N/M

Total noninterest expenses	977	982	(5)	(1)	2,812	2,954	(142)	(5)
Thereof:
Policyholder benefits and claims	77	171	(94)	(55)	209	356	(147)	(41)
Restructuring activities	6	16	(10)	(62)	20	159	(139)	(87)
Impairment of intangible assets	0	0	0	N/M	0	0	0	N/M

Noncontrolling interests	0	0	1	N/M	0	0	0	N/M

Income before income taxes	288	283	6	2	662	582	80	14

N/M – Not meaningful

2014 to 2013 Three Months Comparison

In the third quarter of 2014, Deutsche AWM continued to benefit from higher market levels, increased net new money and greater assets under management. An increase in market volatility during the quarter increased client activity and trading revenues. However, performance continues to be impacted by increased regulatory costs and an ongoing low interest rate environment, which challenges deposit revenue margins.

In Deutsche AWM, net revenues were € 1.3 billion in the third quarter 2014, remaining stable compared to the third quarter 2013.

Deutsche Bank	Management Report	15
Interim Report as of September 30, 2014	Operating and Financial Review
	Corporate Divisions

Management Fees and other recurring revenues increased by € 25 million, or 4%, due to an increase in the average assets under management for the quarter following positive flow, increased market levels and foreign currency effects. Performance and transaction fees and other non-recurring revenues were up € 21 million, or 9%, driven by higher transactional volumes from structured products and foreign exchange products for private clients. Net interest income increased by € 12 million, or 9%, due to increased lending volume and improved lending margins in the third quarter of 2014. Other product revenues increased compared to the third quarter 2013 by € 50 million, or 61%, mainly due to net gains on fair value changes. Mark-to-market movements on policyholder positions in Abbey Life decreased by € 106 million versus third quarter 2013.

Provision for credit losses remained unchanged compared to the third quarter 2013 at very low levels.

Noninterest expenses of € 977 million in the third quarter 2014 decreased by € 5 million, or 1%, compared to the third quarter 2013 driven by lower policyholder benefits and claims, offset by prior year litigation reserve release, increased compensation costs mainly in respect of greater regulatory reporting requirements, and higher costs-to-achieve related to OpEx.

Income before income taxes was € 288 million in the third quarter 2014, an increase of € 6 million, or 2%, compared to the third quarter 2013.

In the third quarter 2014, invested assets were € 1,006 billion as of September 30¸ 2014, an increase of € 51 billion versus June 30, 2014, mainly driven by foreign exchange movements of € 31 billion, inflows of € 17 billion and market appreciation of € 5 billion. Net inflows of € 17 billion were recorded across all products, with strong flows in both retail and institutional business.

2014 to 2013 Nine Months Comparison

In the first nine months of 2014, Deutsche AWM continued to benefit from higher market levels, increased net new money and greater assets under management. This has been offset by lower performance fees, reduced client activity and increased regulatory costs.

In Deutsche AWM, net revenues in the first nine months of 2014 decreased by € 82 million, or 2%, compared to the first nine months of 2013. Management Fees and other recurring revenues increased by € 89 million, or 5%, due to an increase of the average assets under management driven by positive flow and market effect. Performance and transaction fees and other non-recurring revenues were down € 66 million, or 10 % driven by lower performance fees in alternatives, and lower transaction revenues from capital markets and foreign exchange products for private clients. Net interest income increased by € 23 million, or 5%, due to increased lending volumes and improved lending margins. Other product revenues increased compared to the first nine months of 2013 by € 44 million, or 18%, partly due to higher revenues from alternative products. Mark-to-market movements on policyholder positions in Abbey Life decreased by € 172 million, or 45%, versus the first nine months of 2013.

Provision for credit losses decreased by € 20 million compared to the first nine months of 2013 mainly resulting from lower specific client-related lending provisions and the recovery of prior losses in the second quarter 2014.

Noninterest expenses of € 2.8 billion in the nine months of 2014 decreased by € 142 million, or 5%, compared to the first nine months 2013 driven by lower policyholder benefits, lower costs-to-achieve related to OpEx and the positive impact of ongoing OpEx program measures, offset by litigation reserve release in the prior year and increased compensation costs mainly in respect of greater regulatory reporting requirements.

Income before income taxes was € 662 million in the first nine months of 2014, an increase of € 80 million, or 14%, compared to the first nine months of 2013, mainly due to lower noninterest expenses.

Deutsche Bank	Management Report	16
Interim Report as of September 30, 2014	Operating and Financial Review
	Corporate Divisions

Non-Core Operations Unit Corporate Division (NCOU)

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2014	Sep 30, 2013	Absolute Change	Change in %	Sep 30, 2014	Sep 30, 2013	Absolute Change	Change in %
Net revenues	20	402	(382)	(95)	50	1,121	(1,071)	(96)

Provision for credit losses	42	239	(197)	(82)	128	500	(372)	(74)

Total noninterest expenses	1,026	1,361	(335)	(25)	2,082	2,751	(669)	(24)
Thereof:
Restructuring activities	1	0	1	N/M	4	17	(13)	(76)
Impairment of intangible assets	0	0	0	N/M	0	0	0	N/M

Noncontrolling interests	0	1	0	(59)	0	0	0	N/M

Income (loss) before income taxes	(1,049)	(1,199)	151	(13)	(2,160)	(2,130)	(31)	1

N/M – Not meaningful

2014 to 2013 Three Months Comparison

The results for NCOU this quarter reflect the on-going progress from de-risking activity, as well as fair value movements, impairments and developments related to litigation-related matters.

Net revenues for the NCOU in the reporting period decreased by € 382 million, or 95%, to € 20 million. This includes the impact from lower portfolio revenues reflecting the significant reduction in assets year-on-year, as well as the net effect arising from valuation adjustments and mark-to-market impacts. NCOU’s de-risking activity generated revenue losses of € 41 million compared to a marginal net gain in the same period in 2013.

Provision for credit losses in the third quarter 2014 were € 197 million lower versus the same quarter in 2013 due to lower provisions taken against IAS 39 reclassified assets, mainly driven by European Commercial Real Estate exposures.

Noninterest expenses decreased by € 335 million, or 25%, compared to the third quarter 2013. The decrease versus the previous year was predominately due to lower litigation-related expenses, while direct costs have also decreased by € 51 million, or 14%, driven by the sale of BHF-BANK.

The loss before income taxes decreased by € 151 million, versus the same quarter in 2013, primarily driven by the aforementioned movements and impacts.

2014 to 2013 Nine Months Comparison

During 2014, NCOU continued to execute its de-risking strategy with specific focus on the sale of operating assets, such as BHF-BANK and The Cosmopolitan of Las Vegas, as well as risk reductions across legacy IAS 39 reclassified assets, the Credit Correlation and Monoline portfolios as well as Commodities’ exposures. Asset de-risking in 2014 has delivered net gains of € 124 million.

Net revenues in the NCOU were € 50 million, or 96%, lower in the first nine months compared to the same period in 2013 primarily due to lower portfolio revenues reflecting the significant reduction in assets year-on-year. In addition, mark-to-market losses in 2014 include € 302 million from Maher debt refinancing and € 151 million arising on commodities exposure to the US power sector.

Provision for credit losses for the first nine months of 2014 were down € 372 million, or 74 % compared to the first nine months of 2013, due to lower provisions taken against IAS 39 reclassified assets, mainly driven by European Commercial Real Estate exposures.

Deutsche Bank	Management Report	17
Interim Report as of September 30, 2014	Operating and Financial Review
	Corporate Divisions

Noninterest expenses for the first nine months of 2014 were € 2.1 billion, a decrease of € 669 million, or 24%, compared to the same period in 2013, mainly driven by lower litigation-related expenses. Direct costs also decreased as a result of the divestment of certain operating assets including BHF-BANK. This was partly offset by an impairment of € 57 million taken in the current year.

The loss before income taxes increased by € 31 million versus the first nine months of the prior year, with each period having been impacted by a number of different factors as described above.

Consolidation & Adjustments (C&A)

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2014	Sep 30, 2013	Absolute Change	Change in %	Sep 30, 2014	Sep 30, 2013	Absolute Change	Change in %
Net revenues	0	(168)	168	N/M	(492)	(595)	103	(17)

Provision for credit losses	0	0	0	N/M	1	0	0	N/M

Noninterest expenses	46	(6)	51	N/M	133	38	95	N/M

Noncontrolling interests	(3)	(10)	7	(73)	(24)	(20)	(4)	18

Income (loss) before income taxes	(43)	(153)	110	(72)	(601)	(613)	11	(2)

N/M – Not meaningful

2014 to 2013 Three Months Comparison

Loss before income taxes in C&A was € 43 million in the third quarter 2014, compared to a loss of € 153 million in the prior year quarter. This development was predominantly attributable to valuation and timing differences from different accounting methods used for management reporting and IFRS, which showed a positive impact of € 4 million compared to negative € 59 million in the prior year quarter, as well as positive € 36 million FVA in the third quarter 2014 on internal uncollateralized derivatives between Treasury and CB&S.

2014 to 2013 Nine Months Comparison

Loss before income taxes in C&A was € 601 million in the nine months 2014, compared to a loss of € 613 million in the prior year nine months. Results in the first nine months 2014 included negative € 84 million FVA on internal uncollateralized derivatives between Treasury and CB&S. Valuation and timing differences were negative € 143 million compared to negative € 226 million in the same period last year, due to effects related to shifts of the euro and U.S. dollar interest rate curves and the impact from widened U.S. dollar/euro basis swap spread. Noninterest expenses in the first nine months 2014 also include a negative € 121 million from Bank levies compared to a negative € 66 million in the same period in the prior year.

Deutsche Bank	Management Report	18
Interim Report as of September 30, 2014	Operating and Financial Review
	Financial Position

Financial Position

in € m. (unless stated otherwise)	Sep 30, 2014	Dec 31, 2013	Absolute Change	Change in %
Cash and due from banks	20,866	17,155	3,712	22

Interest-earning deposits with banks	79,201	77,984	1,217	2

Central bank funds sold, securities purchased under resale agreements and securities borrowed	54,002	48,232	5,770	12

Trading assets	196,360	210,070	(13,710)	(7)

Positive market values from derivative financial instruments	555,767	504,590	51,177	10

Financial assets designated at fair value through profit or loss	142,914	184,597	(41,683)	(23)
Thereof:
Securities purchased under resale agreements	76,949	116,764	(39,815)	(34)
Securities borrowed	32,098	32,485	(387)	(1)

Loans	395,842	376,582	19,260	5

Brokerage and securities related receivables	150,422	83,185	67,237	81

Remaining assets	113,815	109,006	4,809	4

Total assets	1,709,189	1,611,400	97,789	6

Deposits	543,153	527,750	15,403	3

Central bank funds purchased, securities sold under repurchase agreements and securities loaned	12,609	15,686	(3,077)	(20)

Trading liabilities	48,102	55,804	(7,702)	(14)

Negative market values from derivative financial instruments	539,461	483,428	56,033	12

Financial liabilities designated at fair value through profit or loss	58,844	90,104	(31,261)	(35)
Thereof:
Securities sold under repurchase agreements	36,698	73,642	(36,944)	(50)
Securities loaned	6,944	1,249	5,695	N/M

Other short-term borrowings	50,471	59,767	(9,296)	(16)

Long-term debt	146,166	133,082	13,084	10

Brokerage and securities related payables	170,396	118,992	51,404	43

Remaining liabilities	69,880	71,821	(1,940)	(3)

Total liabilities	1,639,083	1,556,434	82,648	5

Total equity	70,106	54,966	15,140	28

N/M – Not meaningful

Movements in Assets

The overall increase of € 98 billion (or 6%) as of September 30, 2014, compared to December 31, 2013 was primarily driven by a € 67 billion growth in brokerage and securities related receivables, following the seasonality pattern we typically observe of lower year-end levels versus higher volumes over the course of the year, and a € 51 billion increase in positive market values from derivative financial instruments during the period, largely related to foreign exchange and interest rate products, despite significant activity in trade restructuring to reduce mark-to-market and novation of trades.

The overall balance sheet increases include € 70 billion due to foreign exchange rate movements, in particular the significant strengthening of the U.S. dollar versus the euro during the third quarter, which accounted for € 51 billion of the increase.

Loans increased by € 19 billion, with exposure increases in CB&S, Deutsche AWM and GTB partly being offset by managed reductions in our NCOU.

Cash and due from banks as well as interest-earning deposits with banks increased in the same period by € 4 billion and € 1 billion, respectively, primarily driven by deposit growth.

Deutsche Bank	Management Report	19
Interim Report as of September 30, 2014	Operating and Financial Review
	Financial Position

Central bank funds sold, securities purchased under resale agreements and securities borrowed, under both accrual and fair value accounting, have decreased by € 34 billion in total, as a result of the adoption of IAS 32 R in 2014, allowing the offsetting of financial assets and financial liabilities for bilateral reverse repos and repos under certain conditions, and from managed reductions in our secured financing provided to clients.

Trading assets decreased by € 14 billion, primarily driven by debt securities, slightly being offset by an increase in equity securities.

Movements in Liabilities

As of September 30, 2014, total liabilities increased by € 83 billion (or 5%) compared to year-end 2013. Similar to the asset side, these increases largely reflect the impact of foreign exchange rate movements during the year.

Negative market values from derivative financial instruments increased by € 56 billion and brokerage and securities related payables were up by € 51 billion compared to December 31, 2013, primarily due to the same reasons driving the movements in positive market values from derivative financial instruments and brokerage and securities related receivables as outlined above.

Deposits were up by € 15 billion, with increases in our funding through transaction banking and retail partly being offset by lower volumes from unsecured wholesale.

Long-term debt increased by € 13 billion, primarily from higher funding activities which exceeded the amount of debt that matured in the first nine months of the year.

Central bank funds purchased, securities sold under repurchase agreements and securities loaned, under both accrual and fair value accounting, have decreased by € 34 billion in total, due to the adoption of IAS 32 R in 2014, allowing the offsetting of financial assets and financial liabilities for bilateral reverse repos and repos under certain conditions, and from reductions in secured funding of highly liquid inventory.

Other short-term borrowings were down by € 9 billion, primarily due to lower issuances in CB&S and, to a lesser extent, in GTB.

Trading liabilities decreased by € 8 billion, primarily driven by debt securities, slightly offset by an increase in equity securities.

Liquidity

Liquidity reserves amounted to € 188 billion as of September 30, 2014 (compared with € 196 billion as of December 31, 2013), which generated a positive liquidity stress result as of September 30, 2014 (under the combined scenario).

Equity

Total equity as of September 30, 2014 increased by € 15.1 billion compared to December 31, 2013. The main factors contributing to this development were a capital increase of € 8.5 billion from the issuance of 359,8 million new common shares in June 2014 and the issuance of new additional equity components (Additional Tier 1 securities, treated as equity according to IFRS) of € 3.5 billion on May 20, 2014. Further contributing to the increase were net income attributable to Deutsche Bank shareholders of € 1.2 billion, positive effects from exchange rate changes of € 2.1 billion (especially in the U.S. dollar) and unrealized net gains on financial assets available for sale of € 763 million, which mainly resulted from improved market prices of debt securities from European issuers. Partly offsetting were cash dividends paid to Deutsche Bank shareholders of € 765 million.

Deutsche Bank	Management Report	20
Interim Report as of September 30, 2014	Operating and Financial Review
	Financial Position

Regulatory Capital

Starting January 1, 2014, the calculation of our regulatory capital and capital ratios incorporates the capital requirements following the Capital Requirements Regulation and Capital Requirements Directive 4, subject to certain transitional rules. Therefore when referring to the results according to the transitional rules we use the term “CRR/CRD 4”. When referring to the results according to the full application of the final envisaged framework we use the term “CRR/CRD 4 fully loaded”. In some cases, CRR/CRD 4 left in place unchanged transitional rules that had been adopted in earlier capital adequacy frameworks through Basel 2.5 regarding the risk weighting of certain categories of assets. These include rules permitting the grandfathering of equity investments at a risk-weight of 100 % and allowing the selection of the greater position of long and short positions as the basis for measurement in the Market Risk Standardized Approach rather than the sum of both long and short positions. In these cases, our CRR/CRD 4 methodology assumes that the impact of the expiration of these transitional rules will be mitigated through sales of the underlying assets or other measures prior to the expiration of the grandfathering provisions.

Tier 1 capital according to CRR/CRD 4 as of September 30, 2014 was € 62.7 billion, € 10.9 billion higher than at the end of 2013, resulting in a CRR/CRD 4 Tier 1 capital ratio of 15.5 % as of September 30, 2014, up from 14.6 % at December 31, 2013. Common Equity Tier 1 capital according to CRR/CRD 4 increased in the first nine months of 2014 by € 7.9 billion to € 59.6 billion, resulting in a CRR/CRD 4 Common Equity Tier 1 capital ratio of 14.7 % as of September 30, 2014, compared with 14.6 % at the end of 2013.

The increase in our Tier 1 capital in the first nine months of 2014 resulted mainly from a capital increase from authorized capital against cash contributions with gross proceeds of € 8.5 billion and the placement of CRR/CRD 4 compliant Additional Tier 1 Notes (the “AT1 Notes”) with an equivalent value of € 3.5 billion, both transactions completed in the second quarter of 2014. Our net income attributable to Deutsche Bank shareholders of € 1.2 billion in the first nine months of 2014, decreased by our dividend accrual of € 846 million, also contributed to the increase. These increases were partially offset by the derecognition of a further 10 % of our Legacy Hybrid Tier 1 instruments that are being phased out during the transitional period with a value of € 1.3 billion per year. We saw further negative impacts on our Tier 1 capital and Common Equity Tier 1 capital as a result of capital deductions that are being phased in at a rate of 20 % per year, including a deduction of deferred tax assets of € 624 million and a deduction of defined benefit pension fund assets of € 156 million. These amounts were not deducted at year-end 2013. Common Equity Tier 1 capital and Tier 1 capital were also negatively impacted by an adjustment made to an asset in the NCOU.

Our fully loaded CRR/CRD 4 Tier 1 capital as of September 30, 2014 was € 49.5 billion, € 15.5 billion higher than at year end 2013, resulting in a fully loaded CRR/CRD 4 Tier 1 capital ratio of 12.3 % as of September 30, 2014, up from 9.7 % at December 31, 2013. Our fully loaded CRR/CRD 4 Common Equity Tier 1 capital increased in the first nine months of 2014 by € 12.0 billion to € 46.0 billion, resulting in a fully loaded CRR/CRD 4 Common Equity Tier 1 capital ratio of 11.5 % as of September 30, 2014, compared with 9.7 % at the end of 2013.

The main increasing impact on Tier 1 capital came from the two capital issuance transactions in the first half of 2014 with a total volume of € 12.0 billion, therein € 8.5 billion in Common Equity Tier 1 capital. The increasing effects from the authorized capital issuance had in addition a positive effect on our Common Equity Tier 1 capital related thresholds resulting in a decrease of threshold dependent capital deductions for direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities as well as deferred tax assets arising from temporary differences (10/15 % rule).

Risk-weighted assets according to CRR/CRD 4 were € 404 billion as of September 30, 2014, € 104 billion (34.6%) higher than at the end of 2013 according to Basel 2.5 rules, largely reflecting the impact of the CRR/CRD 4 framework as well as technical impacts from the aforementioned capital increases. Risk-weighted assets for credit risk increased in the first nine months of 2014 by € 48.8 billion, mainly driven by the implementation of the CRR/CRD 4 framework as well as FX impacts and Model updates. Additionally, the new calculation

Deutsche Bank	Management Report	21
Interim Report as of September 30, 2014	Operating and Financial Review
	Financial Position

of risk-weighted assets for the CVA according to the CRR/CRD 4 framework added € 18.6 billion to the overall increase. Risk-weighted assets for market risk increased by € 24.4 billion mainly driven by the inclusion of former capital deduction items for higher risk securitization positions into the risk-weighted asset calculation according to the CRR/CRD 4 framework. The overall RWA increase of € 12.2 billion for operational risk was mainly driven by our early recognition of enhancements to our Advanced Measurement Approach (AMA) model in the second quarter which led to additional RWA of € 7.7 billion.

Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”

As of September 30, 2014 and December 31, 2013 the carrying value of reclassified assets was € 7.5 billion and € 8.6 billion, respectively, compared with a fair value of € 7.6 billion and € 8.2 billion as of September 30, 2014 and December 31, 2013, respectively. These assets are held in the NCOU.

Please refer to the note “Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”” for additional information on these assets and on the impact of their reclassification.

Exposure to Monoline Insurers

The following is an update on the development of protection purchased from monoline insurers.

Monoline exposure related to U.S. residential mortgages

	Sep 30, 2014				Dec 31, 2013
in € m.	Notional amount	Value prior to CVA [1]	CVA [1]	Fair value after CVA [1]	Notional amount	Value prior to CVA [1]	CVA [1]	Fair value after CVA [1]
AA Monolines: [2]
Other subprime	92	27	(6)	21	94	29	(6)	23
Alt-A	2,012	586	(87)	499	2,256	768	(105)	663

Total AA Monolines [3]	2,104	613	(93)	520	2,350	797	(111)	686

[1]

For monolines with actively traded CDS, the Credit Valuation Adjustment (CVA) is calculated using a full CDS-based valuation model. For monolines without actively traded CDS, a model-based approach is used with various input factors, including relevant market driven default probabilities, the likelihood of an event (either a restructuring or an insolvency), an assessment of any potential settlement in the event of a restructuring, and recovery rates in the event of either restructuring or insolvency. The monolines CVA methodology is reviewed on a quarterly basis by management.

[2]	Ratings are the lowest of Standard & Poor’s, Moody’s or our own internal credit ratings.
[3]	A portion of the mark-to-market monoline exposure has been mitigated with CDS protection arranged with other market counterparties and other economic hedge activity.

Other Monoline exposure

	Sep 30, 2014				Dec 31, 2013
in € m.	Notional amount	Value prior to CVA [1]	CVA [1]	Fair value after CVA [1]	Notional amount	Value prior to CVA [1]	CVA [1]	Fair value after CVA [1]
AA Monolines: [2]
TPS-CLO	1,335	248	(41)	207	1,512	298	(41)	257
CMBS	780	0	0	0	1,030	(3)	0	(3)
Student loans	310	0	0	0	285	0	0	0
Other	500	55	(6)	49	511	69	(7)	62

Total AA Monolines	2,925	303	(47)	256	3,338	364	(48)	316

Non Investment-Grade Monolines: [2]
TPS-CLO	320	69	(16)	53	353	67	(8)	58
CMBS	1,432	0	0	0	1,444	7	0	6
Corporate single name/Corporate CDO	26	5	0	5	0	0	0	0
Student loans	655	62	(8)	54	604	116	(11)	105
Other	760	102	(38)	64	827	90	(31)	60

Total Non Investment-Grade Monolines	3,193	238	(62)	176	3,228	280	(50)	229

Total [3,4]	6,118	541	(109)	432	6,566	644	(98)	545

[1]

For monolines with actively traded CDS, the Credit Valuation Adjustment (CVA) is calculated using a full CDS-based valuation model. For monolines without actively traded CDS, a model-based approach is used with various input factors, including relevant market driven default probabilities, the likelihood of an event (either a restructuring or an insolvency), an assessment of any potential settlement in the event of a restructuring, and recovery rates in the event of either restructuring or insolvency. The monolines CVA methodology is reviewed on a quarterly basis by management.

[2]	Ratings are the lowest of Standard & Poor’s, Moody’s or our own internal credit ratings.
[3]

Excludes counterparty exposure to monoline insurers that relates to wrapped bonds of € 19 million as of September 30, 2014, and € 15 million as of December 31, 2013, which represents an estimate of the potential mark-downs of wrapped assets in the event of monoline defaults.

[4]	A portion of the mark-to-market monoline exposure has been mitigated with CDS protection arranged with other market counterparties and other economic hedge activity.

Deutsche Bank	Management Report	22
Interim Report as of September 30, 2014	Operating and Financial Review
	Events after the Reporting Period

Related Party Transactions

We have business relationships with a number of companies in which we own significant equity interests. We also have business relationships with a number of companies where members of our Management Board hold positions on boards of directors or non-executive boards. Our business relationships with these companies cover many of the financial services we provide to our clients generally. For more detailed information, please refer to the section “Other Financial Information” of this Interim Report.

Management and Supervisory Board

Effective July 1, 2014, Louise M. Parent was named a member of the Supervisory Board of Deutsche Bank AG. She succeeds Suzanne Labarge, who decided to step down from the Supervisory Board with effect from June 30, 2014. Suzanne Labarge had been on Deutsche Bank’s Supervisory Board since 2008. The appointment of Louise M. Parent is based on a proposal by the Supervisory Board’s Nomination Committee. In line with the recommendation of the German Corporate Governance Code she was appointed by the court as Suzanne Labarge’s successor for the period until the conclusion of the next ordinary General Meeting. Louise M. Parent was Executive Vice President and General Counsel at American Express from 1993 to 2013. As an attorney, she has more than thirty years of experience in the financial sector and legal field.

Events after the Reporting Period

After the reporting date no material events occurred which had a significant impact on our results of operations, financial position and net assets.

Deutsche Bank	Management Report	23
Interim Report as of September 30, 2014	Outlook
	The Global Economy

Outlook

The following section should be read in conjunction with the Outlook section in the Management Report provided in the Financial Report 2013 that outlined our expectations for 2014 and 2015.

The Global Economy

We see the different blocs of the global economy moving at different speeds with increasing headwinds in Europe’s economy which is likely to impact business conditions. We expect global economic growth to increase slightly from 3.0 % to 3.2 % in 2014 and then to accelerate to 3.7 % next year. Global growth in 2015 will probably be somewhat below the average of the past ten years. Real GDP in the U.S. is estimated to rise by 2.4 % in 2014, thus expanding at around the same pace as in 2013. In 2015, we expect growth will accelerate to 3.6 % in the U.S., even if the Federal Reserve’s monetary policies are likely to be less expansive next year.

The eurozone economy, noticeably buoyed by the expected even more expansionary monetary policy is expected to continue on its moderate and yet still fragile growth trajectory, expanding by 0.7 % in 2014. Next year, we expect a growth rate of 1.0%. However, over the last weeks, we have seen several signs indicating additional uncertainties for the near-term outlook. Among the large eurozone countries, Germany should see the strongest expansion, driven by growth in the domestic economy of 1.5 % in both 2014 and 2015. The economic recovery in the UK is likely to continue this year, and the economy should grow by 3.1%. Next year, however, growth there will probably slow down to 2.5%, which is still above the average of the past ten years. In Japan, despite the dampening impact from the consumption tax increase in April, the economy is expected to grow at an annual average of 1.0 % in 2014. For 2015, we expect a slight acceleration in the pace of economic growth there to 1.3%. In industrialized countries, we project overall growth will accelerate to 1.8 % in 2014 and continue rising to 2.4 % in 2015.

In contrast, economic growth of the developing and emerging market economies in 2014 is expected to slow down to 4.4 % in 2014. However, an acceleration to 4.9 % growth is expected next year. The merely moderate growth in emerging market and developing countries is due to, in particular, the economic slowdown in China and Brazil. Economic growth in China, at 7.3 % in 2014, below last year’s level and the expectation is this will weaken to 7.0 % in 2015. The Brazilian economy is projected to expand by only 0.3 % in 2014, compared to 2.5 % in 2013. For 2015, we anticipate the Brazilian economy will expand by 1.0%. The Russian economy is also expected to expand more slowly this year. Here, we project growth will only come to 0.5 % and may rise in 2015 to 1.0 % at the most. Among the BRIC countries, India is the only country we expect to experience a strong acceleration in growth, namely from 4.4 % to 5.5 % in 2014, with a further increase to 6.5 % in 2015.

There are various geopolitical risks that could have an impact on our projections. A further deterioration of the Ukraine crisis, which could lead to a spiral of sanctions from Western countries and Russia’s reactions, poses a risk to the development of the European economy, in particular, if there is a restriction or even a discontinuation of Russia’s oil and natural gas deliveries. Furthermore, there is the risk that conflicts in the Middle East could lead to a significant rise in oil prices and could thus dampen global economic activity.

Deutsche Bank	Management Report	24
Interim Report as of September 30, 2014	Outlook
	The Deutsche Bank Group

The Banking Industry

With economic prospects overshadowed by recent weakness, banks’ business in Europe may also struggle to pick up substantial speed. Still, the contraction in corporate lending in the euro area is likely to moderate further, while household lending could continue to stagnate. In the U.S., the core loan and deposit-taking business with the private sector looks set to perform well in the next few quarters.

Overall, restructuring in the European banking sector may not be quite over as financial results so far are unsustainably weak. In the U.S., by contrast, bank profitability could well increase further from a very good level, though loan loss provisions may have to rise moderately. Particularly for individual institutions in both regions, litigation costs remain an important tail risk.

The outlook for investment banking is brighter, as companies on both sides of the Atlantic may increasingly aim to put their large cash reserves to work and financial markets seem willing to provide abundant and extremely cheap funding for projects seen to be attractive.

Similarly, investor demand due to the low interest rate environment may continue to drive capital market valuations, not just in equity but even in some bond markets, with the U.S. fixed income market probably being the exception. Here the impact of the Fed’s approaching exit from its ultra-expansive monetary policy may be felt most significantly and potentially quite suddenly. In Europe, large-scale asset purchases by the ECB could counter upward pressure on bond yields stemming from the developments in the U.S.

With regard to financial regulation and supervision, in Europe the main topics for the rest of this year and 2015 are likely to be the ECB’s takeover of large-bank supervision in the euro area in November, the entry into force of the Bank Recovery and Resolution Directive (BRRD) in January 2015, the start of the implementation of the Liquidity Coverage Ratio (LCR) in January, too, and legislative proposals regarding e.g. the so-called bank structural reform and the financial transaction tax. In the U.S., even higher capital and liquidity requirements could be imposed especially on large institutions, in addition to other measures possibly targeting housing finance, money market funds or the repo market.

The Deutsche Bank Group

In 2012, as part of our Strategy 2015+, five levers have been identified as key to Deutsche Bank in order to achieve our vision: Capital, Cost, Clients, Culture and Competencies. Additionally, financial targets have been announced by the Group to highlight the financial objectives of Strategy 2015+. In May 2014, we announced a series of measures, including the launch of a capital increase which has since raised € 8.5 billion of fresh capital, to reinforce Strategy 2015+. In this context, we have updated our financial aspirations. The financial Key Performance Indicators (KPIs) of the Group are detailed in the table below.

Group Key Performance Indicators [1]	Sep 30, 2014	Target for 2015	Target for 2016
Post-tax return on average active equity [2]	(adjusted) 8.2%	~ (adjusted) 12%	~ 12%

Cost/income ratio	(adjusted) 73.6%	~ (adjusted) 65%	~ 65%

Cost savings [3]	€ 2.9 bn per annum	€ 4.5 bn per annum	€ 4.5 bn per annum

Costs to achieve savings [4]	€ 2.7 bn	€ 4 bn	€ 4 bn

CRR/CRD 4 fully loaded Common Equity Tier 1 ratio [5]	11.5%	Greater than 10%	Greater than 10%

Fully loaded CRR/CRD 4 Leverage Ratio [6]	3.3%	3.5%	3.5%

[1]

The adjusted and reported Post-tax return on average active equity, the adjusted and reported Cost/Income ratio, and the fully loaded CRR/CRD 4 Leverage Ratio presented in the table above are non-GAAP financial measures. Descriptions of these non-GAAP financial measures and the adjustments made to the most directly comparable financial measures under IFRS or CRR/CRD 4, can be found in “Other Information: Non-GAAP Financial Measures” of this report.

[2]	Assuming a Group tax rate between 30 % and 35%.
[3]	Cost savings (gross) resulting from the implementation of the OpEx program.
[4]	Costs to achieve (CtA) savings are costs which are directly required for the realisation of savings in the OpEx program.
[5]

The CRR/CRD 4 fully loaded Common Equity Tier 1 ratio represents our calculation of our Common Equity Tier 1 ratio without taking into account the transitional provisions of CRR/CRD 4. Further detail on the calculation of this ratio is provided in the Risk Report.

[6]

The fully loaded CRR/CRD 4 Leverage Ratio represents our calculation following the publication of CRR/CRD 4 on June 27, 2013 as amended. Further detail on the calculation of this ratio is provided in the Risk Report.

Deutsche Bank	Management Report	25
Interim Report as of September 30, 2014	Outlook
	The Deutsche Bank Group

Our updated aspirations are based on a number of key assumptions. We have assumed that new regulations, such as the CRD 4 and EBA guidance, will be implemented in line with our expectations, that global gross domestic product growth will stabilize in the range of 2 % to 4 % per annum over the relevant period, that there will be no major increases in interest rates before 2016 in the markets in which we operate and that central bank intervention in the U.S. financial markets will continue to recede.

The completion of the capital increase is a substantial and integral part of our updated aspirations. With our increased CRR/CRD 4 fully loaded Common Equity Tier 1 capital position we build a strong capital base which underpins our commitment to our global universal banking model and reinforces our ability to address future regulatory challenges. Additionally, the capital will allow us to manage our risk-weighted assets while improving our fully loaded CRR/CRD 4 Leverage Ratio.

Under the OpEx program we continue to strive for greater cost efficiency. We are ahead of our plan to achieve € 4.5 billion in cumulative savings by 2015. Cost savings enable us to address increasing costs to meet new regulations. The program is also transforming how we do business and how we work with each other. We plan to replace our ageing IT systems with new standard, scalable platforms that have better controls. We intend to become more disciplined when buying goods and services, putting the right people in the right places, taking a fresh look at our processes and flattening our structure to reduce bureaucracy and promote faster decision-making. After two years of OpEx, we are a stronger bank thanks to our commitment to deliver on our promises and our partnership with colleagues all over the world and we are confident to stay on track regarding our target of € 4.5 billion in annual savings by the end of 2015.

Client centricity is one of our core values. We have launched a Group-wide project to enhance our understanding of our clients and better gauge their needs and satisfaction levels. Under the Client Centricity program, we also plan to introduce a new mechanism to encourage greater cross-divisional collaboration, creating a more seamless experience for our customers when they work with different parts of the Group. We are driving a holistic transformation of our technology estate to provide an agile, reliable environment that meets the needs of our business partners and clients more effectively. After the capital-raising in May 2014, we are now well-placed to increase market share and reinforce our leading position through targeted investments in our businesses.

Our values and beliefs lie at the heart of our goal of long-term cultural change. They guide our behaviors with clients, shareholders, colleagues and the communities we serve. As an important step on the journey of cultural change, we recently launched the updated Deutsche Bank Code of Business Conduct and Ethics. It will help us turn our values and beliefs into action as it sets out the standards of ethical business conduct required from every employee. This and other initiatives including bank-wide training programs continue our drive to embed cultural change and is intended to enable the continuous improvement of our processes and platforms by embracing new and better ways of operating.

Our outlook and performance expectations are based on various economic and operational assumptions. Positive market movements, competitor withdrawals and the implementation of our Strategy 2015+ program may enable us to increase revenues, restrict costs, enhance customer satisfaction, increase margins, enhance capital positions and expand market share beyond our current levels and therefore provide further opportunities for growth for the Group.

Deutsche Bank	Management Report	26
Interim Report as of September 30, 2014	Outlook
	The Business Segments

There are also risks regarding the future economic environment, the regulatory landscape, and anticipated interest rates and central bank action. A reignition of the European sovereign debt crisis, weakness in global, regional and national economic conditions, regulatory changes that may further increase our costs or restrict our activities, or further tightening of margins could also negatively affect our ability to implement our strategy or realize the benefits from it. Following the financial crisis, the frequency of legal and regulatory proceedings, governmental and regulatory examinations, investigations and inquiries, and the weight of resolutions of such proceedings has increased dramatically. These matters expose Deutsche Bank to substantial financial damages and legal defense costs, and possible regulatory restrictions. It is likely that the Group will incur significant expense in connection with all or some of the proceedings, regardless of the ultimate outcome. For an overview on current proceedings as well as contingent liabilities please refer to section ‘Other Contingencies’ of this report.

The Business Segments

Corporate Banking & Securities (CB&S) along with the rest of the investment banking industry saw improved revenues in the third quarter 2014, reflecting an increase in volatility towards the end of the quarter and positive conditions for corporate finance. Going forward a slightly more positive outlook for Debt Sales & Trading reflects a potential return to more normalized levels of volatility due to diverging central bank policies. However, the industry continues to face significant headwinds from the changing regulatory environment, ongoing pressure on financial resources, and ongoing macroeconomic uncertainty. Building on improved revenue momentum in 2014 we will continue to consolidate our strengths through ongoing platform investments, complying with new regulatory requirements and dynamically allocating resources across both the business and client portfolio in order to deliver sustainable returns. For 2014 and 2015, we are broadly on track to deliver on our updated Strategy 2015+ objective of an adjusted post-tax return on average active equity of 13 % to 15%, but challenges and uncertainties remain.

For Private & Business Clients (PBC) the overall macroeconomic outlook for countries in which we operate improved in 2014 and is expected to remain on its moderate growth path in 2015. However, the entire market environment is likely to continue to be challenging. A near-term relief from the low interest rate environment after continued deterioriation in 2014 is not expected and might continue to impact our deposit revenues. Our aim is to strengthen our core German credit business by further expanding margins, whilst maintaining strict risk discipline and carefully optimizing capital use. The development of investment product revenues is particularly dependent on movements in the European macroeconomic environment and the recovery of customer confidence in Germany. We will continue to focus on realizing potential from our Private & Commercial Banking business unit by leveraging our integrated commercial banking coverage model for small and mid-sized corporate clients, a joint venture between PBC and GTB. Additionally, we are looking to further strengthen our advisory banking business in other important European markets, and optimize the benefits generated from our growth investments in key Asian countries. Furthermore, we plan to invest in systems to improve digital capabilities in Germany and Europe. The ongoing integration of Postbank will enable us to realize additional synergies and cost savings. The quarterly cost-to-achieve costs for the Postbank integration and other measures of our OpEx program are variable dependent on the milestones of individual projects. For the full year, however, costs-to-achieve are expected to be largely in line with initial targets. For 2015 we maintain our updated Strategy 2015+ ambition of generating income before income taxes of € 2.5 billion to € 3 billion, once the full benefits from Postbank integration are achieved.

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Interim Report as of September 30, 2014	Outlook
	The Business Segments

In Global Transaction Banking (GTB), market conditions are likely to remain challenging following recent cuts of already low interest rates, a highly competitive environment and geopolitical risks. In addition, cost-to-achieve related to the OpEx program as well as other expenses in relation to the execution of our Strategy 2015+ may impact our 2014 results. This may be offset by volume growth in cash management and trade finance transactions when we see continued stabilization and growth in the global economy. For 2015, we maintain our ambition to grow income before income taxes to € 1.6 billion to € 1.8 billion as growth initiatives should start to yield results.

Deutsche Asset & Wealth Management (Deutsche AWM) expects to remain on track to deliver its Strategy 2015+ aspiration of € 1.7 billion of income before income taxes by the end of next year. Achieving this aspiration will depend in part on the successful execution of a number of initiatives aimed at enhancing our client offering and further strengthening our operating and technology platform. In respect of the former, in wealth management a key focus is to expand the services we provide ultra high net worth clients worldwide. In asset management, we will develop additional products based on active, passive, systematic, liquid alternative and real asset investment strategies, in response to evolving client requirements. Additionally, we plan to broaden our relationships with CB&S, PBC and GTB to expand the distribution of our products and explore additional joint initiatives to better serve our clients. The investment program for our operating and technology platform continues to progress. We anticipate that it will generate further efficiencies, while delivering improved systems that enhance the client experience. Uncertainties exist that may impact future performance. Falls in client transactional activity, could impact wealth management revenues, particularly with respect to equities and foreign exchange and careful management of the cost base will be crucial in light of rising regulatory expenditure.

The strategy and mandate for the Non-Core Operations Unit (NCOU) is aligned with the Bank’s overall objectives namely freeing up capital and balance sheet through de-risking and reducing leverage across the remaining assets and business activities. Challenges remain for the successful execution of this strategy. The NCOU includes significant investments in individual companies and carries other assets that are no longer part of our core business. These investments and assets are exposed to changes in the economic environment and market conditions. Such changes may make the associated timeline for de-risking activity less certain and may also impact future results. The pace of de-risking has slowed as the portfolio size has reduced. This is expected to create a heightened sensitivity to volatility in risk-weighted asset calculations and thereby impact overall capital delivery in the near term. In addition to the uncertainty which arises from the NCOU de-risking strategy, we also expect that the litigation environment will continue to be challenging.

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Interim Report as of September 30, 2014	Risk Report
	Introduction

Risk Report

Introduction

Risk Management Framework

The wide variety of our businesses requires us to identify, measure, aggregate and manage our risks effectively, and to allocate our capital among our businesses appropriately. We operate as an integrated group through our divisions, business units and infrastructure functions. We manage risk and capital through a framework of principles, organizational structures and monitoring processes that are closely aligned with the activities of the divisions and business units. Further information about our risk management framework, which has remained principally unchanged since year-end 2013, can be found in our Financial Report 2013.

Basel 3 and CRR/CRD 4

In the European Union, the new Basel 3 capital framework was implemented by the “Regulation (EU) No 575/2013 on prudential requirements for credit institutions and investment firms” as amended (Capital Requirements Regulation, or “CRR”), and the “Directive 2013/36/EU on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms” as amended (Capital Requirements Directive 4, or “CRD 4”) published on June 27, 2013. The CRR/CRD 4 framework replaced the laws implementing the international capital adequacy standards as recommended by the Basel Committee on Banking Supervision, commonly referred to as Basel 2 and Basel 2.5. In order to create a single “rulebook” for credit institutions and investment firms in the European Union, the CRR was made directly applicable to them, which eliminated the need for national implementing legislation with respect to the regulatory areas covered by it. As a result, the German Banking Act (KWG) was amended to remove all provisions that have been supplanted by the CRR. Newly effective provisions governing regulatory capital requirements, the assessment of counterparty risk and securitizations, and many other regulations relevant for Deutsche Bank are now located in the CRR. In addition, the CRD 4 was implemented into German law by means of further amendments to the German Banking Act (KWG) and the German Solvency Regulation (SolvV) and accompanying regulations. Jointly, these laws and regulations represent the new regulatory framework applicable in Germany to, among other things, capital, leverage and liquidity as well as Pillar 3 disclosures.

The new regulatory framework became effective on January 1, 2014, subject to certain transitional rules. Therefore when referring to the results according to the transitional rules we use the term “CRR/CRD 4”. When referring to our results according to the full application of the final envisaged framework (and thus without consideration of applicable transitional methodology), we use the term “CRR/CRD 4 fully loaded”. In some cases, CRR/CRD 4 left in place unchanged transitional rules that had been adopted in earlier capital adequacy frameworks through Basel 2.5 regarding the risk weighting of certain categories of assets. These include rules permitting the grandfathering of equity investments at a risk-weight of 100 % and allowing the selection of the greater position of long and short positions as the basis for measurement in the Market Risk Standardized Approach rather than the sum of both long and short positions. In these cases, our CRR/CRD 4 methodology assumes that the impact of the expiration of these transitional rules will be mitigated through sales of the underlying assets or other measures prior to the expiration of the grandfathering provisions.

The new minimum capital ratios are being phased in until 2015. Most regulatory adjustments (i.e., capital deductions and regulatory filters) are being phased in through 2018. Capital instruments that no longer qualify under the new rules are being phased out through 2022. New capital buffer requirements are being phased in by 2019. Although they are subject to supervisory reporting starting from 2014, binding minimum requirements for short-term liquidity will be introduced in 2015 and a standard for longer term liquidity is expected to become effective in 2018. The introduction of a binding leverage ratio is expected from 2018 following disclosure of the ratio starting in 2015.

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Interim Report as of September 30, 2014	Risk Report
	Overall Risk Assessment

In addition to tightening capital requirements the CRR/CRD 4 framework also changed some of the nomenclatures relating to capital adequacy and regulatory capital, such as the use of the term Common Equity Tier 1 in place of the term Core Tier 1.

As there are still some interpretation uncertainties with regard to the CRR/CRD 4 rules and some of the related binding Technical Standards are not yet finally available, we will continue to refine our assumptions and models as our and the industry’s understanding and interpretation of the rules evolve. In this light, our CRR/CRD 4 measures may differ from our earlier expectations, and as our competitors’ assumptions and estimates regarding such implementation may also vary, our CRR/CRD 4 measures may not be comparable with similarly labeled measures used by our competitors.

Scope of Consolidation

The following risk disclosures providing quantitative information are presented in accordance with International Financial Reporting Standards (IFRS). Consequently, the disclosure is generally based on the IFRS principles of valuation and consolidation. However, for a few disclosures, regulatory principles of consolidation are relevant and differ from those applied for our financial statements. These principles were not materially affected by the new CRR/CRD 4 framework and are described in more detail in our Financial Report 2013. Where the regulatory relevant scope is used, this is explicitly stated.

Overall Risk Assessment

Key risk categories for us include credit risk, market risk, operational risk (including legal risk), business risk (including tax and strategic risk), reputational risk, liquidity risk, model risk and compliance risk (in accordance with MaRisk, i.e., minimum requirements to risk management). We manage the identification, assessment and mitigation of top and emerging risks through an internal governance process and risk management tools and processes. Our approach for identification and impact assessment aims to ensure that we mitigate the impact of these risks on our financial results, long term strategic goals, and reputation.

As part of our regular risk and cross-risk analysis, sensitivities of the key portfolio risks are reviewed using a bottom-up risk assessment and a top-down macro-economic scenario analysis, which includes geopolitical considerations. This two-pronged approach allows us to capture not only risks that have an impact across our risk inventories and business divisions but also those that are relevant only to specific portfolios.

Current portfolio-wide risks on which we continue to focus include: the potential re-escalation of the European sovereign debt crisis, the impact of U.S. policy tightening on Emerging Market economies and selected other asset classes, broader credit/market risk trends and the potential risk of a geopolitical shock, most particularly in relation to the continuing tensions between Russia and Ukraine. These risks have been a consistent focus throughout recent quarters. The assessment of the potential impacts of these risks is made primarily through integration into our group-wide stress tests which assess our ability to absorb these events should they occur. The results of these tests showed that we currently have adequate capital and liquidity reserves to absorb the impact of these risks if they were to materialize in line with the stress tests’ parameters.

In addition, impact of market volatility in late September / early October 2014 is being closely monitored and tightly managed.

The first nine months of 2014 continued to demonstrate global regulatory trends seen in 2013, which we view as likely to persist through the coming years. We are focused on identifying potential regulatory changes and assessing the possible impacts on our business model and processes.

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Interim Report as of September 30, 2014	Risk Report
	Risk Profile

Risk Profile

Our mix of various business activities results in diverse risk taking by our business divisions. We measure the key risks inherent in their respective business models through the undiversified Total Economic Capital metric, which mirrors each business division’s risk profile before taking into account cross-risk effects at the Group level.

Risk Profile of our Business Divisions as measured by total Economic Capital

	Sep 30, 2014
	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consoli- dation & Adjustments	Total
in % (unless stated otherwise)							in € m.	in %
Credit Risk	19	11	7	1	3	0	13,099	42

Market Risk	17	10	1	5	5	9	14,475	47

Operational Risk	11	4	0	3	5	0	6,778	22

Business Risk	6	0	0	0	2	0	2,497	8

Diversification Benefit[1]	(10)	(3)	(1)	(2)	(3)	0	(6,017)	(20)

Total EC in € m.	13,202	6,742	2,383	2,155	3,667	2,682	30,831	100
In %	43	22	8	7	12	9	100	0

[1] Diversification benefit across credit, market, operational and strategic risk (largest part of business risk)

	Dec 31, 2013[1]
	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consoli- dation & Adjustments	Total
in % (unless stated otherwise)							in € m.	in %
Credit Risk	17	14	7	1	5	0	12,013	44

Market Risk	17	11	1	6	6	7	12,738	47

Operational Risk	9	3	0	2	5	0	5,253	19

Business Risk	5	0	0	0	1	0	1,682	6

Diversification Benefit[2]	(7)	(3)	(1)	(2)	(4)	0	(4,515)	(17)

Total EC in € m.	11,176	6,671	2,039	2,010	3,566	1,710	27,171	100
In %	41	25	8	7	13	6	100	0

[1]   Amounts allocated to the business segments have been restated to reflect comparatives according to the structure as of September 30, 2014.

[2]   Excluding strategic risk which was not included in the calculation of the diversification benefit for 2013.

Corporate Banking & Securities’ (CB&S) risk profile is dominated by its trading in support of origination, structuring and market making activities, which gives rise to market risk and credit risk. Further credit risks originate from exposures to corporates and financial institutions. Under CB&S’ current business model, the remainder is derived from operational risks and business risk, primarily from potential legal and earnings volatility risks, respectively.

In contrast to this, Private & Business Clients’ (PBC) risk profile is comprised of credit risk from retail, small and medium-sized enterprises (SMEs) lending as well as nontrading market risk from investment risk, modeling of client deposits and credit spread risk.

Global Transaction Banking’s (GTB) focus on trade finance implies that the vast majority of its risk originates from credit risk with a small portion from market risk mainly in relation to derivative positions.

The main risk driver of Deutsche Asset & Wealth Management’s (Deutsche AWM) business are guarantees on investment funds, which we report as nontrading market risk. Otherwise Deutsche AWM’s advisory and commission focused business attracts primarily operational risk.

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Interim Report as of September 30, 2014	Risk Report
	Risk Management Executive Summary

The Non-Core Operations Unit (NCOU) portfolio includes activities that are non-core to the Bank’s strategy; assets materially affected by business, environment, legal or regulatory changes; assets earmarked for de-risking; assets suitable for separation; and assets with significant capital absorption but low returns. NCOU’s risk profile covers risks across the entire range of our operations comprising credit risks and also market and operational risks (including legal risks) targeted where possible for accelerated de-risking.

Risk Management Executive Summary

Credit Risk Summary

—

Concerns over the outlook for global growth, coupled with geopolitical concerns and fears over the impact of US monetary policy tightening, drove a significant increase in market volatility in late September/early October. These concerns centered primarily on the eurozone where GDP stagnated in Q2 and is expected to grow only marginally in the second half of the year before a pick-up in 2015. The ECB has responded to this, and falling inflation, with additional stimulus measures including rate cuts and preparations for private sector asset purchases. In contrast, growth in the US remains solid supported by improving labour market conditions. The picture is mixed across Emerging Markets, but growth in aggregate is expected to accelerate modestly in 2015. Geopolitical risks remain elevated with tensions between Russia and the West in relation to the Ukraine escalating further in Q3 and pockets of heightened stress in the Middle East, Hong Kong and Africa. Potential impacts of these events on the credit portfolio are being monitored closely and we currently expect no material credit losses as a result. Credit exposure to Russia based on a country of domicile principle is € 5.2 billion as of September 30, 2014, focused on corporates in strategically important industry sectors. Credit exposure to Ukraine is relatively small at € 0.5 billion as of September 30, 2014.

—

Provision for credit losses was € 765 million in the first nine months 2014, a decrease of € 575 million, or 43%, compared to the first nine months 2013. This reduction primarily results from lower provisioning in NCOU, the non-recurrence of large single items in our Core businesses recorded in the first nine months 2013 and the ongoing good quality of the German retail market.

—	Increase in corporate credit exposure by € 57.0 billion or 11.9 % driven by acquisition financings, ongoing growth strategy in Asia and increased loan exposures in North America.
—	The portion of our corporate credit portfolio book carrying an investment-grade rating amounted to 72 % at September 30, 2014, marginally higher compared with December 31, 2013.
—

The economic capital usage for credit risk increased by € 1.1 billion to € 13.1 billion as of September 30, 2014, compared with € 12.0 billion at year-end 2013. This was mainly driven by higher risk exposures in CB&S.

Market Risk Summary

—

The nontrading market risk economic capital usage increased to € 9.8 billion as of September 30, 2014, compared with € 8.5 billion at year-end 2013. This increase was caused by a € 968 million increase in other non trading market risk economic capital mainly driven by higher Structural FX exposure and methodology enhancements for pension risk implemented in the second quarter 2014 and a € 338 million higher investment risk economic capital.

—

The economic capital usage for trading market risk totalled € 4.6 billion as of September 30, 2014, compared with € 4.2 billion at year-end 2013. The increase was mainly driven by increased exposures in the fair value banking book.

—

The average value-at-risk for the first nine months of 2014 was € 53.4 million and decreased slightly by € 0.2 million compared with the full year 2013. There has been a decrease in credit spread risk and commodities risk offset by an increase in interest rate risk and equity risk. Diversification benefit across risk types has decreased due to changes in the portfolio composition.

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Interim Report as of September 30, 2014	Risk Report
	Risk Management Executive Summary

Operational Risk Summary

—

The economic capital usage for operational risk increased by € 1.5 billion to € 6.8 billion as of September 30, 2014, compared with € 5.3 billion at year-end 2013. The increase was mainly driven by an early recognition of the impact of model enhancements to our Advanced Measurement Approach (AMA) model implemented in the second quarter.

—

While our dialogue with BaFin on these model enhancements is on-going, management has decided to recognise the impact of these model changes where such changes will lead to an increase in capital requirement over our models that have been previously approved by BaFin.

Liquidity Risk Summary

—

Liquidity reserves amounted to € 188 billion as of September 30, 2014 (compared with € 196 billion as of December 31, 2013). We maintained a positive liquidity stress result as of September 30, 2014 (under the combined scenario).

—	Our issuance plan of € 30-35 billion was completed in September 2014. Capital markets issuance activities in the first nine months of 2014 amounted to € 36.2 billion.
—	72 % of our overall funding came from the funding sources we categorize as the most stable including capital markets issuance and equity, retail and transaction banking deposits.

Capital Management Summary

—	The CRR/CRD 4 Common Equity Tier 1 capital ratio was 14.7 % as of September 30, 2014, compared with 14.6 % at year-end 2013.
—

Risk-weighted assets according to CRR/CRD 4 increased by € 104 billion to € 404 billion as of September 30, 2014, compared with € 300 billion according to Basel 2.5 at year-end 2013, largely reflecting the impact of the CRR/CRD 4 framework.

—	The internal capital adequacy ratio increased to 177 % as of September 30, 2014, compared with 167 % as of December 31, 2013.
—	The CRR/CRD 4 fully loaded Common Equity Tier 1 ratio was 11.5 % as of September 30, 2014, compared with 9.7 % at year-end 2013.

Balance Sheet Management Summary

—	Our leverage ratio calculated as the ratio of total assets under IFRS to total equity under IFRS was 24 as of September 30, 2014, down compared with 29 at year end 2013.
—

As of September 30, 2014, our fully loaded CRR/CRD 4 leverage ratio, which is a non-GAAP financial measure, was 3.3%, compared with 2.4 % as of December 31, 2013, taking into account a fully loaded Tier 1 capital of € 49.5 billion over an applicable exposure measure of € 1,478 billion (€ 34.0 billion and € 1,445 billion as of December 31, 2013, respectively).

—

On October 10, 2014 the European Commission adopted a delegated act introducing substantial changes in the calculation which lead to an increase of the leverage exposure measure to € 1,526 billion and a decrease of the leverage ratio to 3.2 % as of September 30, 2014.

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Interim Report as of September 30, 2014	Risk Report
	Credit Risk

Credit Risk

Credit Exposure Classifications

We classify our credit exposure under two broad headings: corporate credit exposure and consumer credit exposure.

—

Our consumer credit exposure consists of our smaller-balance standardized homogeneous loans, primarily in Germany, Italy and Spain. It includes personal loans, residential and nonresidential mortgage loans, overdrafts and loans to self-employed and small business customers of our private and retail businesses.

—	Our corporate credit exposure consists of all exposures not defined as consumer credit exposure.

Corporate Credit Exposure

Main corporate credit exposure categories according to our internal creditworthiness categories of our counterparties

	Sep 30, 2014
in € m.	Probability of default[1]	Loans[2]	Irrevocable lending commitments[3]	Contingent liabilities	OTC derivatives[4]	Debt securities available for sale	Total
iAAA–iAA	0.00–0.04%	38,762	21,206	6,583	17,330	46,827	130,708

iA	0.04–0.11%	44,308	49,830	18,212	14,311	5,245	131,907

iBBB	0.11–0.50%	54,463	40,063	20,773	4,938	1,558	121,795

iBB	0.50–2.27%	48,021	31,659	12,601	5,476	1,012	98,769

iB	2.27–10.22%	19,188	12,823	5,115	1,509	336	38,971

iCCC and below	10.22–100%	10,103	1,402	1,544	586	40	13,674

Total		214,845	156,983	64,827	44,150	55,019	535,825

[1]   Reflects the probability of default for a one year time horizon.

[2]   Includes impaired loans mainly in category iCCC and below amounting to € 5.1 billion as of September 30, 2014.

[3]   Includes irrevocable lending commitments related to consumer credit exposure of € 9.7 billion as of September 30, 2014.

[4]   Includes the effect of netting agreements and cash collateral received where applicable.

	Dec 31, 2013
in € m.	Probability of default[1]	Loans[2]	Irrevocable lending commitments[3]	Contingent liabilities	OTC derivatives[4]	Debt securities available for sale	Total
iAAA–iAA	0.00–0.04%	33,213	19,791	8,318	19,222	35,699	116,243

iA	0.04–0.11%	43,193	31,009	19,285	11,934	5,332	110,753

iBBB	0.11–0.50%	50,441	37,326	20,234	6,700	1,764	116,465

iBB	0.50–2.27%	43,529	25,363	11,604	4,775	920	86,191

iB	2.27–10.22%	16,173	11,927	4,382	1,711	443	34,635

iCCC and below	10.22–100%	11,076	1,245	1,807	374	85	14,587

Total		197,625	126,660	65,630	44,716	44,242	478,874

[1]	Reflects the probability of default for a one year time horizon.
[2]	Includes impaired loans mainly in category iCCC and below amounting to € 5.9 billion as of December 31, 2013.
[3]	Includes irrevocable lending commitments related to consumer credit exposure of € 9.8 billion as of December 31, 2013.
[4]	Includes the effect of netting agreements and cash collateral received where applicable.

The above table shows an overall increase in our corporate credit exposure during the first nine months of 2014 of € 57.0 billion or 11.9%. Acquisition financings for highly rated counterparties in the third quarter were key drivers for the increase in irrevocable lending commitments of € 30.3 billion, supported by rapid de-risking strategy. The increase in loans of € 17.2 billion was mainly attributable to Asia driven by the bank’s growth strategy in this region and North America. The increase in debt securities available for sale of € 10.8 billion is almost exclusively related to the top rating band.

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Interim Report as of September 30, 2014	Risk Report
	Credit Risk

Consumer Credit Exposure

In our consumer credit exposure we monitor consumer loan delinquencies in terms of loans that are 90 days or more past due and net credit costs, which are the annualized net provisions charged after recoveries.

Consumer Credit Exposure

	Total exposure in € m.		90 days or more past due as a % of total exposure[1]		Net credit costs as a % of total exposure
	Sep 30, 2014	Dec 31, 2013	Sep 30, 2014	Dec 31, 2013	Sep 30, 2014	Dec 31, 2013
Consumer credit exposure Germany	147,634	145,929	1.22	1.23	0.24	0.23
Consumer and small business financing	20,742	20,778	4.16	3.81	1.15	1.04
Mortgage lending	126,892	125,151	0.74	0.81	0.09	0.10

Consumer credit exposure outside Germany	38,515	38,616	5.40	5.38	0.68	0.76
Consumer and small business financing	11,745	12,307	11.26	11.34	1.66	1.75
Mortgage lending	26,770	26,309	2.83	2.60	0.26	0.29

Total consumer credit exposure[2]	186,149	184,545	2.08	2.10	0.33	0.34

[1]

Retrospective as per December 31, 2013, the 90 days or more past due volume of Postbank Consumer Credit Exposure Germany was restated by € 626 million (or 0.43 % of total Consumer Credit Exposure in Germany) erroneously not included in prior disclosure.

[2]	Includes impaired loans amounting to € 4.4 billion as of September 30, 2014 and € 4.2 billion as of December 31, 2013.

The volume of our consumer credit exposure increased from year-end 2013 to September 30, 2014 by € 1.6 billion, or 0.9%, mainly driven by mortgage lending in Germany which increased by € 1.7 billion. Outside Germany, the consumer credit exposure in India increased by € 227 million and in Poland by € 196 million. The consumer credit exposure in Italy decreased by € 266 million partly driven by a sale of non-performing loans. The volume in Portugal decreased by € 121 million and in Spain by € 102 million.

The 90 days or more past due ratio in the consumer and small business financing in Germany increased, driven by increased overdue volumes in the Postbank portfolio, compensated by improved German mortgage lending. The 90 days or more past due ratio in consumer and small business financing outside Germany benefited from the before mentioned sale of non-performing loans in Italy.

The slight increase of net credit costs as a percentage of total exposure in Germany compared to last year is driven by a higher positive effect from non-performing loan sales in 2013. The decrease of this ratio outside Germany compared to last year is positively impacted from the aforementioned non-performing loan sale in Italy in the third quarter 2014.

Credit Risk Exposure to certain Eurozone Countries

Certain eurozone countries are presented within the tables below due to heightened concerns relating to sovereign risk caused by the wider European sovereign debt crisis. This heightened risk is driven by a number of factors impacting the associated sovereign including high public debt levels and/or large deficits, poor economic fundamentals and outlook (including low gross domestic product growth, weak competitiveness, high unemployment and political uncertainty). Some of these countries have accepted “bail out” packages. Funding conditions and overall financial stability have improved over the past 18 months with bond yields returning, in most cases, to sustainable levels and capital outflows having partly reversed and weaker countries having regained access to the capital markets. Ireland and Portugal have both exited their bailouts without precautionary credit lines. Greece, however, saw yields rise sharply in late September/early October 2014 due to concerns over whether its fundamentals are strong enough to exit the bailout. Some of these countries have exited recession and all are expected to return to positive growth over the course of 2015.

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	Credit Risk

For the presentation of our exposure to these certain eurozone countries we apply two general concepts as follows:

—

In our “risk management” view, we consider the domicile of the group parent, thereby reflecting the one obligor principle. All facilities to a group of borrowers which are linked to each other (e.g., by one entity holding a majority of the voting rights or capital of another) are consolidated under one obligor. This group of borrowers is usually allocated to the country of domicile of the respective parent company. As an example, a loan to a counterparty in Spain is Spanish risk as per a domicile view but considered a German risk, from a risk management perspective, if the respective counterparty is linked to a parent company domiciled in Germany following the above-mentioned one obligor principle. In this risk management view we also consider derivative netting and present exposures net of hedges and collateral. The collateral valuations follow the same approach and principles as outlined in our Financial Report 2013. Also, in our risk management view, we classify exposure to special purpose entities based on the domicile of the underlying assets as opposed to the domicile of the special purpose entities. Additional considerations apply for structured products. If, for example, a structured note is issued by a special purpose entity domiciled in Ireland, it will be considered an Irish risk in a “country of domicile” view, but if the underlying assets collateralizing the structured note are German mortgage loans, then the exposure would be included as German risk in the “risk management” view.

—

In our “country of domicile” view we aggregate credit risk exposures to counterparties by allocating them to the domicile of the primary counterparty, irrespective of any link to other counterparties, or in relation to credit default swaps underlying reference assets from these eurozone countries. Hence we also include counterparties whose group parent is located outside of these countries and exposures to special purpose entities whose underlying assets are from entities domiciled in other countries.

Net credit risk exposure with certain eurozone countries – Risk Management View

in € m.	Sep 30, 2014	Dec 31, 2013
Greece	436	466

Ireland	445	455

Italy	14,931	15,419

Portugal	1,002	708

Spain	8,559	9,886

Total	25,373	26,935

Net credit risk exposure with certain eurozone countries decreased by €1.6 billion since year-end 2013. This was mainly due to lower exposure to Spain and Italy driven by reductions in trading and derivative Sovereign positions, partly offset by increases in Portugal mostly from trading positions to diversified Corporates.

Our above exposure is principally highly diversified, low risk retail portfolios and small and medium enterprises in Italy and Spain, as well as stronger corporate and diversified mid-cap clients. Our financial institutions exposure is predominantly geared towards larger banks in Spain and Italy, typically collateralised. Sovereign exposure is at low level.

The following tables, which are based on the “country of domicile” view, present our gross position, the included amount thereof of undrawn exposure and our net exposure to these eurozone countries. The gross exposure reflects our net credit risk exposure grossed up for net credit derivative protection purchased with underlying reference assets domiciled in one of these countries, guarantees received and collateral. Such collateral is particularly held with respect to our retail portfolio, but also for financial institutions predominantly based on derivative margining arrangements, as well as for corporates. In addition the amounts also reflect the allowance for credit losses. In some cases, our counterparties’ ability to draw undrawn commitments is limited by terms included in the specific contractual documentation. Net credit exposures are presented after effects of collateral held, guarantees received and further risk mitigation, including net notional amounts of credit derivatives for protection sold/(bought). The provided gross and net exposures to certain eurozone countries do not

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	Credit Risk

include credit derivative tranches and credit derivatives in relation to our correlation business which, by design, is structured to be credit risk neutral. Additionally the tranche and correlated nature of these positions do not allow a meaningful disaggregated notional presentation by country, e.g., as identical notional exposures represent different levels of risk for different tranche levels.

Gross position, included undrawn exposure and net exposure to certain eurozone countries – Country of Domicile View

	Sovereign		Financial Institutions		Corporates		Retail		Other		Total[1]
in € m.	Sep 30, 2014	Dec 31, 2013	Sep 30, 2014	Dec 31, 2013	Sep 30, 2014	Dec 31, 2013	Sep 30, 2014	Dec 31, 2013	Sep 30, 2014	Dec 31, 2013	Sep 30, 2014	Dec 31, 2013
Greece
Gross	123	52	658	605	1,329	1,338	8	9	21	0	2,139	2,004
Undrawn	0	0	24	18	45	101	3	3	0	0	72	122
Net	120	52	103	23	52	214	3	3	21	0	298	291

Ireland
Gross	488	765	1,576	721	9,725	6,177	42	48	1,908[2]	1,958[2]	13,738	9,669
Undrawn	0	0	45	6	3,760	1,680	2	1	295[2]	358[2]	4,101	2,045
Net	(40)	175	1,170	438	6,991	4,537	6	9	1,908[2]	1,951[2]	10,034	7,110

Italy
Gross	4,702	1,900	5,116	5,232	8,612	8,400	19,300	19,650	1,211	648	38,942	35,830
Undrawn	0	0	906	955	3,237	3,407	206	190	28	2	4,376	4,554
Net	542	1,374	2,075	2,500	6,114	6,529	6,815	6,994	1,108	572	16,654	17,969

Portugal
Gross	37	38	441	257	985	1,392	2,092	2,163	180	78	3,735	3,928
Undrawn	0	0	36	36	117	172	32	28	0	0	185	237
Net	(19)	25	384	222	429	849	254	282	180	78	1,228	1,456

Spain
Gross	788	1,473	2,324	3,349	9,246	9,288	10,539	10,721	870	637	23,766	25,468
Undrawn	2	4	725	662	3,739	3,321	476	521	10	3	4,952	4,510
Net	533	1,452	2,029	2,389	6,634	6,436	1,878	2,060	821	502	11,896	12,839

Total gross	6,137	4,228	10,115	10,164	29,897	26,595	31,981	32,591	4,189	3,321	82,319	76,899
Total undrawn	2	4	1,734	1,677	10,898	8,680	718	743	333	364	13,685	11,468
Total net[3]	1,136	3,078	5,761	5,572	20,218	18,566	8,957	9,347	4,037	3,103	40,110	39,666

[1]	Approximately 54 % of the overall exposure will mature within the next 5 years.
[2]

Other exposures to Ireland include exposures to counterparties where the domicile of the group parent is located outside of Ireland as well as exposures to special purpose entities whose underlying assets are from entities domiciled in other countries.

[3]	Total net exposure excludes credit valuation reserves for derivatives amounting to € 8 million as of September 30, 2014 and € 136 million as of December 31, 2013.

Total net exposure to the above selected eurozone countries increased by € 444 million in the first nine months of 2014 mainly driven by increased corporate and financial institutions portfolios in Ireland offset by reduced sovereign exposure in Italy, Spain and Portugal and reduced financial institution exposure in Italy and Spain.

Aggregate net credit risk exposure to certain eurozone countries by type of financial instrument

	Sep 30, 2014
	Financial assets carried at amortized cost			Financial assets measured at fair value	Financial instruments at fair value through profit or loss
in € m.	Loans before loan loss allowance	Loans after loan loss allowance	Other[1]	Financial assets available for sale[2]	Derivatives	Other	Total[3]
Greece	107	74	95	0	51	79	298

Ireland	1,876	1,866	5,093	435	948	1,601	9,943

Italy	10,882	9,955	4,032	649	4,055	1,848	20,539

Portugal	565	514	341	11	25	631	1,522

Spain	5,684	5,008	3,636	583	439	1,779	11,446

Total	19,114	17,417	13,197	1,678	5,519	5,938	43,748

[1]	Primarily includes contingent liabilities and undrawn lending commitments.
[2]	Excludes equities and other equity interests.
[3]	After loan loss allowances.

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	Credit Risk

	Dec 31, 2013
	Financial assets carried at amortized cost			Financial assets measured at fair value	Financial instruments at fair value through profit or loss
in € m.	Loans before loan loss allowance	Loans after loan loss allowance	Other[1]	Financial assets available for sale[2]	Derivatives	Other	Total[3]
Greece	240	207	15	5	7	69	302

Ireland	1,342	1,332	2,840	502	800	1,518	6,993

Italy	10,678	9,735	4,143	875	3,559	(176)	18,136

Portugal	686	640	400	34	94	538	1,706

Spain	6,214	5,460	3,386	1,015	510	1,483	11,853

Total	19,159	17,373	10,784	2,431	4,970	3,432	38,990

[1]	Primarily includes contingent liabilities and undrawn lending commitments.
[2]	Excludes equities and other equity interests.
[3]	After loan loss allowances.

For our credit derivative exposure with these eurozone countries we present the notional amounts for protection sold and protection bought on a gross level as well as the resulting net notional position and its fair value. For a more detailed description of our usage of credit derivatives to manage credit risk see the respective risk sections of our Financial Report 2013.

Credit derivative exposure with underlying assets domiciled in certain eurozone countries

	Sep 30, 2014				Dec 31, 2013
in € m.	Protection sold	Protection bought	Net protection sold/(bought)	Net fair value	Protection sold	Protection bought	Net protection sold/(bought)	Net fair value
Greece	785	(785)	0	2	1,260	(1,271)	(11)	(1)

Ireland	4,461	(4,370)	91	4	7,438	(7,321)	117	0

Italy	41,044	(44,929)	(3,885)	119	60,203	(60,370)	(167)	100

Portugal	6,463	(6,757)	(294)	4	10,183	(10,432)	(250)	7

Spain	18,723	(18,273)	450	16	28,452	(27,466)	986	(4)

Total	71,476	(75,114)	(3,638)	146	107,536	(106,860)	675	101

Sovereign Credit Risk Exposure to certain eurozone countries

The amounts below reflect a net “country of domicile view” of our sovereign exposure.

Sovereign credit risk exposure to certain eurozone Countries

	Sep 30, 2014				Dec 31, 2013
in € m.	Direct Sovereign exposure[1]	Net Notional of CDS referencing sovereign debt	Net sovereign exposure	Memo Item: Net fair value of CDS referencing sovereign debt[2]	Direct Sovereign exposure[1]	Net Notional of CDS referencing sovereign debt	Net sovereign exposure	Memo Item: Net fair value of CDS referencing sovereign debt[2]
Greece	123	(3)	120	1	52	0	52	2

Ireland	(51)	11	(40)	1	61	114	175	0

Italy	4,639	(4,097)	542	90	1,861	(487)	1,374	116

Portugal	37	(56)	(19)	2	38	(12)	25	4

Spain	784	(250)	533	0	1,193	259	1,452	(4)

Total	5,531	(4,395)	1,136	94	3,205	(126)	3,078	118

[1]	Includes sovereign debt classified as financial assets/liabilities at fair value through profit or loss, available for sale and loans carried at amortized cost.
[2]	The amounts reflect the net fair value in relation to default swaps referencing sovereign debt of the respective country representing the counterparty credit risk.

The reduction in net sovereign credit exposure compared with year-end 2013 mainly reflects movements from trading debt securities and derivative positions. Net sovereign exposure for Italy reduced since year-end 2013 as increases in direct sovereign exposure resulting from reduced short bond positions were more than offset by higher net hedge positions mostly due to lower CDS protection sold. The decrease of our direct sovereign exposure to Spain primarily reflects exposure changes in trading debt securities. The increase in Greece is mainly attributable to debt exposures.

The above mentioned direct sovereign exposure included the carrying value of loans held at amortized cost to sovereigns which, as of September 30, 2014, amounted to € 282 million for Italy and € 566 million for Spain and, as of December 31, 2013 amounted to € 726 million for Italy and € 649 million for Spain.

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	Asset Quality

Asset Quality

This section describes the asset quality of our loans. All loans, where known information about possible credit problems of borrowers causes our management to have serious doubts as to the collectability of the borrower’s contractual obligations, are included in this section.

Overview of performing, renegotiated, past due and impaired loans by customer groups

	Sep 30, 2014			Dec 31, 2013[1]
in € m.	Corporate loans	Consumer loans	Total	Corporate loans	Consumer loans	Total
Loans neither past due, nor renegotiated or impaired	205,593	177,156	382,749	190,021	175,483	365,504

Past due loans, neither renegotiated nor impaired	3,937[2]	4,189	8,126	1,293	4,446	5,739

Loans renegotiated, but not impaired	209	382	591	389	395	784

Impaired loans	5,106	4,423	9,529	5,922	4,221	10,143

Total	214,845	186,149	400,995	197,625	184,545	382,170

[1]

Amounts for December 31, 2013, were adjusted for past due loans, neither renegotiated nor impaired by € 303 million and for loans renegotiated, but not impaired by € 112 million erroneously not included in prior year’s disclosure.

[2]	Increase of € 2.6 billion due to a number of single items mainly in North America as well as Western Europe (excluding Germany).

Impaired Loans

Credit Risk Management regularly assesses at each balance sheet date whether there is objective evidence that a loan or group of loans is impaired. A loan or group of loans is impaired and impairment losses are incurred if:

—

there is objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and up to the balance sheet date (“a loss event”). When making our assessment we consider information on such events that is reasonably available up to the date the financial statements are authorized for issuance in line with the requirements of IAS 10;

—	the loss event had an impact on the estimated future cash flows of the financial asset or the group of financial assets, and
—	a reliable estimate of the loss amount can be made at each reporting date.

Credit Risk Management’s loss assessments are subject to regular review in collaboration with Group Finance. The results of this review are reported to and approved by an oversight committee comprised of Group Finance and Risk senior management.

Impairment Loss and Allowance for Loan Losses

If there is evidence of impairment the impairment loss is generally calculated on the basis of discounted expected cash flows using the original effective interest rate of the loan. If the terms of a loan are renegotiated or otherwise modified because of financial difficulties of the borrower without qualifying for a derecognition of the loan, the impairment loss is measured using the original effective interest rate before modification of terms. We reduce the carrying amount of the impaired loan by the use of an allowance account and recognize the amount of the loss in the consolidated statement of income as a component of the provision for credit losses. We record increases to our allowance for loan losses as an increase of the provision for loan losses in our income statement. Charge-offs reduce our allowance while recoveries, if any, are credited to the allowance account. If we determine that we no longer require allowances which we have previously established, we decrease our allowance and record the amount as a reduction of the provision for loan losses in our income statement. When it is considered that there is no realistic prospect of recovery and all collateral has been realized or transferred to us, the loan and any associated allowance for loan losses is charged off (i.e., the loan and the related allowance for loan losses are removed from the balance sheet).

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	Asset Quality

We first assess whether objective evidence of impairment exists individually for loans that are individually significant. We then assess collectively for loans that are not individually significant and loans which are significant but for which there is no objective evidence of impairment under the individual assessment.

For further details regarding our accounting treatment relating to impairment loss and allowance for credit losses please refer to Note 1 “Significant Accounting Policies and Critical Accounting Estimates” of our Financial Report 2013.

Overview of impaired loans, loan loss allowance and impaired loan coverage ratios by business divisions

	Sep 30, 2014			Dec 31, 2013			2014 increase (decrease) from 2013
in € m.	Impaired loans	Loan loss allowance	Impaired loan coverage ratio in %	Impaired loans	Loan loss allowance	Impaired loan coverage ratio in %	Impaired loans	Impaired loan coverage ratio in ppt
Corporate Banking & Securities	672	369	55	818	344	42	(146)	13

Private & Business Clients	4,295	2,392	56	4,121	2,519	61	174	(5)

Global Transaction Banking	1,664	1,038	62	1,662	1,078	65	2	(2)

Deutsche Asset & Wealth Management	42	35	82	69	39	56	(27)	27

Non-Core Operations Unit	2,856	1,317	46	3,473	1,609	46	(617)	0

Thereof: assets reclassified to loans and receivables according to IAS 39	1,031	511	50	1,007	479	48	24	2

Total	9,529	5,152	54	10,143	5,589	55	(614)	(1)

Impaired loans by region

	Sep 30, 2014			Dec 31, 2013
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Germany	1,700	1,961	3,661	1,586	1,675	3,261

Western Europe (excluding Germany)	2,741	2,295	5,036	3,469	2,363	5,832

Eastern Europe	106	158	264	77	175	252

North America	421	2	423	588	1	590

Central and South America	14	0	14	32	0	32

Asia/Pacific	123	5	128	170	4	175

Africa	1	1	2	0	1	1

Other	1	0	1	0	0	0

Total	5,107	4,422	9,529	5,922	4,221	10,143

Impaired loans by industry sector

	Sep 30, 2014			Dec 31, 2013
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Banks and insurance	0	0	0	45	0	45

Fund management activities	41	0	41	92	1	93

Manufacturing	560	230	790	589	222	811

Wholesale and retail trade	388	233	621	441	220	661

Households	450	3,351	3,801	477	3,194	3,671

Commercial real estate activities	1,728	321	2,049	2,388	295	2,683

Public sector	48	0	48	39	0	39

Other[1]	1,891	288	2,179	1,849	289	2,139

Total	5,107	4,422	9,529	5,922	4,221	10,143

[1]	Includes mainly transportation and other services.

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	Asset Quality

Development of Impaired Loans

	Nine months ended Sep 30, 2014			Full Year 2013
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Balance, beginning of year	5,922	4,221	10,143	6,129	4,206	10,335

Classified as impaired during the year[1]	1,481	1,832	3,314	4,553	2,939	7,492

Transferred to not impaired during the year[1]	(1,084)	(878)	(1,962)	(2,618)	(2,134)	(4,752)

Charge-offs	(789)	(508)	(1,297)	(730)	(485)	(1,215)

Disposals of impaired loans	(494)	(254)	(748)	(744)	(293)	(1,037)

Exchange rate and other movements	71	9	79	(669)	(12)	(680)[2]

Balance, end of period	5,107	4,422	9,529	5,922	4,221	10,143

[1]	Includes repayments.
[2]	Includes consolidated items because the Group obtained control over the structured entity borrowers by total € 598 million.

In the first nine months of 2014 our impaired loans decreased by € 614 million or 6.1 % to € 9.5 billion as a result of charge-offs of € 1.3 billion and disposals of impaired loans totaling € 748 million largely offset by a net increase in impaired loans of € 1.4 billion, as well as exchange rate movements of € 79 million.

The overall decrease mainly resulted from a € 815 million reduction in individually assessed impaired loans being partially offset by € 201 million increase in collectively assessed impaired loans. The reduction in individually assessed impaired loans can be split mainly into the two regions Western Europe (excluding Germany) and North America and relates to, among others, several commercial real estate transactions. The increase in collectively assessed impaired loans was mainly driven by new defaults in Households recorded in our Private & Business Clients division.

The impaired loan coverage ratio (defined as total on-balance sheet allowances for all loans individually impaired or collectively assessed divided by IFRS impaired loans (excluding collateral)) decreased slightly from 55 % as of year-end 2013 to 54%.

Our impaired loans included € 1.0 billion of loans reclassified to loans and receivables in accordance with IAS 39. This position increased slightly by € 24 million.

Movements in the Allowance for Credit Losses

Our allowance for credit losses comprises of the allowance for loan losses and the allowance for off-balance sheet positions.

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	Asset Quality

Development of allowance for credit losses

	Nine months ended Sep 30, 2014
	Allowance for Loan Losses			Allowance for Off-Balance Sheet Positions
in € m. (unless stated otherwise)	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal	Total
Balance, beginning of year	2,857	2,732	5,589	102	114	216	5,805

Provision for credit losses	300	441	742	10	13	23	765
Thereof: (Gains)/Losses from disposal of impaired loans	(39)	(16)	(56)	0	0	0	(56)

Net charge-offs:	(760)	(427)	(1,187)	0	0	0	(1,187)
Charge-offs	(789)	(508)	(1,296)	0	0	0	(1,296)
Recoveries	29	80	109	0	0	0	109

Changes in the group of consolidated companies	0	0	0	0	0	0	0

Exchange rate changes/other	9	0	8	(1)	7	7	15

Balance, end of period	2,406	2,745	5,152	112	134	246	5,398

Changes compared to prior year

Provision for credit losses
In € m.	(556)	(10)	(566)	0	(8)	(9)	(575)
In %	(65)	(2)	(43)	(2)	(40)	(27)	(43)

Net charge-offs
In € m.	(300)	(244)	(543)	0	0	0	(543)
In %	65	133	84	0	0	0	84

Our allowance for credit losses was € 5.4 billion as at September 30, 2014, thereof 95 % or € 5.2 billion related to our loan portfolio and 5 % or € 246 million to off-balance sheet positions (predominantly loan commitments and guarantees). The allowance for loan losses is attributable 53 % to collectively assessed and 47 % to individually assessed loan losses. The net decrease in our allowance for loan losses of € 437 million compared with prior year end results from € 1.2 billion of net charge-offs, partly offset by additions of € 742 million provisions and € 8 million other changes, such as accretion on impaired loans and foreign exchange effects. Our allowance for off-balance sheet positions increased net by € 30 million compared with prior year end mainly due to additional provisions.

Provision for credit losses recorded in the first nine months of 2014 decreased by € 575 million or 43 % to € 765 million compared with the first nine months of 2013. Our overall loan loss provisions decreased by € 566 million or 43 % in the first nine months of 2014 compared with the first nine months of 2013. This reduction largely results from our individually assessed loan portfolio, where provisioning declined by € 556 million reflecting lower provisions in NCOU mainly from IAS 39 reclassified assets and the non-recurrence of large single items in our Core business recorded in the first nine months 2013. Despite low level of provisions in the first nine months of 2013 due to a one off gain from the sale of non-performing loan portfolios, provisions for our collectively assessed portfolio in the first nine months 2014 decreased compared to prior year period reflecting amongst others the ongoing good environment in the German credit market. Our overall provisions for off-balance sheet positions decreased by € 9 million compared with previous year’s first nine months driven by GTB as a result of lower charges for collectively assessed positions.

Net charge-offs increased by € 543 million in the first nine months of 2014 compared to the first nine months of 2013 largely driven by the individually assessed loan portfolio at Postbank following an alignment of processes in the first quarter of 2014. This alignment resulted in an adjustment of the level of loan loss allowance for loans recorded at Postbank by € 233 million reflecting accelerated write-offs as well as the elimination of previous misclassification of recoveries in the credit quality of Postbank loans, which had been impaired after change of control, as interest income. Furthermore, the overall increase resulted from charge offs related to disposal of impaired loan portfolios in Italy partly offset by lower charge offs for IAS 39 reclassified positions.

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	Counterparty Credit Risk: Regulatory Assessment

Our allowance for loan losses for IAS 39 reclassified assets, which are reported in NCOU, amounted to € 511 million as at September 30, 2014, representing 10 % of our total allowance for loan losses, up 7 % from the level at the end of the prior year which amounted to € 479 million (9 % of total allowance for loan losses). This increase was a result of additional provisions for loan losses of € 62 million and other changes of € 18 million partly offset by net charge offs of € 48 million.

Compared to the first nine months 2013, provision for loan losses for IAS 39 reclassified assets dropped by € 272 million to € 62 million and net charge offs decreased by € 188 million to € 48 million in the first nine months of 2014. Both reductions result from the non-recurrence of large items in the present year compared to high levels in the comparison period.

	Nine months ended Sep 30, 2013
	Allowance for Loan Losses			Allowance for Off-Balance Sheet Positions
in € m. (unless stated otherwise)	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal	Total
Balance, beginning of year	2,266	2,426	4,692	118	97	215	4,907

Provision for credit losses	856	452	1,308	11	21	32	1,340
Thereof: (Gains)/Losses from disposal of impaired loans	4	(43)	(39)	0	0	0	(39)

Net charge-offs:	(460)	(183)	(644)	0	0	0	(644)
Charge-offs	(482)	(294)	(776)	0	0	0	(776)
Recoveries	22	110	132	0	0	0	132

Changes in the group of consolidated companies	0	0	0	0	0	0	0

Exchange rate changes/other	(70)	(25)	(95)	(2)	(2)	(4)	(100)

Balance, end of period	2,592	2,669	5,261	126	116	242	5,503

Changes compared to prior year

Provision for credit losses
In € m.	16	(5)	12	24	16	40	52
In %	2	(1)	1	(177)	302	(476)	4

Net charge-offs
In € m.	145	30	175	0	0	0	175
In %	(24)	(14)	(21)	0	0	0	(21)

Counterparty Credit Risk: Regulatory Assessment

This section provides details on our exposure at default (EAD) and RWA by regulatory defined exposure classes and model approaches, including our securitization positions. The tables presented for the current reporting period are based on the CRR/CRD 4 framework, while the comparative information for year-end 2013 is based on the then prevailing Basel 2.5 framework excluding the transitional adjustment according to Section 64h (3) of the German Banking Act as valid through December 31, 2013. Quantitative information presented follows the regulatory scope of consolidation.

We generally apply the advanced internal rating based approach (IRBA) for the majority of our advanced IRBA eligible credit portfolios to calculate the regulatory capital requirements according to the CRR/CRD 4 framework, based on respective approvals received from BaFin. The advanced IRBA is the most sophisticated approach available under the regulatory framework for credit risk allowing us to make use of our internal rating methodologies as well as internal estimates of specific other risk parameters. Moreover, we apply the foundation IRBA for a portion of Postbank’s IRBA eligible credit portfolios, for which Postbank received respective BaFin approvals in recent years. Exposures which we do not treat under the advanced or the foundation IRBA are allocated either to “Other IRBA Exposure” or to the “Standardized Approach”.

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	Counterparty Credit Risk: Regulatory Assessment

We have always met the regulatory minimum requirements with regard to the respective coverage ratio thresholds as calculated by EAD and RWA according to Section 10 SolvV applicable since January 1, 2014 and Section 67 SolvV applicable through December 31, 2013, respectively. Nevertheless, because institutions are urged to apply the advanced IRBA as comprehensively as possible, we continue our efforts to further enhance our respective coverage ratio. For a few remaining advanced IRBA eligible portfolios temporarily assigned to the standardized approach, an implementation plan and approval schedule have been set up and agreed with the competent authorities, the BaFin and the Bundesbank.

The BaFin approvals obtained as a result of the advanced IRBA audit processes for our counterparty credit exposures excluding Postbank allow the usage of 68 internally developed rating systems for regulatory capital calculation purposes. Postbank’s approvals, excluding PB Capital Corporation, obtained from the BaFin as a result of its IRBA audit processes for the counterparty credit exposures allow the usage of 14 internally developed rating systems for regulatory capital calculation purposes.

The line item “Other exposures” contains predominantly collective investment undertakings, equity exposures and non-credit obligations treated under other internal rating based approaches as well as remaining exposures classes for the standardized approach which do not fall under central governments, institutions, corporates or retail.

EAD and RWA according to the model approaches applied to our credit risk portfolios

	Sep 30, 2014 CRR/CRD 4
	Advanced IRBA		Foundation IRBA		Other IRBA		Standardized Approach		Total
in € m.	EAD	RWA	EAD	RWA	EAD	RWA	EAD	RWA	EAD	RWA	Capital Require- ments
Central governments	90,973	4,876	0	0	0	0	84,671	122	175,644	4,998	400

Institutions	80,876	14,946	1	1	1,731	2,094	39,315	852	121,923	17,893	1,431

Corporates	296,665	104,755	6,179	2,044	9,409	5,323	24,109	15,561	336,363	127,683	10,215

Retail exposures secured by real estate property	155,055	24,572	0	0	0	0	0	0	155,055	24,572	1,966

Qualifying revolving retail exposures	4,411	543	0	0	0	0	0	0	4,411	543	43

Other retail exposures	32,892	12,918	0	0	0	0	12,790	7,839	45,682	20,757	1,661

Other exposures	2,831	7,079	0	0	8,701	20,879	29,649	11,585	41,182	39,543	3,163

Securitizations	50,474	12,961	0	0	0	0	2,172	2,113	52,646	15,074	1,206

Total	714,177	182,651	6,180	2,044	19,841	28,297	192,707	38,071	932,904	251,063	20,085

Thereof: counterparty credit risk from	141,582	40,009	163	116	641	698	44,956	2,304	187,341	43,126	3,450

Derivatives	88,314	36,810	163	116	641	698	41,935	2,204	131,052	39,828	3,186

Securities financing transactions	53,268	3,199	0	0	0	0	3,021	100	56,289	3,299	264

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	Counterparty Credit Risk: Regulatory Assessment

	Dec 31, 2013 Basel 2.5
	Advanced IRBA		Foundation IRBA		Other IRBA		Standardized Approach		Total
in € m.	EAD	RWA	EAD	RWA	EAD	RWA	EAD	RWA	EAD	RWA	Capital Require- ments
Central governments	92,354	4,353	8	2	0	0	75,706	213	168,068	4,569	366

Institutions	60,912	9,175	5,592	1,320	0	0	4,976	198	71,481	10,693	855

Corporates	264,751	81,397	7,396	4,880	10,169	6,067	23,248	15,235	305,564	107,578	8,606

Retail exposures secured by real estate property	153,271	22,523	0	0	0	0	5,173	2,275	158,443	24,799	1,984

Qualifying revolving retail exposures	4,537	621	0	0	0	0	0	0	4,537	621	50

Other retail exposures	33,082	13,990	0	0	0	0	8,593	5,982	41,675	19,972	1,598

Other exposures	0	0	0	0	7,958	10,424	25,287	14,507	33,245	24,931	1,994

Securitizations	49,368	7,834	0	0	0	0	2,175	1,222	51,543	9,057	725

Total	658,273	139,894	12,997	6,202	18,127	16,490	145,159	39,633	834,557	202,219	16,178

Thereof: counterparty credit risk from	122,455	28,265	317	193	414	394	9,571	1,833	132,757	30,684	2,455

Derivatives	75,738	25,900	317	193	414	394	8,630	1,806	85,099	28,292	2,263

Securities financing transactions	46,716	2,365	0	0	0	0	941	27	47,657	2,392	191

The movements in EAD in the exposure class “central governments” in the Standardized Approach resulted from higher positions in interest earning deposits with central banks.

The increase in EAD in the exposure class “institutions” within the advanced IRBA predominantly results from the transfer of the Postbank Large Cap Corporates / Financial Institutions portfolio and corresponds with the decrease in the exposure class “institutions” within the foundation IRBA. Furthermore the increase in RWA was primarily driven by growth in CB&S.

The increase in EAD and RWA in the exposure class “institutions” within the standardized approach mainly relates to central counterparties which are newly introduced into the RWA calculation according to the CRR/CRD 4 framework.

Overall we saw in the advanced IRBA an increase in EAD and RWA within the exposure class “corporate”, mainly resulting from growing business in CB&S and GTB and to a lesser extent also from above mentioned portfolio switch in the Postbank portfolio.

The decrease in EAD and RWA in the exposure class “retail exposures secured by real estate property” within the standardized approach is mainly a result of a re-design of the regulatory defined exposure class segmentation following the CRR/CRD 4 framework where this exposure has been entirely allocated to the exposure class “other retail exposures”.

The increase in EAD and RWA within the exposure class “other exposures” across all model approaches mainly results from components like deferred tax assets and financial sector entities newly considered within the RWA calculation as introduced by the CRR/CRD 4 framework.

The movement in the first nine months of 2014 in the securitisation segment is driven by the CRR/CRD 4 framework where positions formerly being deducted from the capital, which now have to be included into RWA.

Deutsche Bank	Management Report	45
Interim Report as of September 30, 2014	Risk Report
	Counterparty Credit Risk: Regulatory Assessment

Internal Ratings and Probability of Defaults

All internal ratings and scorings are based on a uniform master scale, which assigns each rating or scoring result to the default probability determined for that class.

Internal ratings and their PD ranges

Internal rating	PD range in %[1]
iAAA	> 0.00 ≤ 0.01

iAA+	> 0.01 ≤ 0.02

iAA	> 0.02 ≤ 0.03

iAA–	> 0.03 ≤ 0.04

iA+	> 0.04 ≤ 0.05

iA	> 0.05 ≤ 0.07

iA–	> 0.07 ≤ 0.11

iBBB+	> 0.11 ≤ 0.18

iBBB	> 0.18 ≤ 0.30

iBBB–	> 0.30 ≤ 0.50

iBB+	> 0.50 ≤ 0.83

iBB	> 0.83 ≤ 1.37

iBB–	> 1.37 ≤ 2.27

iB+	> 2.27 ≤ 3.75

iB	> 3.75 ≤ 6.19

iB–	> 6.19 ≤ 10.22

iCCC+	> 10.22 ≤ 16.87

iCCC	> 16.87 ≤ 27.84

iCCC–	> 27.84 ≤ 99.99

Default	100.00

[1]	Reflects the probability of default for a one year time horizon.

Advanced IRBA Exposure with Corporates

The table below shows our advanced IRBA exposures with Corporates, including portfolios from Postbank. The presentation excludes counterparty credit risk exposures from derivatives and securities financing transactions (SFT). The exposures are distributed on our internal rating scale, showing also the probability of default (PD) range for each grade. Our internal ratings correspond to the respective external Standard & Poor’s rating equivalents. The EAD net is presented in conjunction with exposures-weighted average PD and loss given default (LGD), the RWA and the average risk weight (RW). The information is shown after credit risk mitigation obtained in the form of financial, physical and other collateral as well as guarantees and credit derivatives. The effect of double default, to the extent applicable to exposures outside of Postbank is considered in the average risk weight. It implies that for a guaranteed exposure a loss only occurs if the primary obligor and the guarantor fail to meet their obligations at the same time.

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Interim Report as of September 30, 2014	Risk Report
	Counterparty Credit Risk: Regulatory Assessment

EAD net for Advanced IRBA Credit Exposures by PD Grade with Corporates (excluding derivatives and SFTs)

in € m. (unless stated otherwise)	Sep 30, 2014 CRR/CRD 4						Dec 31, 2013 Basel 2.5
Internal rating	EAD net	Average PD in %[1]	Average LGD in %	RWA	Average RW in %	EL/EAD in %	EAD net	Average PD in %[1]	Average LGD in %	RWA	Average RW in %	EL/EAD in %
iAAA	4,461	0.03	19.73	251	5.63	0.01	3,084	0.03	24.81	196	6.35	0.01

iAA+	5,169	0.03	20.32	315	6.10	0.01	5,448	0.03	19.67	286	5.25	0.01

iAA	9,924	0.03	17.03	491	4.94	0.00	7,555	0.03	18.29	420	5.56	0.01

iAA–	11,998	0.04	32.40	1,299	10.83	0.01	11,213	0.04	31.29	922	8.22	0.01

iA+	13,095	0.05	29.50	1,780	13.59	0.01	11,167	0.05	28.56	1,293	11.58	0.01

iA	21,445	0.07	33.60	3,687	17.19	0.02	14,927	0.07	31.28	2,349	15.73	0.02

iA–	20,862	0.09	36.13	4,927	23.62	0.03	17,690	0.09	35.62	3,705	20.95	0.03

iBBB+	20,667	0.14	34.41	6,055	29.30	0.05	18,121	0.14	31.90	4,512	24.90	0.04

iBBB	18,495	0.23	32.09	6,284	33.98	0.07	18,145	0.23	32.54	5,984	32.98	0.07

iBBB–	19,098	0.39	32.86	8,554	44.79	0.12	16,884	0.39	31.05	6,885	40.78	0.11

iBB+	16,112	0.64	33.45	8,808	54.67	0.21	9,958	0.64	32.21	5,436	54.60	0.20

iBB	13,998	1.08	25.85	7,577	54.13	0.28	11,819	1.07	28.10	6,835	57.83	0.30

iBB–	12,378	1.77	26.34	8,082	65.29	0.47	9,062	1.76	24.59	5,625	62.07	0.43

iB+	8,404	2.92	21.27	5,368	63.88	0.60	6,452	2.92	19.94	3,969	61.51	0.84

iB	7,490	4.79	24.17	6,730	89.86	1.14	5,167	4.79	21.45	3,948	76.42	1.02

iB–	4,354	7.93	21.38	3,716	85.34	1.57	3,935	7.94	15.90	2,664	67.71	1.26

iCCC+	1,610	12.96	21.74	1,797	111.57	3.04	1,140	13.00	14.58	809	70.94	1.89

iCCC	768	21.93	18.90	863	112.38	4.32	738	21.95	23.77	1,035	140.38	5.19

iCCC–	611	31.00	19.64	707	115.76	6.13	802	31.00	12.15	569	70.92	3.77

Default	8,365	100.00	26.03	2,057	24.59	N/M	9,975	100.00	25.77	2,405	24.11	N/M

Total	219,304	4.81	29.65	79,347	36.18	0.25	183,284	6.44	28.70	59,847	32.65	0.23

N/M – Not meaningful

[1]	Higher average PD in % than defined for the internal rating scales iAAA and iAA+ results for Corporates exposure subject to a PD floor of 3 basis points.

The majority of these exposures are assigned to investment-grade customers. The exposures in the lowest rating class are predominantly collateralized.

EAD levels increased over the reporting period, mainly in the second and third quarter 2014, primarily based on growth in CB&S and GTB. An additional contribution resulted from the transfer of Postbank Large Cap Corporates/Financial Institutions portfolio as well as a portion of the Commercial Real Estate portfolio from Foundation IRBA to Advanced IRBA.

Foundation IRBA Exposure with Corporates

The table below shows our foundation IRBA exposures with Corporates. It excludes counterparty credit risk exposures from derivatives and SFT. The exposure is distributed on our internal rating scale, showing also the PD range for each grade. The internal ratings correspond to the respective external Standard & Poor’s rating equivalents. The EAD net is presented in conjunction with risk-weighted assets calculated and the average RW. The information is shown after credit risk mitigation obtained in the form of financial, physical and other collateral as well as guarantees and credit derivatives.

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Interim Report as of September 30, 2014	Risk Report
	Market Risk

EAD net for Foundation IRBA Credit Exposures by PD Grade for Corporates (excluding derivative and SFTs)

in € m. (unless stated otherwise)	Sep 30, 2014 CRR/CRD 4				Dec 31, 2013 Basel 2.5
Internal rating	EAD net	Average PD in %	RWA	Average RW in %	EAD net	Average PD in %	RWA	Average RW in %
iAAA	0	0.00	0	0.00	0	0.00	0	0.00

iAA+	0	0.00	0	0.00	0	0.00	0	0.00

iAA	2,175	0.03	268	12.35	35	0.03	5	15.31

iAA–	22	0.04	4	16.32	0	0.00	0	0.00

iA+	0	0.00	0	0.00	0	0.00	0	0.00

iA	666	0.06	82	12.37	518	0.06	115	22.13

iA–	246	0.09	47	19.25	405	0.10	127	31.30

iBBB+	555	0.15	137	24.62	912	0.15	362	39.65

iBBB	647	0.23	258	39.86	1,510	0.23	754	49.93

iBBB–	627	0.38	322	51.39	1,666	0.38	1,076	64.60

iBB+	535	0.69	361	67.52	1,121	0.69	951	84.81

iBB	292	1.23	209	71.57	272	1.23	284	104.62

iBB–	63	2.06	50	79.38	287	2.06	347	120.99

iB+	0	0.00	0	0.00	0	0.00	0	0.00

iB	28	3.78	21	77.15	170	3.78	246	144.76

iB–	10	7.26	16	167.36	37	7.26	66	177.02

iCCC+	1	12.76	1	61.13	1	12.76	3	223.09

iCCC	60	18.00	151	249.10	163	18.00	382	234.34

iCCC–	0	0.00	0	0.00	0	0.00	0	0.00

Default	90	100.00	0	0.00	80	100.00	0	0.00

Total	6,017	1.95	1,927	32.04	7,177	2.05	4,718	65.73

The decrease in EAD as well as in RWA is mainly driven by the transfer of Postbank’s Large Cap Corporates/Financial Institutions portfolio from Foundation IRBA to Advanced IRBA.

Market Risk

Market Risk of Trading Units excluding Postbank

The table below presents the value-at-risk metrics calculated with a 99 % confidence level and a one-day holding period for our trading units.

Value-at-Risk of our Trading Units by Risk Type

	Total		Diversification effect		Interest rate risk		Credit spread risk		Equity price risk		Foreign exchange risk[1]		Commodity price risk
in € m.	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Average[2]	53.4	53.6	(36.0)	(50.0)	27.2	26.5	32.3	41.6	14.5	13.4	12.9	13.8	2.6	8.3

Maximum[2]	65.6	69.0	(61.9)	(62.1)	42.8	36.6	38.9	48.0	21.8	23.4	20.8	27.8	10.2	12.8

Minimum[2]	40.3	43.0	(24.4)	(38.5)	17.6	18.7	27.8	34.9	9.9	8.8	7.2	5.8	0.7	5.5

Period-end[3]	53.1	47.9	(32.7)	(57.7)	18.9	27.2	30.0	37.9	21.8	20.2	14.2	12.4	0.9	7.8

[1]	Includes value-at-risk from gold and other precious metal positions.
[2]	Amounts show the bands within which the values fluctuated during the period January 1 to September 30, 2014 and the full year 2013, respectively.
[3]	Amounts for 2014 as of September 30, 2014 and for 2013 as of December 31, 2013.

The average value-at-risk for the first nine months of 2014 decreased slightly by € 0.2 million to € 53.4 million compared with the average for the full year 2013. Credit spread risk reduced over the period due to a lower level of name specific risk and commodities price risk reduced as the wind down of the business continued. This was offset by smaller increases in interest rate risk and equity price risk and a reduction in the diversification benefit across risk types following changes in portfolio composition.

During the first nine months of 2014 our trading units achieved a positive actual income for 98 % of the trading days compared with 94 % in the full year 2013.

Deutsche Bank	Management Report	48
Interim Report as of September 30, 2014	Risk Report
	Market Risk

Regulatory Trading Market Risk Measures

In trading market risk the comprehensive risk measure and market risk standardized approach were partially impacted by the introduction of the new CRR/CRD 4 framework which is detailed in the respective sections.

Stressed Value-at-Risk

The following table shows the stressed value-at-risk (with a 99 % confidence level and a one-day holding period) for our trading units.

Stressed Value-at-Risk by Risk Type

	Total		Diversification effect		Interest rate risk		Credit spread risk		Equity price risk		Foreign exchange risk[1]		Commodity price risk
in € m.	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Average[2]	109.0	114.0	(122.6)	(127.5)	65.8	59.3	121.6	118.1	11.5	19.2	27.0	29.6	5.8	15.2

Maximum[2]	161.1	169.2	(152.4)	(166.8)	85.9	93.1	142.8	149.5	42.6	53.6	53.1	59.2	16.7	37.1

Minimum[2]	86.2	75.1	(102.3)	(105.5)	48.8	44.4	100.7	90.0	0.0	4.3	13.7	12.1	1.8	7.1

Period-end[3]	126.5	105.5	(141.0)	(125.3)	64.8	53.0	137.0	114.4	16.1	27.5	47.1	27.0	2.7	8.9

[1]	Includes value-at-risk from gold and other precious metal positions.
[2]	Amounts show the bands within which the values fluctuated during the period January 1 to September 30, 2014 and the full year 2013, respectively.
[3]	Amounts for 2014 as of September 30, 2014 and for 2013 as of December 31, 2013.

The average stressed value-at-risk for the first nine months of 2014 was € 109 million and decreased by € 5 million compared with the full year 2013. The reduction is most notably coming from lower equity risk due to carrying greater downside protection, with additional reductions coming from foreign exchange risk and commodities price risk. There has been an increase in interest rate risk following increased short interest rate exposure while average diversification has reduced due to changes in the composition of the portfolio.

Incremental Risk Charge

For regulatory reporting purposes, the incremental risk charge for the respective reporting dates represents the higher of the spot value at the reporting dates and the value of the preceding 12-week average calculation. The incremental risk charge presented for the reporting dates below is the spot value and the average, maximum and minimum values calculated for the 12-week period preceding these reporting dates.

Incremental Risk Charge of Trading Units (with a 99.9 % confidence level and one-year capital horizon)

	Total		Global Finance and Foreign Exchange		Rates and Credit Trading		NCOU		Emerging Markets - Debt		Other
in € m.	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Average[1]	1,005.0	968.2	144.1	66.9	550.6	505.8	(41.7)	(20.6)	191.1	179.5	160.9	236.5

Maximum[1]	1,291.5	1,044.8	281.9	82.4	707.1	603.4	7.3	(3.7)	244.0	205.0	253.7	323.9

Minimum[1]	751.1	928.5	60.8	43.5	392.6	414.2	(69.4)	(36.6)	148.9	156.1	79.1	185.1

Period-end[2]	927.4	995.6	60.8	82.4	526.7	563.4	3.1	(3.9)	209.7	168.3	127.0	185.5

[1]	Amounts show the bands within which the values fluctuated during the 12-weeks preceding September 30, 2014 and December 31, 2013, respectively.
[2]	Amounts for 2014 as of September 30, 2014 and for 2013 as of December 31, 2013.

The incremental risk charge as at the end of the first nine months of 2014 was € 0.9 billion and decreased by € 68 million (7%) compared with year end 2013. The 12-week average incremental risk charge for the first nine months of 2014 was € 1.0 billion and thus € 37 million (4%) higher compared with the average for the 12-week period ended December 31, 2013.

Comprehensive Risk Measure

For regulatory reporting purposes, the comprehensive risk measure for the respective reporting dates represents the highest of the spot value at the reporting dates, their preceding 12-week average calculation, and the floor, where the floor is equal to 8 % of the equivalent capital charge under the securitization framework. The comprehensive risk measure presented for the reporting dates below is the spot value and the average, maximum and minimum values calculated for the 12-week period ending on these reporting dates.

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Interim Report as of September 30, 2014	Risk Report
	Market Risk

Comprehensive Risk Measure of Trading Units (with a 99.9 % confidence level and one-year capital horizon)

in € m.	2014	2013
Average[1]	288.0	316.0

Maximum[1]	299.1	359.6

Minimum[1]	257.5	285.9

Period-end[2]	231.1	223.8

[1]	Amounts show the bands within which the values fluctuated during the 12-weeks preceding September 30, 2014 and December 31, 2013.
[2]	Amounts for 2014 as of September 30, 2014 and figures for 2013 as of December 31, 2013.

The comprehensive risk measure as at the end of the first nine months of 2014 was € 231 million and increased by € 7 million (3%) compared with year end 2013. The 12-week average of our comprehensive risk measure for the first nine months of 2014 was € 288 million and thus € 28 million (9%) lower compared with the average for the 12-week period ended December 31, 2013. There was an increase due to the impact of a higher floor applicable in the calculation under the CRR/CRD 4 framework which has now been offset by derisking of the portfolio.

Market Risk Standardized Approach

Securitization positions in the trading book, including securitization positions in the correlation trading portfolio which are not eligible for the comprehensive risk measure, are subject to the market risk standardized approach for specific interest rate risk. In the Basel 2.5 framework, exposures that were unrated or rated below BB, were considered as capital deduction items and did not result in RWA. Under the new regulatory CRR/CRD 4 framework, which became effective on January 1, 2014, these exposures can no longer be deducted from capital but are included in the RWA calculation.

As of September 30, 2014, the securitization positions, for which the specific interest rate risk is calculated using the market risk standardized approach, generated capital requirements of € 2.2 billion corresponding to risk-weighted assets of € 27.7 billion. As of December 31, 2013, applying the CRR/CRD 4 framework to these positions would have amounted to capital requirements of € 2.0 billion and risk-weighted assets of € 24.5 billion. The increase was primarily due to higher inventory levels and cancelled hedges.

Additionally, the capital requirement for investment funds under the market risk standardized approach was € 84 million corresponding to risk-weighted assets of € 1.0 billion as of September 30, 2014, compared with € 78 million and € 977 million as of December 31, 2013.

For nth-to-default credit default swaps the capital requirement remained at € 2 million corresponding to risk-weighted assets of € 20 million as of September 30, 2014, compared with € 5 million and € 63 million as of December 31, 2013.

The capital requirement for longevity risk under the market risk standardized approach as of September 30, 2014 was € 33 million corresponding to risk-weighted assets of € 414 million compared with € 29 million and € 363 million as of December 31, 2013.

Market Risk of Trading Book at Postbank

We calculate the Value-at-Risk of Postbank trading book with a 99 % confidence level and a one-day holding period. In line with Postbank’s trading book strategy the value-at-risk as of September 30, 2014 was maintained with € 0.1 million at the same level compared with December 31, 2013, and was mainly related to the foreign exchange risk.

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Interim Report as of September 30, 2014	Risk Report
	Operational Risk

Operational Risk

In the first nine months of 2014 our operational losses continued to be driven by legal operational risk losses including legal provisions. Total legal losses year to date are lower compared to the full year 2013. For a description of our current litigations, please see Section “Other Contingencies” of this Interim Report. Our non-legal operational risk losses continued to be lower than for the full year 2013. The outlook for rest of year remains cautious, due to the legal and regulatory environment that we believe will continue to affect our business. Our operational risk management fosters a forward looking risk management with regard to monitoring of potential profits and losses, focusing on trend analyses based upon available losses and key risk indicator data.

Economic Capital Usage for Operational Risk by Business Division

			2014 increase (decrease) from 2013
in € m. (unless stated otherwise)	Sep 30, 2014	Dec 31, 2013	in € m.	in %
Corporate Banking & Securities	3,285	2,475	810	33

Private & Business Clients	1,120	803	317	39

Global Transaction Banking	141	96	45	47

Deutsche Asset & Wealth Management	788	580	208	36

Non-Core Operations Unit	1,444	1,298	146	11

Total economic capital usage for operational risk	6,778	5,253	1,525	29

The economic capital usage for operational risk as of September 30, 2014 was € 6.8 billion, € 1.5 billion or 29 % higher compared to year-end 2013. The increase is mainly driven by an early recognition of the impact of model enhancements to our Advanced Measurement Approach (AMA) model implemented in the second quarter, see below. This increase in economic capital is spread across all business divisions.

Operational Risk Framework Development

We apply an Advanced Measurement Approach (AMA) for the operational risk regulatory capital calculation. The AMA model is subject to continuous validation and enhancement in an effort to adequately reflect our risk profile. As part of the continuous enhancement and validation of our model we submitted model changes to BaFin and are awaiting approval. These model changes include an improved validation and recalibration methodology for insurance recoveries, changes to the modelling of the loss frequency as well as an enhanced scoring mechanism for the key risk indicators in the AMA model.

Further, we have submitted an additional model change request to BaFin to replace our € 1 billion economic capital safety margin, which we continuously apply since its implementation in 2011. This model change, which adds increased forward looking aspects to the AMA model, will result in higher economic capital even after the replacement of the safety margin. This change will make our model more risk sensitive by including reasonably possible litigation losses in our “Relevant Loss Data”. These reasonably possible litigation losses may result from both ongoing legal matters and new legal matters, which are reviewed quarterly and are based on the judgements provided by our Legal Department.

While our dialogue with BaFin on these model enhancements is on-going, management has decided to recognise the impact of these model changes where they will lead to an increase in capital requirement over our models that have previously been approved by BaFin.

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Interim Report as of September 30, 2014	Risk Report
	Liquidity Risk

Liquidity Risk

Composition of our external funding sources in euro billion and as a percentage of our total external funding sources

in € bn. (unless stated otherwise)	Sep 30, 2014		Dec 31, 2013
Capital Markets and Equity	210	22%	185	19%

Retail	292	31%	282	29%

Transaction Banking	191	20%	178	18%

Other Customers[1]	75	8%	97	10%

Unsecured Wholesale	64	7%	73	7%

Secured Funding and Shorts	109	11%	150	15%

Financing Vehicles[2]	15	2%	19	2%

Total external funding	957	100%	984	100%

[1]	Other Customers includes fiduciary, self-funding structures (e.g. X-markets) and margin/prime brokerage cash balances (shown on a net basis).
[2]	Includes ABCP conduits.

Reference: To reconcile to the total balance sheet, add derivatives & settlement balances € 629 billion (€ 524 billion), netting effect for margin & prime brokerage cash balances (shown on a net basis) € 68 billion (€ 50 billion), and other non-funding liabilities € 56 billion (€ 55 billion) for September 30, 2014, and December 31, 2013, respectively.

The increase of capital markets and equity by € 25 billion during the first nine months of 2014 reflects increased funding activities and the capital increase completed in June 2014. The higher amount of € 13 billion in transaction banking reflected increasing business activity in comparison to low year-end levels. The € 41 billion reduction in secured funding and shorts was largely driven by the adoption of IAS 32 R in 2014, allowing the offsetting of financial assets and financial liabilities for bilateral reverse repos under certain conditions and reductions in secured funding of highly liquid inventory. Lower amount of net cash margin received has contributed to the reduction in other customers of € 22 billion.

During the first nine months of 2014, we raised € 36.2 billion and completed our total funding plan for 2014 of € 30-35 billion. The average spread during the first three quarters of the year was 47 bps over the relevant floating index, e.g. Libor (Additional Tier 1 instruments are excluded from the spread calculation), with an average tenor of 4.8 years. The most significant transaction during the third quarter was a € 1.75 billion fixed-rate unsecured benchmark with a tenor of 7 years. For the remainder of the year we continue to opportunistically source term funds through a variety of channels to fund 2015 requirements.

Regular stress test analyses aim to ensure that we always hold sufficient cash and liquid assets to close a potential funding gap which could open under a combined scenario comprising idiosyncratic and market related stress. For this purpose we hold liquidity reserves which comprise available cash and cash equivalents, highly liquid securities (includes government, government guaranteed and agency securities) as well as other unencumbered central bank eligible assets. The volume of the liquidity reserves is a function of the expected stress result, both at an aggregate level as well as at an individual currency level. To the extent we receive incremental short-term wholesale liabilities which attract a high stress roll-off, we largely keep the proceeds of such liabilities in cash or highly liquid securities as a stress mitigant. As such, the total volume of liquidity reserves will fluctuate according to the level of short-term wholesale liabilities held, although this has no material impact on our overall liquidity position under stress. Liquidity reserves include only assets that are freely transferable within the group, or can be applied against local entity stress outflows. These reserves are held across major currencies and key locations in which the bank is active. The vast majority of our liquidity reserves are centrally held at our parent level or at our foreign branches. Size and composition are subject to regular senior management review. The haircuts applied reflect our assumption of the actual liquidity value that could be obtained, primarily through secured funding, and take into account the experience observed in secured funding markets at times of stress.

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	Capital Management

Composition of our liquidity reserves by parent company (including branches) and subsidiaries

	Sep 30, 2014		Dec 31, 2013
in € bn.	Carrying Value	Liquidity Value	Carrying Value	Liquidity Value
Available cash and cash equivalents (held primarily at central banks)	81	81	78	77

Parent (incl. foreign branches)	70	70	68	67

Subsidiaries	11	11	10	10

Highly liquid securities (includes government, government guaranteed and agency securities)	96	88	95	89

Parent (incl. foreign branches)	75	70	71	67

Subsidiaries	21	18	24	22

Other unencumbered central bank eligible securities	11	7	23	17

Parent (incl. foreign branches)	9	6	17	13

Subsidiaries	1	1	6	4

Total liquidity reserves	188	176	196	183

Parent (incl. foreign branches)	154	146	156	147

Subsidiaries	33	30	41	36

Our liquidity reserves decreased by € 8 billion or 4 % during the first nine months of 2014 in comparison to year-end 2013.

Capital Management

On June 25, 2014, Deutsche Bank AG completed a capital increase from authorized capital against cash contributions with gross proceeds of € 8.5 billion. The number of shares of Deutsche Bank AG has increased by 359.8 million, from 1,019.5 million to 1,379.3 million, and includes both the issuance of 59.9 million new shares without subscription rights to an anchor investor, and our fully underwritten public offering of 299.8 million new shares via subscription rights.

Prior to the launch of the fully underwritten rights offering, we issued 59.9 million new shares at a price of € 29.20 to Paramount Services Holdings Ltd., an investment vehicle ultimately beneficially owned and controlled by His Excellency Sheikh Hamad Bin Jassim Bin Jabor Al-Thani of Qatar, who intends to remain an anchor investor in Deutsche Bank. The transaction, which we structured as a capital increase excluding subscription rights, was not subject to the registration requirements of the U.S. Securities Act of 1933, and was not offered or sold in the United States. The gross proceeds of this offering were € 1.7 billion.

In the fully underwritten public offering with subscription rights, 299.8 million new registered no par value shares (common shares) were issued. The subscription price was € 22.50 per share. 99.1 % of the subscription rights were exercised. The remaining new shares that were not subscribed were sold in the market. The gross proceeds from the offering amounted to € 6.8 billion.

The 2013 Annual General Meeting granted our Management Board the authority to buy back up to 101.9 million shares before the end of April 2018. Thereof 51.0 million shares can be purchased by using derivatives. These authorizations replaced the authorizations of the 2012 Annual General Meeting. During the period from the 2013 Annual General Meeting until the 2014 Annual General Meeting (May 22, 2014), 31.3 million shares were purchased, of which 9.4 million via derivatives. The shares purchased were used for equity compensation purposes in the same period so that the number of shares held in Treasury from buybacks remained close to zero as of the 2014 Annual General Meeting.

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Interim Report as of September 30, 2014	Risk Report
	Capital Management

The 2014 Annual General Meeting granted our Management Board the authority to buy back up to 101.9 million shares before the end of April 2019. Thereof 51.0 million shares can be purchased by using derivatives. These authorizations replaced the authorizations of the 2013 Annual General Meeting. We have received approval from the BaFin for the execution of these authorizations as required under new CRR/CRD 4 rules. During the period from the 2014 Annual General Meeting until September 30, 2014, we purchased 16.7 million. The shares purchased were used for equity compensation purposes in the same period so that the number of shares held in Treasury from buybacks was 0.1 million as of September 30, 2014.

To take advantage of Deutsche Bank’s low share price in the third quarter 2014, Treasury unwound 8.9 million physically settled call options purchased between May 2012 and February 2014 and entered into new 8.9 million physically settled call options with significantly lower strike prices. These call options were purchased under the authorization from the 2014 Annual General Meeting. Of the 8.9 million call options, 2.3 million have a remaining maturity of more than 18 months.

Prior to the capital increase, the authorized capital available to the Management Board was € 922 million (360 million shares). With the capital increase, this was reduced to a total face value of € 0.6 million (0.2 million shares). In addition, the 2014 Annual General meeting authorized capital with a face value of € 256 million (100 million shares). Prior to the 2014 Annual General meeting, the conditional capital available to the Management Board was € 691 million (270 million shares). Following an authorization of new conditional capital of € 256 million (100 million shares) through a partial replacement of old authorizations, the conditional capital now stands at € 486 million (190 million shares). Moreover, the 2014 Annual General meeting authorized the issuance of participatory notes for the purpose of Additional Tier 1 capital.

On May 20, 2014, Deutsche Bank AG issued undated Additional Tier 1 Notes (the “AT1 Notes”), with an equivalent value of € 3.5 billion. The transaction is the first step towards reaching the overall targeted volume of approximately € 5 billion of CRR/CRD 4 compliant Additional Tier 1 capital which we plan to issue by the end of 2015.

The offering consisted of three tranches: a € 1.75 billion tranche with a coupon of 6%, a U.S.$ 1.25 billion tranche with a coupon of 6.25 % and a GBP 650 million tranche with a coupon of 7.125%. All tranches were priced at an issue price of par (100%) or greater. The denominations of the individual notes are € 100,000, U.S.$ 200,000 and GPB 100,000, respectively.

The AT1 Notes take the form of participatory notes with temporary write-down at a trigger level of 5.125 % phase-in Common Equity Tier 1 capital ratio. The AT1 Notes were issued with attached warrants, excluding shareholders’ pre-emptive rights. This decision is based on the authorization granted by the 2012 Annual General Meeting. Each AT1 Note carries one warrant, entitling the owner to purchase one common share in Deutsche Bank AG. Warrants to subscribe a total of 30,250 shares from all three tranches, which had originally been attached to the notes, were detached by an initial subscriber.

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	Regulatory Capital

Our legacy Hybrid Tier 1 capital instruments (substantially all noncumulative trust preferred securities) are no longer recognized under CRR/CRD 4 fully-loaded rules mainly because they have no write-down or equity conversion feature. However, they are largely recognized as Additional Tier 1 capital under CRR/CRD 4 transitional provisions, and can still be partially recognized as Tier 2 capital under the CRR/CRD 4 fully-loaded rules. During the transitional phase-out period the maximum recognizable amount of Additional Tier 1 instruments from Basel 2.5 compliant issuances as of December 31, 2012 will be reduced at the beginning of each financial year by 10 % or € 1.3 billion, through 2022. For September 30, 2014, this resulted in eligible Additional Tier 1 instruments of € 13.5 billion (i.e., € 3.5 billion newly issued AT1 Notes plus € 10.0 billion of legacy Hybrid Tier 1 instruments recognizable during the transition period), compared with € 11.2 billion as of December 31, 2013 under CRR/CRD 4 transitional. Three Hybrid Tier 1 capital instruments with a notional of € 1.7 billion and an eligible equivalent amount of € 1.6 billion have been called in the first nine months of 2014. € 9.3 billion of the legacy Hybrid Tier 1 instruments can still be recognized as Tier 2 capital under the CRR/CRD 4 fully loaded rules.

The Tier 2 instrument types (subordinated debt, profit participation rights, cumulative preferred securities) and the categorization into Upper and Lower Tier 2 capital according to Basel 2.5 no longer apply under CRR/CRD 4. All our former Basel 2.5-compliant Tier 2 capital instrument-types are considered as Tier 2 capital instruments according to CRR/CRD 4.

The total of our Tier 2 capital as of September 30, 2014 recognized during the transition period under CRR/CRD 4 was € 5.6 billion. Thereof, € 1.1 billion were legacy Hybrid Tier 1 instruments that are counted as Tier 2 capital, representing the excess amount of the outstanding legacy Hybrid Tier 1 instruments above the respective cap during the transitional period (the so called ‘spill-over’). The gross notional value of the Tier 2 capital instruments was € 6.7 billion. The difference to the recognizable Tier 2 capital during the transition period under CRR/CRD 4 is mainly due to capital deductions for maturity haircuts, which provide for a straight proportional reduction of the eligible amount of an instrument in the last 5 years before maturity. Since December 31, 2013, fifteen Tier 2 capital instruments with a total notional of € 3.0 billion have been called in the first nine months of 2014.

Regulatory Capital

Starting January 1, 2014, the calculation of our regulatory capital is based on the Basel 3 framework as implemented by the “Regulation (EU) No 575/2013 on prudential requirements for credit institutions and investment firms” as amended (Capital Requirements Regulation, or “CRR”), and the “Directive 2013/36/EU on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms” as amended (Capital Requirements Directive 4, or “CRD 4”) published on June 27, 2013 and implemented into German law by means of further amendments to the German Banking Act (KWG) and the German Solvency Regulation (SolvV) and accompanying regulations. Comparatives for year-end 2013 are provided on a pro forma basis as at that time the preceding Basel 2.5 framework as implemented into European and German law was still applicable. The information in this section as well as in the section “Development of risk-weighted Assets” is based on the regulatory principles of consolidation.

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Interim Report as of September 30, 2014	Risk Report
	Regulatory Capital

Under the CRR/CRD 4 transitional rules, capital instruments no longer eligible are phased-out while the new rules on regulatory adjustments are phased-in. These provisions are allowed in order to ease the transition for banks to the fully loaded capital rules. The fully loaded CRR/CRD 4 metrics do not take these transitional rules into account, (i.e. all capital instruments no longer eligible are excluded and all new regulatory adjustments are applied). In some cases, CRR/CRD 4 left in place unchanged transitional rules that had been adopted in earlier capital adequacy frameworks through Basel 2.5 regarding the risk weighting of certain categories of assets. These include rules permitting the grandfathering of equity investments at a risk-weight of 100 % and allowing the selection of the greater position of long and short positions as the basis for measurement in the Market Risk Standardized Approach rather than the sum of both long and short positions. In these cases, our CRR/CRD 4 methodology assumes that the impact of the expiration of these transitional rules will be mitigated through sales of the underlying assets or other measures prior to the expiration of the grandfathering provisions.

Summary of Regulatory Capital, RWA and Capital Ratios

	Sep 30, 2014		Dec 31, 2013
in € m.	CRR/CRD 4 fully-loaded	CRR/CRD 4	Pro forma CRR/CRD 4 fully-loaded	Pro forma CRR/CRD 4	Basel 2.5
Common Equity Tier 1 capital before regulatory adjustments	64,741	64,838	53,846	53,557	53,558

Total regulatory adjustments to Common Equity Tier 1 (CET 1) capital	(18,735)	(5,202)	(19,850)	(1,824)	(15,024)

Common Equity Tier 1 (CET 1) capital	46,006	59,636	33,995	51,733	38,534

Additional Tier 1 (AT1) capital before regulatory adjustments	3,468	13,992	0	11,741	12,701

Total regulatory adjustments to Additional Tier 1 (AT1) capital[1]	0	(10,961)	0	(12,785)	(519)

Additional Tier 1 (AT1) capital	3,468	3,030	0	0	12,182

Tier 1 capital (T1 = CET 1 + AT1)	49,474	62,666	33,995	51,733	50,717

Tier 2 (T2) capital before regulatory adjustments	13,148	5,654	14,291	6,085	7,787

Total regulatory adjustments to Tier 2 (T2) capital	(37)	(485)	(107)	(906)	(3,040)

Tier 2 (T2) capital	13,111	5,170	14,184	5,179	4,747

Total Regulatory capital (TC = T1 + T2)	62,585	67,836	48,179	56,912	55,464

Total risk-weighted assets	401,505	404,432	350,143	355,127	300,369

Capital ratios

Common Equity Tier 1 capital ratio (as a percentage of risk-weighted assets)	11.5	14.7	9.7	14.6	12.8

Tier 1 capital ratio (as a percentage of risk-weighted assets)	12.3	15.5	9.7	14.6	16.9

Total Regulatory capital ratio (as a percentage of risk-weighted assets)	15.6	16.8	13.8	16.0	18.5

[1]	Qualifying AT1 deductions that exceed AT1 capital are deducted from CET 1 capital (reflected in “Total regulatory adjustments to Common Equity Tier 1 (CET 1) capital”).

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	Regulatory Capital

Regulatory Capital, RWA and Capital Ratios

	Sep 30, 2014		Dec 31, 2013
in € m.	CRR/CRD 4 fully-loaded	CRR/CRD 4	Pro forma CRR/CRD 4 fully-loaded	Pro forma CRR/CRD 4	Basel 2.5
Common Equity Tier 1 (CET 1) capital: instruments and reserves

Capital instruments and the related share premium accounts	36,873	36,873	28,789	28,789	28,789
Thereof: Ordinary shares[1]	36,873	36,873	28,789	28,789	28,789

Retained earnings	26,927	26,927	27,194	27,194	27,195

Accumulated other comprehensive income (loss), net of tax	562	539	(2,039)	(2,457)	(2,457)

Funds for general banking risk	0	0	0	0	0

Amount of qualifying items referred to in Art. 484 (3) CRR and the related share premium accounts subject to phase out from CET 1	N/M	0	N/M	0	N/M

Public sector capital injections grandfathered until January 1, 2018	N/M	N/M	N/M	N/M	N/M

Noncontrolling Interests (amount allowed in consolidated CET 1)	0	120	0	130	130

Independently reviewed interim profits net of any foreseeable charge or dividend	379	379	(98)	(98)	(98)

Common Equity Tier 1 capital before regulatory adjustments	64,741	64,838	53,846	53,557	53,558

Common Equity Tier 1 capital: regulatory adjustments

Additional value adjustments (negative amount)[2]	N/M	N/M	N/M	N/M	N/M

Intangible assets (net of related tax liabilities) (negative amount)	(12,544)	(2,509)	(11,466)	0	(11,466)

Deferred tax assets that rely on future profitability excluding those arising from temporary differences (net of related tax liabilities where the conditions in Art. 38 (3) CRR are met) (negative amount)	(2,252)	(450)	(2,203)	0	0

Fair value reserves related to gains or losses on cash flow hedges	(179)	(179)	(93)	(93)	0

Negative amounts resulting from the calculation of expected loss amounts	(730)	(150)	(987)	0	(430)

Any increase in equity that results from securitized assets (negative amount)	0	0	0	0	0

Gains or losses on liabilities designated at fair value resulting from changes in own credit standing[3]	(453)	(126)	(533)	3	(1)

Defined benefit pension fund assets (negative amount)	(780)	(156)	(663)	0	0

Direct, indirect and synthetic holdings by an institution of own CET 1 instruments (negative amount)[4]	(71)	(14)	(36)	0	(3)

Holdings of the CET 1 instruments of financial sector entities where those entities have reciprocal cross holdings with the institution designed to inflate artificially the own funds of the institution (negative amount)	0	0	0	0	0

Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution does not have a significant investment in those entities (amount above the 10 % threshold and net of eligible short positions) (negative amount)[5]	0	0	0	0	0

Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities (amount above 10 % threshold and net of eligible short positions) (negative amount)[6]	0	0	0	0	(1,589)

Exposure amount of the following items which qualify for a Risk Weight of 1250%, where the institution opts for the deduction alternative	0	0	0	0	(945)
Thereof:
Qualifying holdings outside the financial sector (negative amount)	0	0	0	0	0
Securitization positions (negative amount)	0	0	0	0	(945)
Free deliveries (negative amount)	0	0	0	0	0

Deferred tax assets arising from temporary differences (amount above 10 % threshold, net of related tax liabilities where the conditions in Art. 38 (3) CRR are met) (negative amount)	(408)	(82)	(1,667)	0	0

Amount exceeding the 15 % threshold (negative amount)	(975)	(154)	(1,828)	0	0
Thereof:
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities	(389)	(61)	(839)	0	0
Deferred tax assets arising from temporary differences	(587)	(92)	(989)	0	0

Losses for the current financial year (negative amount)	0	0	0	0	0

Regulatory adjustments applied to CET 1 capital in respect of amounts subject to pre-CRR treatment:	N/M	0	N/M	0	N/M

Regulatory adjustments relating to unrealized gains and losses pursuant to Art. 467 and 468 CRR[7]	N/M	(1,039)	N/M	(316)	(215)

Amount to be deducted from or added to CET 1 capital with regard to additional filters and deductions required pre CRR[8]	(343)	(343)	(374)	(374)	(374)

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	Regulatory Capital

	Sep 30, 2014		Dec 31, 2013
in € m.	CRR/CRD 4 fully-loaded	CRR/CRD 4	Pro forma CRR/CRD 4 fully-loaded	Pro forma CRR/CRD 4	Basel 2.5
Qualifying AT1 deductions that exceed the AT1 capital of the institution (negative amount)	0	0	0	(1,044)	0

Other regulatory adjustments	0	0	0	0	0

Total regulatory adjustments to Common Equity Tier 1 (CET 1) capital	(18,735)	(5,202)	(19,850)	(1,824)	(15,024)

Common Equity Tier 1 (CET 1) capital	46,006	59,636	33,995	51,733	38,534

Additional Tier 1 (AT1) capital: instruments

Capital instruments and the related share premium accounts	3,468	3,468	0	0	12,701
Thereof:
Classified as equity under applicable accounting standards	3,468	3,468	0	0	0
Classified as liabilities under applicable accounting standards	0	0	0	0	12,701

Amount of qualifying items referred to in Art. 484 (4) CRR and the related share premium accounts subject to phase out from AT1	N/M	10,524	N/M	11,741	N/M

Public sector capital injections grandfathered until January 1, 2018	N/M	N/M	N/M	N/M	N/M

Tier 1 capital included in consolidated AT1 capital issued by subsidiaries and held by third parties	0	0	0	0	0
Thereof: instruments issued by subsidiaries subject to phase out	N/M	0	N/M	0	N/M

Additional Tier 1 (AT1) capital before regulatory adjustments	3,468	13,992	0	11,741	12,701

Additional Tier 1 (AT1) capital: regulatory adjustments

Direct, indirect and synthetic holdings by an institution of own AT1 instruments (negative amount)[9]	0	(503)	0	(519)	(519)

Holdings of the AT1 instruments of financial sector entities where those entities have reciprocal cross holdings with the institution designed to inflate artificially the own funds of the institution (negative amount)	0	0	0	0	0

Direct, indirect and synthetic holdings of the AT1 instruments of financial sector entities where the institution does not have a significant investment in those entities (amount above the 10 % threshold and net of eligible short positions) (negative amount)[5]	0	0	0	0	0

Direct, indirect and synthetic holdings by the institution of the AT1 instruments of financial sector entities where the institution has a significant investment in those entities (amount above the 10 % threshold net of eligible short positions) (negative amount)[6]	0	0	0	0	0

Regulatory adjustments applied to AT1 capital in respect of amounts subject to pre-CRR treatment and transitional treatments subject to phase out as prescribed in CRR (i.e., residual amounts)	N/M	0	N/M	0	N/M

Residual amounts deducted from AT1 capital with regard to deduction from CET 1 capital during the transitional period pursuant to Art. 472 CRR	N/M	(10,458)	N/M	(12,266)	N/M
Thereof:
Intangible assets	N/M	(10,035)	N/M	(11,466)	N/M
Shortfall of provisions to expected losses	N/M	(301)	N/M	(500)	N/M
Significant investments in the capital of other financial sector entities	N/M	(122)	N/M	(299)	N/M

Residual amounts deducted from AT1 capital with regard to deduction from Tier 2 (T2) capital during the transitional period pursuant to Art. 475 CRR	N/M	0	N/M	0	N/M

Amount to be deducted from or added to AT1 capital with regard to additional filters and deductions required pre CRR	N/M	0	N/M	0	N/M

T2 deductions that exceed the T2 capital of the institution (negative amount)	0	0	0	0	0

Total regulatory adjustments to Additional Tier 1 (AT1) capital[10]	0	(10,961)	0	(12,785)	(519)

Additional Tier 1 (AT1) capital	3,468	3,030	0	0	12,182

Tier 1 capital (T1 = CET 1 + AT1)[11]	49,474	62,666	33,995	51,733	50,717

Tier 2 (T2) capital: instruments and provisions

Capital instruments and the related share premium accounts[12]	12,159	2,866	14,291	4,834	7,787

Amount of qualifying items referred to in Art. 484 (5) CRR and the related share premium accounts subject to phase out from T2	N/M	1,450	N/M	1,251	N/M

Public sector capital injections grandfathered until January 1, 2018	N/M	N/M	N/M	N/M	N/M

Qualifying own funds instruments included in consolidated T2 capital issued by subsidiaries and held by third parties	989	1,338	0	0	0
Thereof: instruments issued by subsidiaries subject to phase out	N/M	0	N/M	0	N/M

Credit risk adjustments	0	0	0	0	0

Tier 2 (T2) capital before regulatory adjustments	13,148	5,654	14,291	6,085	7,787

Deutsche Bank	Management Report	58
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	Regulatory Capital

	Sep 30, 2014		Dec 31, 2013
in € m.	CRR/CRD 4 fully-loaded	CRR/CRD 4	Pro forma CRR/CRD 4 fully-loaded	Pro forma CRR/CRD 4	Basel 2.5
Tier 2 (T2) capital: regulatory adjustments

Direct, indirect and synthetic holdings by an institution of own T2 instruments and subordinated loans (negative amount)[9]	(37)	(61)	(107)	(107)	(75)

Holdings of the T2 instruments and subordinated loans of financial sector entities where those entities have reciprocal cross holdings with the institution designed to inflate artificially the own funds of the institution (negative amount)	0	0	0	0	0

Direct, indirect and synthetic holdings of the T2 instruments and subordinated loans of financial sector entities where the institution does not have a significant investment in those entities (amount above 10 % threshold and net of eligible short positions) (negative amount)[5]	0	0	0	0	0
Thereof:
New holdings not subject to transitional arrangements	N/M	N/M	N/M	N/M	N/M
Holdings existing before January 1, 2013 and subject to transitional arrangements	N/M	N/M	N/M	N/M	N/M

Direct, indirect and synthetic holdings by the institution of the T2 instruments and subordinated loans of financial sector entities where the institution has a significant investment in those entities (net of eligible short positions) (negative amount)[6]	0	0	0	0	0

Regulatory adjustments applied to Tier 2 in respect of amounts subject to pre-CRR treatment and transitional treatments subject to phase out as prescribed in CRR (i.e., residual amounts)	N/M	0	N/M	0	N/M

Residual amounts deducted from Tier 2 capital with regard to deduction from Common Equity Tier 1 capital during the transitional period pursuant to Art. 472 CRR	N/M	(423)	N/M	(799)	N/M
Thereof:
Shortfall of provisions to expected losses	N/M	(301)	N/M	(500)	N/M
Significant investments in the capital of other financial sector entities	N/M	(122)	N/M	(299)	N/M

Residual amounts deducted from Tier 2 capital with regard to deduction from Additional Tier 1 capital during the transitional period pursuant to Art. 475 CRR	N/M	0	N/M	0	N/M
Thereof:
Reciprocal cross holdings in AT1 instruments	N/M	0	N/M	0	N/M
Direct holdings of non significant investments in the capital of other financial sector entities	N/M	0	N/M	0	N/M

Amount to be deducted from or added to Additional Tier 2 capital with regard to additional filters and deductions required pre-CRR	0	0	0	0	(2,965)

Total regulatory adjustments to Tier 2 (T2) capital	(37)	(485)	(107)	(906)	(3,040)

Tier 2 (T2) capital	13,111	5,170	14,184	5,179	4,747

Total Regulatory capital (TC = T1 + T2)	62,585	67,836	48,179	56,912	55,464

Risk-weighted assets in respect of amounts subject to pre-CRR treatment and transitional treatments subject to phase out as prescribed in CRR (i.e., residual amounts)[13]	N/M	0	N/M	0	N/M
Thereof:
Items not deducted from CET 1 (CRR residual amounts)	N/M	0	N/M	0	N/M
Items not deducted from AT1 items (CRR residual amounts)	N/M	0	N/M	0	N/M
Items not deducted from T2 items (CRR residual amounts)	N/M	0	N/M	0	N/M
Thereof:
Indirect and synthetic holdings of own T2 instruments	N/M	0	N/M	0	N/M
Indirect and synthetic holdings of non significant investments in the capital of other financial sector entities	N/M	0	N/M	0	N/M
Indirect and synthetic holdings of significant investments in the capital of other financial sector entities	N/M	0	N/M	0	N/M

Total risk-weighted assets	401,505	404,432	350,143	355,127	300,369
Thereof:
Credit Risk	248,136	251,063	219,967	224,951	202,219
Credit Valuation Adjustment (CVA)	18,617	18,617	12,389	12,389	N/M
Market Risk	71,688	71,688	66,896	66,896	47,259
Operational Risk	63,064	63,064	50,891	50,891	50,891

Capital ratios and buffers

Common Equity Tier 1 capital ratio (as a percentage of risk-weighted assets)	11.5	14.7	9.7	14.6	12.8

Tier 1 capital ratio (as a percentage of risk-weighted assets)	12.3	15.5	9.7	14.6	16.9

Total Regulatory capital ratio (as a percentage of risk-weighted assets)	15.6	16.8	13.8	16.0	18.5

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	Regulatory Capital

	Sep 30, 2014		Dec 31, 2013
in € m.	CRR/CRD 4 fully-loaded	CRR/CRD 4	Pro forma CRR/CRD 4 fully-loaded	Pro forma CRR/CRD 4	Basel 2.5
Institution specific buffer requirement (CET 1 requirement in accordance with Art. 92 (1) (a) CRR plus capital conservation and countercyclical buffer requirements, plus systemic risk buffer, plus the systemically important institution buffer (G-SII or O-SII buffer), expressed as a percentage of risk-weighted assets)[14]	9.0	4.0	9.0	4.0	0.0
Thereof:
Capital conservation buffer requirement	2.5	0.0	2.5	0.0	0.0
Countercyclical buffer requirement[15]	N/M	N/M	N/M	N/M	N/M
Systemic risk buffer requirement	0.0	0.0	0.0	0.0	0.0
Global Systemically Important Institution (G-SII) or Other Systemically Important Institution (O-SII) buffer[16]	2.0	0.0	2.0	0.0	0.0

Common Equity Tier 1 capital available to meet buffers (as a percentage of risk-weighted assets)[17]	5.5	9.2	3.7	9.1	0.0

Amounts below the thresholds for deduction (before risk weighting)

Direct, indirect and synthetic holdings of the capital of financial sector entities where the institution does not have a significant investment in those entities (amount below 10 % threshold and net of eligible short positions)[5]	3,359	3,359	3,097	3,097	0

Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities (amount below 10 % threshold and net of eligible short positions)[6]	2,749	2,831	2,340	2,580	0

Deferred tax assets arising from temporary differences (amount below 10 % threshold, net of related tax liability where the conditions in Art. 38 (3) CRR are met)	4,152	4,277	2,760	3,044	0

Applicable caps on the inclusion of provisions in Tier 2 capital

Credit risk adjustments included in T2 in respect of exposures subject to standardized approach (prior to the application of the cap)	0	0	0	0	0

Cap on inclusion of credit risk adjustments in T2 under standardized approach	419	419	488	488	0

Credit risk adjustments included in T2 in respect of exposures subject to internal ratings-based approach (prior to the application of the cap)	0	0	0	0	0

Cap for inclusion of credit risk adjustments in T2 under internal ratings-based approach	1,020	1,020	984	984	894

Capital instruments subject to phase-out arrangements

Current cap on CET 1 instruments subject to phase-out arrangements	N/M	0	N/M	0	N/M

Amount excluded from CET 1 due to cap (excess over cap after redemptions and maturities)	N/M	0	N/M	0	N/M

Current cap on AT1 instruments subject to phase-out arrangements	N/M	10,021	N/M	11,273	N/M

Amount excluded from AT1 due to cap (excess over cap after redemptions and maturities)	N/M	1,124	N/M	0	N/M

Current cap on T2 instruments subject to phase-out arrangements	N/M	2,908	N/M	3,271	N/M

Amount excluded from T2 due to cap (excess over cap after redemptions and maturities)	N/M	0	N/M	0	N/M

N/M – Not meaningful

[1]	Based on EBA list as referred to in Article 26 (3) of CRR.
[2]	Final draft technical standard published by EBA is not yet adopted by European Commission.
[3]

Gains and losses on liabilities of the institution that are valued at fair value that result from changes in the own credit standing of the institution acc. Art. 33 (1) (b) CRR as well as all fair value gains and losses arising from the institution’s own credit risk related to derivative liabilities acc Art. 33 (1) (c) CRR.

[4]	Excludes holdings that are already considered in the accounting base of Common Equity. Basel 2.5: amounts in compliance with Basel 2.5-regulations (i.a. only direct holdings).
[5]	Based on our current interpretation no deduction amount expected. Basel 2.5: amounts in compliance with Basel 2.5-regulations (i.a. only direct holdings and Basel 2.5 threshold).
[6]	Basel 2.5: amounts in compliance with Basel 2.5-regulations (i.a. only direct holdings and Basel 2.5 threshold).
[7]	Basel 2.5: amounts in compliance with Basel 2.5-regulations (i.a. prudential filter based on Consolidated Financial Statements Reconciliation Regulation “Konzernabschlussüberleitungs-verordnung”).
[8]	Prudential filter for fund for home loans and savings protection (“Fonds zur bauspartechnischen Absicherung”) and for capital effects resulting from nonfinancial at-equity investments.
[9]	Basel 2.5: amounts in compliance with Basel 2.5-regulations (i.a. only direct holdings).
[10]	Qualifying AT1 deductions that exceed AT1 capital are deducted from CET 1 capital (reflected in “Total regulatory adjustments to Common Equity Tier 1 (CET 1) capital”).
[11]	Includes silent participations of € 16 million as of September 30, 2014 and of € 20 million as of December 31, 2013.
[12]	Amortisation is taken into account.
[13]

Excludes risk-weighted assets for positions in the trading book which are subject to phase out as prescribed in CRR (i.e., CRR residual amounts) as attributed risk-weighted assets are calculated on a portfolio basis.

[14]

Art. 465 (1) (a) CRR requires a minimum Common Equity Tier 1 capital ratio of 4 % for the period from January 1, 2014 to December 31, 2014. Art. 92 (1) (a) CRR requires a minimum Common Equity Tier 1 capital ratio of 4.5 % excluding additional capital buffer for the years after the aforementioned period.

[15]	Countercyclical buffer rates not yet available.
[16]	G-SII buffer as published in November 2013 by Financial Stability Board.
[17]	Calculated as the CET 1 capital less any CET 1 items used to meet Tier 1 and Total capital requirements.

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	Regulatory Capital

Reconciliation of shareholders’ equity to regulatory capital

	Sep 30, 2014		Dec 31, 2013
in € m.	CRR/CRD 4 fully-loaded	CRR/CRD 4	Pro forma CRR/CRD 4 fully-loaded	Pro forma CRR/CRD 4	Basel 2.5
Total shareholders’ equity per accounting balance sheet	66,352	66,352	54,719	54,719	54,719
Deconsolidation / Consolidation of entities	(765)	(765)	(110)	(110)	(110)
Thereof:
Additional paid-in capital	(11)	(11)	(12)	(12)	(12)
Retained earnings	(778)	(778)	(516)	(516)	(516)
Accumulated other comprehensive income, net of tax	23	23	418	418	418

Total shareholders’ equity per regulatory balance sheet	65,587	65,587	54,609	54,609	54,609

Noncontrolling interest based on transitional rules	0	120	0	130	130
Dividend accrual	(846)	(846)	(765)	(765)	(765)
Reversal of deconsolidation/consolidation of accumulated other comprehensive income, net of tax, during transitional period	0	(23)	0	(418)	(418)
Other	0	0	0	0	0

Common Equity Tier 1 (CET 1) capital before regulatory adjustments	64,741	64,838	53,846	53,557	53,558

Development of Risk-weighted Assets

The tables below provide an overview of risk-weighted assets broken down by model approach and business division. They include the aggregated effects of reallocations between the segments.

For the current reporting date the amounts presented are based on the CRR/CRD 4 framework according to the transitional rules. The amounts for the comparative period are presented on the then prevailing Basel 2.5 framework.

In line with our decision to scale down and discontinue parts of our commodities business, certain portfolios containing discontinued activities were aggregated under the Special Commodities Group (SCG), which has been subsequently transferred from CB&S to NCOU in the first quarter of 2014. The amounts for credit, market and operational risk RWA for the comparative period have been restated including related effects from reallocations between the segments, accordingly.

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	Regulatory Capital

Risk-weighted Assets by Model Approach and Business Division

	Sep 30, 2014 CRR/CRD 4
in € m.	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consolidation & Adjustments and Other	Total
Credit Risk	88,190	69,976	41,482	7,098	22,162	22,155	251,063
Segmental reallocation	(1,802)	463	2,712	293	181	(1,847)	0

Advanced IRBA	80,405	52,946	31,797	3,206	12,630	1,667	182,651
Central Governments	3,608	66	943	0	53	206	4,876
Institutions	9,450	1,693	2,856	85	778	84	14,946
Corporates	59,872	8,239	26,712	2,722	5,964	1,245	104,755
Retail	112	36,947	34	107	833	0	38,033
Other	7,362	6,000	1,253	292	5,002	131	20,040

Foundation IRBA	0	2,044	0	0	1	0	2,044
Central Governments	0	0	0	0	0	0	0
Institutions	0	1	0	0	0	0	1
Corporates	0	2,043	0	0	1	0	2,044
Retail	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0

Other IRBA	5,256	6,932	116	542	2,611	12,839	28,297
Central Governments	0	0	0	0	0	0	0
Institutions	332	82	0	0	0	1,680	2,094
Corporates	1,877	3,285	98	0	63	0	5,323
Retail	0	0	0	0	0	0	0
Other	3,046	3,565	19	542	2,548	11,160	20,879

Standardized Approach	4,331	7,591	6,857	3,058	6,739	9,496	38,071[0]
Central Governments	3	69	29	2	0	18	122
Institutions	644	93	25	24	32	34	852
Corporates	3,083	1,768	5,803	1,217	3,000	690	15,561
Retail	12	4,566	816	46	2,379	20	7,839
Other	589	1,094	183	1,769	1,327	8,735	13,697

Credit Valuation Adjustment (CVA)	13,778	426	1	394	4,016	1	18,617
Internal Model Approach	13,481	363	1	392	3,941	1	18,180
Standardized Approach	297	63	0	2	75	0	437

Market Risk	52,440	82	216	2,256	16,693	0	71,688
Internal Model Approach	32,579	0	216	1,206	8,470	0	42,471
Standardized Approach	19,861	82	0	1,050	8,223	0	29,217

Operational Risk	29,200	9,499	1,194	6,078	17,093	0	63,064
Advanced measurement approach	29,200	9,499	1,194	6,078	17,093	0	63,064

Total	183,608	79,983	42,894	15,826	59,964	22,157	404,432

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	Regulatory Capital

	Dec 31, 2013 Basel 2.5
in € m.	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consolidation & Adjustments and Other	Total
Credit Risk	58,952	65,909	35,418	5,809	25,298	10,832	202,219
Segmental reallocation	(850)	553	1,912	259	277	(2,152)	0

Advanced IRBA	53,598	42,651	26,140	2,589	14,104	813	139,894
Central Governments	2,922	90	896	5	258	181	4,353
Institutions	5,401	803	1,921	80	959	12	9,175
Corporates	40,970	5,638	22,378	2,398	9,394	620	81,397
Retail	124	35,844	33	106	1,027	0	37,134
Other	4,181	276	911	0	2,466	0	7,834

Foundation IRBA	0	5,937	0	0	264	0	6,202
Central Governments	0	0	0	0	2	0	2
Institutions	0	1,059	0	0	261	0	1,320
Corporates	0	4,879	0	0	1	0	4,880
Retail	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0

Other IRBA	2,330	8,046	87	440	3,163	2,424	16,490
Central Governments	0	0	0	0	0	0	0
Institutions	0	0	0	0	0	0	0
Corporates	1,367	4,630	67	0	2	0	6,067
Retail	0	0	0	0	0	0	0
Other	963	3,415	20	440	3,161	2,424	10,424

Standardized Approach	3,874	8,722	7,279	2,521	7,489	9,748	39,633
Central Governments	61	73	39	0	40	0	213
Institutions	28	116	12	8	32	1	198
Corporates	2,868	2,004	6,106	937	2,850	470	15,235
Retail	10	4,654	916	49	2,627	0	8,257
Other	906	1,876	206	1,526	1,941	9,275	15,729

Market Risk	33,435	128	562	2,085	11,050	0	47,259
Internal Model Approach	28,118	0	562	1,102	9,930	0	39,712
Standardized Approach	5,317	128	0	983	1,120	0	7,547

Operational Risk	22,342	6,964	832	4,659	16,095	0	50,891
Advanced measurement approach	22,342	6,964	832	4,659	16,095	0	50,891

Total	114,729	73,001	36,811	12,553	52,443	10,832	300,369

The development of risk-weighted assets in the first nine months of 2014 was mainly impacted by the application of the new solvency rules under the CRR/CRD 4 framework, reflecting an increase in credit and market risk as well as introducing the new credit valuation adjustment charge.

The tables below provide an analysis of key drivers for risk-weighted asset movements observed for credit, market and operational risk in the reporting period. The comparative numbers for 2013 are presented on a Basel 2.5 basis and the current reporting period also starts the Basel 2.5 values at the beginning of the year. The end of period amounts are then based upon CRR/CRD 4 transitional rules. The changes in RWA due to the application of the new solvency rules under the CRR/CRD 4 framework are included in the methodology and policy category.

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	Regulatory Capital

Development of Risk-weighted Assets for Credit Risk

	Nine months ended Sep 30, 2014 CRR/CRD 4		Twelve months ended Dec 31, 2013 Basel 2.5
in € m.	Counterparty credit risk	Thereof: derivatives and repo-style transactions	Counterparty credit risk	Thereof: derivatives and repo-style transactions
Credit risk RWA balance, beginning of year	202,219[1]	29,454[1]	228,952	35,274

Book size	4,187	(1,113)	(4,516)	(2,167)
Book quality	(838)	1,795	(9,701)	(2,247)
Model updates	10,376	10,376	(2,061)	0
Methodology and policy	24,110	297	0	0
Acquisition and disposals	(1,711)	(62)	(5,467)	(3)
Foreign exchange movements	8,620	2,379	(4,988)	(1,403)
Other	4,101	0	0	0

Credit risk RWA balance, end of period	251,063	43,126	202,219	29,454

[1]	RWA balances beginning of the year 2014 are based on Basel 2.5.

The category “Book size” considers organic changes in our portfolio size and composition. “Book quality” mainly represents the effects from portfolio rating migrations, loss given default, model parameter re-calibrations as well as collateral coverage activities. Model refinements and advanced model roll out are included in “Model updates”. RWA movements resulting from external, regulatory-driven changes, e.g. applying new regulations, are considered in the “Methodology and policy” section. “Acquisition and disposals” is reserved to show significant exposure movements which can be clearly assigned to new businesses and disposal-related activities. Changes that cannot be attributed to the above categories are reflected in the category “Other”.

The increase in RWA for credit risk by € 48.8 billion or 24 % since December 31, 2013 is significantly determined by the introduction of the new CRR/CRD 4 regulatory framework. This effect is shown in the “Methodology and policy” category. The RWA change in the category “Model updates” represents the impact of a more restrictive application of the maturity capping which allows the bank to use a maturity of 1 year when calculating the credit risk RWA for derivatives depending on the market risk model applied for the Credit Valuation Adjustment (CVA) RWA as well as a model change for our Internal Model Method impacting Derivatives RWA. The increase in the category “Book size” predominantly shows the extended activities in our core business partially offset by lower volumes in Derivatives & Security Financing business as well as from reduction efforts resulting from de-risking activities in our non-core business. The decrease in the category “Acquisition and Disposals” primarily shows the impact of the sale of BHF-BANK in the first quarter 2014. The increase in the category “Other” mainly reflects effects on RWA in relation to applying the 10/15 % threshold rule subsequent to our share capital increase in the second quarter 2014.

On a fully loaded basis movements in RWA for credit risk in 2014 are quite comparable to the movements under the transitional rules mainly reflecting the introduction of the new CRR/CRD 4 regulatory framework. As of September 30, 2014, fully loaded RWA amounted to € 248.1 billion with the € 2.9 billion lower level compared with the RWA under transitional rules mainly attributable to lower RWA from our pension fund assets.

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	Regulatory Capital

Development of Risk-weighted Assets for Credit Valuation Adjustment

Based on the new CRR/CRD 4 regulatory framework, we are required to calculate RWA using the CVA which takes into account the credit quality of our counterparties. RWA for CVA covers the risk of mark-to-market losses on the expected counterparty risk in connection with OTC derivative exposures. We calculate the majority of the CVA based on our own internal model as approved by BaFin. As of September 30, 2014, the RWA for CVA amounted to € 18.6 billion, representing an increase of € 6.2 billion (50%) compared with our pro forma calculation of € 12.4 billion for December 31, 2013. The increase was driven by changes to the portfolio as part of regular business activities throughout the year, but also due to re-optimisation of the CVA RWA hedging program and market volatility. During the third quarter de-risking efforts accelerated in both core and non-core business units which contributed to the decline in our CVA RWA consumption since the end of the second quarter when it had stood at € 21.3 billion.

Development of Risk-weighted Assets for Market Risk

in € m.	Nine months ended Sep 30, 2014 CRR/CRD 4	Twelve months ended Dec 31, 2013 Basel 2.5
Market risk RWA balance, beginning of year	47,259[1]	53,058

Movement in risk levels	3,881	(8,598)
Market data changes and recalibrations	(1,492)	1,136
Model updates	442	542
Methodology and policy	19,770	1,200
Acquisitions and disposals	(81)	0
Foreign exchange movements	1,909	(79)

Market risk RWA balance, end of period	71,688	47,259

[1]	RWA balance beginning of the year 2014 is based on Basel 2.5.

The analysis for market risk covers movements in our internal models for value-at-risk, stressed value-at-risk, incremental risk charge and comprehensive risk measure as well as results from the market risk standardized approach, e.g. for trading securitizations and nth-to-default derivatives or trading exposures for Postbank. The market risk RWA movements due to changes in market data levels, volatilities, correlations, liquidity and ratings are included under the market data changes and recalibrations category. Changes to our market risk RWA internal models, such as methodology enhancements or risk scope extensions, are included in the category of model updates. In the methodology and policy category we reflect regulatory driven changes to our market risk RWA models and calculations. Significant new businesses and disposals would be assigned to the line item acquisition and disposals.

The € 24.4 billion (52%) RWA increase for market risk since December 31, 2013 was primarily driven by increases in the category methodology and policy as well as movement in risk levels. There is an € 18.6 billion RWA increase for methodology and policy primarily from the Market Risk Standardized Approach for securitizations due to the new regulatory CRR/CRD 4 framework, which became effective on January 1, 2014. In the new framework we assign all retained securitization positions that are unrated or rated below BB a risk weight of 1,250 % to the exposure and these are now included in RWA whereas these exposures were previously considered capital deduction items. Also, under the new framework there is some increase in the floor applied to the comprehensive risk measure for the correlation trading portfolio although this has now been offset by de-risking. There has been an increase from movements in risk levels since December 31, 2013 although some of

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	Balance Sheet Management

these increases have been reduced during the third quarter. The main increases in risk levels have been across the Market Risk Standardized Approach for securitizations, the value-at-risk and stressed value-at-risk measures. There has also been an increase from Foreign exchange movements in the year to date mainly in the third quarter.

Development of Risk-weighted Assets for Operational Risk

in € m.	Nine months ended Sep 30, 2014 CRR/CRD 4	Twelve months ended Dec 31, 2013 Basel 2.5
Operational risk RWA balance, beginning of year	50,891[1]	51,595

Loss profile changes (internal and external)	5,295	2,623
Expected loss development	49	(959)
Forward looking risk component	(715)	(515)
Model updates	7,652	1,885
Methodology and policy	0	0
Acquisitions and disposals	(109)	(3,738)

Operational risk RWA balance, end of period	63,064	50,891

[1]	RWA balance beginning of the year 2014 is based on Basel 2.5.

The overall RWA increase of € 12.2 billion was mainly driven by our early recognition of enhancements to our Advanced Measurement Approach (AMA) model in the second quarter which led to additional RWA of € 7.7 billion. From the third quarter, further effects from the model change related reasonably possible litigation losses, € 3.1 billion for the third quarter, are shown under the category “loss profile changes”.

The increase of the loss profile changes resulted from large external market operational risk events which are reflected in our AMA model such as settlements of regulatory matters by financial institutions and from higher reasonably possible litigation losses add-ons.

The embedded impacts from the AMA model enhancements on the other operational risk RWA components, specifically on the expected loss, are expected to materialize subsequently to the awaited BaFin model approval and implementation of the model changes.

Balance Sheet Management

We manage our balance sheet on a Group level and, where applicable, locally in each region. In the allocation of financial resources we favour business portfolios with the highest positive impact on our profitability and shareholder value. We monitor and analyze balance sheet developments and track certain market-observed balance sheet ratios. Based on this we trigger discussion and management action by the Capital and Risk Committee. Following the publication of the CRR/CRD 4 framework on June 27, 2013, we have established a new leverage ratio calculation according to the legally binding framework.

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	Balance Sheet Management

Reconciliation of Exposure Measures used for leverage ratio calculations

	Sep 30,2014		Dec 31, 2013
in € bn. (unless stated otherwise)	Total Assets IFRS	CRR/CRD 4 fully loaded	Total Assets IFRS	Pro forma CRR/CRD 4 fully loaded
Exposure Measure (spot value at reporting date)	1,709	1,478	1,611	1,445

Total Delta to IFRS		(231)		(167)

Major exposure components and breakdown of delta to IFRS from:

Derivatives[1]	560	336	509	373

Delta to IFRS from

Netting		(458)		(401)

Add-on		234		266

Securities Financing Transactions[2]	175	43	207	44

Delta to IFRS from

Supervisory Volatility Adjustments Approach[3]		(132)		(163)

Remaining Assets	975	901	896	866

Delta to IFRS from

Pending Settlements Netting		(74)		(30)

Off-Balance Sheet Exposure		230		199

With 100 % credit conversion factor		215		185

With 50 % credit conversion factor		3		2

With 20 % credit conversion factor		8		8

With 10 % credit conversion factor		4		5

Adjustments[4]		(32)		(38)

Total equity (IFRS)	70.1		55.0

Fully loaded Tier 1 capital		49.5		34.0

IFRS Leverage Ratio (in x)	24.2		29.3

Fully loaded CRR/CRD 4 Leverage Ratio (in %)		3.3		2.4

[1]	Including derivatives qualifying for hedge accounting.
[2]	Including Prime Brokerage receivables.
[3]	Includes regulatory netting, collateral recognition and supervisory haircuts, also for non-cash SFT.
[4]	Including transition from accounting to regulatory view as well as regulatory adjustments.

Our IFRS leverage ratio calculated as the ratio of total assets under IFRS to total equity under IFRS was 24 as of September 30, 2014, down compared with 29 at the end of 2013.

As of September 30, 2014, our fully loaded CRR/CRD 4 leverage ratio, which is a non-GAAP financial measure, was 3.3%, compared with 2.4 % as of December 31, 2013, taking into account a fully loaded Tier 1 capital of € 49.5 billion over an applicable exposure measure of € 1,478 billion (€ 34.0 billion and € 1,445 billion as of December 31, 2013, respectively).

The main drivers for the above-shown improvements in the leverage ratios were our aforementioned capital increase, the issuance of CRR/CRD 4 compliant Additional Tier 1 Notes and our net income attributable to Deutsche Bank shareholders in the first nine months of 2014, which together increased the respective capital measures.

In light of the introduction of the fully loaded CRR/CRD 4 leverage ratio, we discontinued both the calculation of our adjusted CRR/CRD 4 leverage ratio, which was calculated considering the phase-out methodology to derive an adjusted Tier 1 capital, as well as the adjusted IFRS leverage ratio, which was calculated after applying adjustments to reported total assets and total equity under IFRS.

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	Balance Sheet Management

On October 10, 2014 the European Commission adopted a delegate act which leads to substantial changes in the calculation of the leverage exposure measure for leverage ratio under a revised CRR/CRD 4 framework:

—

Written Credit Derivatives: The effective notional amount of written credit derivatives, i.e., the notional reduced by any negative fair value changes that have been incorporated in Tier 1 capital will be included in the leverage ratio exposure measure. The resulting exposure measure may be further reduced by the effective notional amount of a purchased credit derivative on the same reference name provided certain conditions are met.

—

Variation Margin Netting: Variation margin received in cash from counterparties will be deducted from the current replacement cost portion of the leverage ratio exposure measure and variation margin paid to counterparties will be deducted from the leverage ratio exposure measure related to receivables recognized as an asset on the balance sheet, provided certain conditions are met.

—

SFT: Gross receivables for securities financing transactions (SFT) are permitted to be netted with SFT payables if specific conditions are met. In addition to the gross exposure an add-on for the net counterparty exposure is required to be included in the SFT exposure measure. In the transition from Supervisory Volatility Adjustments Approach (SVAA) to the Net Exposure the haircuts are removed from the exposure measure.

—

Off-balance-sheet exposure: Off-balance sheet exposure will no longer be weighted 100%, but rather the weighting of will be according to the credit risk conversion factors (CCF) of the standardized approach for credit risk of 0%, 20%, 50%, or 100%, which depend on the risk category, subject to a floor of 10%.

—	Regulatory Adjustments: Modification of regulatory adjustments with respect to non deducted financial sector entities.

The following table provides an estimate of the potential impact of the revised CRR/CRD 4 rules on the leverage exposure measure:

Reconciliation of Revised Exposure Measures used for leverage ratio calculations

in € bn.	Sep 30, 2014
Exposure Measure for Leverage Ratio according to CRR/CRD 4	1,478

Changes to:
Written Credit Derivatives	79
Variation Margin Netting	(68)
SFT: Gross Receivables Inclusion & Transition from SVAA to Net Exposure	147
Off-Balance Sheet: Change of CCF	(89)
Regulatory Adjustments	(20)

Revised Exposure Measure for Leverage Ratio according to CRR/CRD 4	1,526

Fully loaded Tier 1 Capital	49.5

Revised fully loaded CRR/CRD 4 Leverage Ratio (in %) taking into account regulatory changes	3.2

As of September 30, 2014, our revised fully loaded CRR/CRD 4 leverage ratio, taking into account our expectation of the changes as outlined above, which is a non-GAAP financial measure, was 3.2 % taking into account a fully loaded Tier 1 capital of € 49.5 billion over an applicable exposure measure of € 1,526 billion.

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	Overall Risk Position

Overall Risk Position

The table below shows our overall risk position as measured by the economic capital usage calculated for credit, market, operational and business risk for the dates specified. To determine our overall (nonregulatory) risk position, we generally consider diversification benefits across risk types.

Overall risk position as measured by economic capital usage by risk type

			2014 increase (decrease) from 2013
in € m. (unless stated otherwise)	Sep 30, 2014	Dec 31, 2013	in € m.	in %
Credit risk	13,099	12,013	1,086	9

Market risk	14,475	12,738	1,737	14
Trading market risk	4,628	4,197	431	10
Nontrading market risk	9,847	8,541	1,306	15

Operational risk	6,778	5,253	1,525	29

Business risk	2,497	1,682	815	48

Diversification benefit[1]	(6,017)	(4,515)[2]	(1,502)	33

Total economic capital usage	30,831	27,171	3,660	13

1 Diversification benefit across credit, market, operational and strategic risk (largest part of business risk)

2 Excluding strategic risk (not included in the diversification calculation for 2013)

As of September 30, 2014, our economic capital usage amounted to € 30.8 billion, which was € 3.7 billion, or 13%, above the € 27.2 billion economic capital usage as of December 31, 2013.

The economic capital usage for credit risk increased by € 1.1 billion to € 13.1 billion as of September 30, 2014. This increase is driven by higher risk exposures in CB&S.

The economic capital usage for trading market risk increased to € 4.6 billion as of September 30, 2014, compared with € 4.2 billion at year-end 2013. This was mainly driven by increased exposures in the fair value banking book. Non trading market risk economic capital usage increased by € 1.3 billion to € 9.8 billion as of September 30, 2014, compared with € 8.5 billion at year end 2013. The increase in non trading market risk economic capital usage included € 338 million increase in investment risk economic capital and € 968 million constitutes an increase in other non trading market risk economic capital, which was mainly driven by higher structural foreign exchange exposure and methodology enhancements for pension risk.

The economic capital usage for operational risk increased to € 6.8 billion as of September 30, 2014, compared with € 5.3 billion at year-end 2013. The increase is mainly driven by our proactive recognition of the impact of model enhancements to our Advanced Measurement Approach (AMA) model. While our dialogue with BaFin on these model enhancements is on-going, management has decided to recognise the impact of these model changes where they will lead to an increase in capital requirement over our models that have been previously approved by the BaFin.

Our business risk economic capital methodology captures strategic risk, which also implicitly includes elements of refinancing and reputational risk, and a tax risk component. The business risk economic capital usage totaled € 2.5 billion as of September 30, 2014, which is € 815 million or 48 % higher than the € 1.7 billion economic capital usage as of December 31, 2013. The increase mainly reflected a higher economic capital usage for the strategic risk component driven by adjustments to the strategic plan for 2014.

The inter-risk diversification effect of the economic capital usage across credit, market, operational and strategic risk increased by € 1.5 billion, or 33%, as of September 30, 2014, mainly reflecting the increase in economic capital usage before diversification and a methodology update in the first quarter 2014, which relates, among other things, to the incorporation of strategic risk into the diversification calculation.

Deutsche Bank	Management Report	69
Interim Report as of September 30, 2014	Risk Report
	Internal Capital Adequacy

Internal Capital Adequacy

As the primary measure of our Internal Capital Adequacy Assessment Process (ICAAP) we assess our internal capital adequacy based on our “gone concern approach” as the ratio of our total capital supply divided by our total capital demand as shown in the table below. Our capital supply definition is aligned with the CRR/CRD 4 capital framework.

Internal Capital Adequacy

in € m. (unless stated otherwise)	Sep 30, 2014	Dec 31, 2013
Capital Supply
Shareholders’ Equity	66,352	54,719
Fair Value gains on own debt and debt valuation adjustments, subject to own credit risk[1]	(453)	(537)
Deferred Tax Assets	(6,850)	(7,071)
Fair Value adjustments for financial assets reclassified to loans[2]	0	(363)
Noncontrolling Interests[3]	0	0
Hybrid Tier 1 capital instruments	14,720	12,182
Tier 2 capital instruments	6,665	9,689

Capital Supply	80,435	68,619

Capital Demand
Economic Capital Requirement	30,831	27,171
Intangible Assets	14,672	13,932

Capital Demand	45,503	41,103

Internal Capital Adequacy Ratio in %	177	167

[1]	Includes deduction of fair value gains on own credit-effect relating to own liabilities designated under the fair value option as well as the debt valuation adjustments.
[2]

Includes fair value adjustments for assets reclassified in accordance with IAS 39 and for banking book assets where no matched funding is available. A € 87 million positive adjustment for assets reclassified in accordance with IAS 39 was not considered.

[3]	Includes noncontrolling interest up to the economic capital requirement for each subsidiary.

A ratio of more than 100 % signifies that the total capital supply is sufficient to cover the capital demand determined by the risk positions. This ratio was 177 % as of September 30, 2014, compared with 167 % as of December 31, 2013. The change of the ratio was driven by an increase in capital supply. Shareholders’ Equity increased by € 11.6 billion mainly driven by the capital increase completed on June 25, 2014. Hybrid Tier 1 capital instruments increased by € 2.5 billion mainly driven by the issuance of Additional Tier 1 Notes on May 20, 2014. Further details are explained in the section “Capital Management”. Tier 2 capital instruments decreased by € 3.0 billion mainly due to called capital instruments. The increase in capital demand was driven by higher economic capital requirement as explained in the section “Overall Risk Position”.

The above capital adequacy measures apply for the consolidated Group as a whole (including Postbank) and form an integral part of our Risk and Capital Management framework.

Deutsche Bank	Confirmations	70
Interim Report as of September 30, 2014	Review Report

Deutsche Bank	Consolidated Financial Statements	71
Interim Report as of September 30, 2014	Consolidated Statement of Income (unaudited)

Consolidated Statement of Income (unaudited)

Income Statement

	Three months ended		Nine months ended
in € m.	Sep 30, 2014	Sep 30, 2013	Sep 30, 2014	Sep 30, 2013
Interest and similar income	5,909	6,548	18,517	19,797

Interest expense	2,496	2,911	8,063	8,859

Net interest income	3,413	3,637	10,454	10,939

Provision for credit losses	269	512	765	1,340

Net interest income after provision for credit losses	3,144	3,125	9,689	9,599

Commissions and fee income	3,132	3,133	9,240	9,234

Net gains (losses) on financial assets/liabilities at fair value through profit or loss	830	307	3,700	4,238

Net gains (losses) on financial assets available for sale	82	103	179	237

Net income (loss) from equity method investments	166	132	493	273

Other income	241	432	51	429

Total noninterest income	4,451	4,108	13,663	14,412

Compensation and benefits	3,190	2,905	9,530	9,657

General and administrative expenses	4,049	4,109	10,624	10,488

Policyholder benefits and claims	77	171	209	356

Impairment of intangible assets	0	0	0	0

Restructuring activities	13	30	125	287

Total noninterest expenses	7,328	7,215	20,488	20,787

Income before income taxes	266	18	2,864	3,224

Income tax expense (benefit)	358	(33)	1,614	1,178

Net income (loss)	(92)	51	1,250	2,047

Net income (loss) attributable to noncontrolling interests	3	10	24	20

Net income (loss) attributable to Deutsche Bank shareholders	(94)	41	1,225	2,026

Earnings per Common Share

	Three months ended		Nine months ended
	Sep 30, 2014	Sep 30, 2013	Sep 30, 2014	Sep 30, 2013
Earnings per common share:[1]

Basic	€ (0.07)	€ 0.04	€ 1.03	€ 1.96

Diluted	€ (0.07)	€ 0.04	€ 1.00	€ 1.90

Number of shares in million:[1]

Denominator for basic earnings per share – weighted-average shares outstanding	1,381.6	1,075.9	1,193.1	1,035.6

Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions[2]	1,381.6	1,101.8	1,221.6	1,064.8

[1]

The number of average basic and diluted shares outstanding has been adjusted for all periods in order to reflect the effect of the bonus component of subscription rights issued in June 2014 in connection with the capital increase.

[2]

Due to the net loss situation for the three months ended September 30, 2014 potentially dilutive shares are generally not considered for the EPS calculation, because to do so would decrease the net loss per share. Under a net income situation however, the number of adjusted weighted average shares after assumed conversion would have been increased by 25,7 million shares for the three months ended September 30, 2014.

Deutsche Bank	Consolidated Financial Statements	72
Interim Report as of September 30, 2014	Consolidated Statement of Comprehensive Income (unaudited)

Consolidated Statement of Comprehensive Income (unaudited)

	Three months ended		Nine months ended
in € m.	Sep 30, 2014	Sep 30, 2013	Sep 30, 2014	Sep 30, 2013
Net income (loss) recognized in the income statement	(92)	51	1,250	2,047

Other comprehensive income

Items that will not be reclassified to profit or loss
Remeasurement gains (losses) related to defined benefit plans, before tax	(221)	(138)	(234)	(835)

Total of income tax related to items that will not be reclassified to profit or loss	119	24	327	112

Items that are or may be reclassified to profit or loss
Financial assets available for sale
Unrealized net gains (losses) arising during the period, before tax	433	186	1,203	90
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	(64)	(89)	(139)	(169)

Derivatives hedging variability of cash flows
Unrealized net gains (losses) arising during the period, before tax	21	22	2	66
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	7	8	333	27

Assets classified as held for sale
Unrealized net gains (losses) arising during the period, before tax	0	0	0	0
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	(4)	0	(3)	0

Foreign currency translation
Unrealized net gains (losses) arising during the period, before tax	1,934	(755)	2,087	(639)
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	0	(1)	(1)	(1)

Equity Method Investments
Net gains (losses) arising during the period	5	(4)	(33)	67

Total of income tax related to items that are or may be reclassified to profit or loss	(115)	(63)	(433)	(154)

Other comprehensive income (loss), net of tax	2,116	(810)	3,108	(1,437)

Total comprehensive income (loss), net of tax	2,024	(759)	4,357	609

Attributable to:
Noncontrolling interests	21	1	42	15
Deutsche Bank shareholders	2,004	(760)	4,314	594

Deutsche Bank	Consolidated Financial Statements	73
Interim Report as of September 30, 2014	Consolidated Balance Sheet (unaudited)

Consolidated Balance Sheet (unaudited)

Assets

in € m.	Sep 30, 2014	Dec 31, 2013
Cash and due from banks	20,866	17,155

Interest-earning deposits with banks	79,201	77,984

Central bank funds sold and securities purchased under resale agreements	25,910	27,363

Securities borrowed	28,092	20,870

Financial assets at fair value through profit or loss
Trading assets	196,360	210,070
Positive market values from derivative financial instruments	555,767	504,590
Financial assets designated at fair value through profit or loss	142,914	184,597

Total financial assets at fair value through profit or loss	895,041	899,257

Financial assets available for sale	59,394	48,326

Equity method investments	3,906	3,581

Loans	395,842	376,582

Property and equipment	2,858	4,420

Goodwill and other intangible assets	14,672	13,932

Other assets	175,013	112,539

Income tax assets[1]	8,394	9,393

Total assets	1,709,189	1,611,400

Liabilities and Equity

in € m.	Sep 30, 2014	Dec 31, 2013
Deposits	543,153	527,750

Central bank funds purchased and securities sold under repurchase agreements	9,924	13,381

Securities loaned	2,685	2,304

Financial liabilities at fair value through profit or loss
Trading liabilities	48,102	55,804
Negative market values from derivative financial instruments	539,461	483,428
Financial liabilities designated at fair value through profit or loss	58,844	90,104
Investment contract liabilities	8,476	8,067

Total financial liabilities at fair value through profit or loss	654,883	637,404

Other short-term borrowings	50,471	59,767

Other liabilities	211,901	163,595

Provisions[2]	6,383	4,524

Income tax liabilities[1]	2,957	2,701

Long-term debt	146,166	133,082

Trust preferred securities	10,559	11,926

Obligation to purchase common shares	0	0

Total liabilities	1,639,083	1,556,434

Common shares, no par value, nominal value of € 2.56	3,531	2,610

Additional paid-in capital	33,370	26,204

Retained earnings	28,930	28,376

Common shares in treasury, at cost	(17)	(13)

Equity classified as obligation to purchase common shares	0	0

Accumulated other comprehensive income (loss), net of tax[3]	539	(2,457)

Total shareholders’ equity	66,352	54,719

Additional equity components[4]	3,468	0

Noncontrolling interests	286	247

Total equity	70,106	54,966

Total liabilities and equity	1,709,189	1,611,400

[1]	Income tax assets and income tax liabilities comprise both deferred and current taxes.
[2]	Included are operational/litigation provisions of € 3.5 billion and € 2.1 billion as of September 30, 2014 and December 31, 2013, respectively.
[3]	Excluding remeasurement effects related to defined benefit plans, net of tax.
[4]	Includes Additional Tier 1 Notes, which constitute unsecured and subordinated notes of Deutsche Bank and are classified as equity in accordance with IFRS.

Deutsche Bank	Consolidated Financial Statements	74
Interim Report as of September 30, 2014	Consolidated Statement of Changes in Equity (unaudited)

Consolidated Statement of Changes in Equity (unaudited)

in € m.	Common shares (no par value)	Additional paid-in capital	Retained earnings	Common shares in treasury, at cost	Equity classified as obligation to purchase common shares	Unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other
Balance as of December 31, 2012	2,380	23,776	29,199	(60)	0	468

Total comprehensive income, net of tax[2]	0	0	2,026	0	0	(46)

Common shares issued	230	2,731	0	0	0	0

Cash dividends paid	0	0	(764)	0	0	0

Remeasurement gains (losses) related to defined benefit plans, net of tax	0	0	(723)	0	0	0

Net change in share awards in the reporting period	0	(422)	0	0	0	0

Treasury shares distributed under share-based compensation plans	0	0	0	1,031	0	0

Tax benefits related to share-based compensation plans	0	16	0	0	0	0

Additions to Equity classified as obligation to purchase common shares	0	0	0	0	(1)	0

Deductions from Equity classified as obligation to purchase common shares	0	0	0	0	1	0

Option premiums and other effects from options on common shares	0	(49)	0	0	0	0

Purchases of treasury shares	0	0	0	(10,683)	0	0

Sale of treasury shares	0	0	0	9,696	0	0

Net gains (losses) on treasury shares sold	0	(55)	0	0	0	0

Other	0	135	0	0	0	0

Balance as of September 30, 2013	2,610	26,132	29,737	(15)	0	422

Balance as of December 31, 2013	2,610	26,204	28,376	(13)	0	303

Total comprehensive income, net of tax[2]	0	0	1,225	0	0	763

Common shares issued	921	7,587	0	0	0	0

Cash dividends paid	0	0	(765)	0	0	0

Remeasurement gains (losses) related to defined benefit plans, net of tax	0	0	93	0	0	0

Net change in share awards in the reporting period	0	(367)	0	0	0	0
Treasury shares distributed under share-based compensation plans	0	0	0	822	0	0

Tax benefits related to share-based compensation plans	0	(32)	0	0	0	0

Additions to Equity classified as obligation to purchase common shares	0	0	0	0	0	0

Deductions from Equity classified as obligation to purchase common shares	0	0	0	0	0	0

Option premiums and other effects from options on common shares	0	(47)	0	0	0	0

Purchases of treasury shares	0	0	0	(7,983)	0	0

Sale of treasury shares	0	0	0	7,157	0	0

Net gains (losses) on treasury shares sold	0	(4)	0	0	0	0

Other[3]	0	29	0	0	0	0

Balance as of September 30, 2014	3,531	33,370	28,930	(17)	0	1,066

[1]	Includes Additional Tier 1 Notes, which constitute unsecured and subordinated notes of Deutsche Bank and are classified as equity in accordance with IFRS.
[2]	Excluding remeasurement gains (losses) related to defined benefit plans, net of tax.
[3]	Includes net proceeds from issuance, repurchase and sale of Additional Equity Components.

Deutsche Bank	Consolidated Financial Statements	75
Interim Report as of September 30, 2014	Consolidated Statement of Changes in Equity (unaudited)

Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	Unrealized net gains (losses) on assets classified as held for sale, net of tax	Foreign currency translation, net of tax	Unrealized net gains (losses) from equity method investments	Accumulated other comprehensive income (loss), net of tax	Total shareholders’ equity	Additional equity components[1]	Noncontrolling interests	Total equity
(159)	0	(1,593)	(10)	(1,294)	54,001	0	239	54,240

38	0	(768)	67	(709)	1,317	0	15	1,332

0	0	0	0	0	2,961	0	0	2,961

0	0	0	0	0	(764)	0	(7)	(771)

0	0	0	0	0	(723)	0	0	(723)

0	0	0	0	0	(422)	0	0	(422)

0	0	0	0	0	1,031	0	0	1,031

0	0	0	0	0	16	0	0	16

0	0	0	0	0	(1)	0	0	(1)

0	0	0	0	0	1	0	0	1

0	0	0	0	0	(49)	0	0	(49)

0	0	0	0	0	(10,683)	0	0	(10,683)

0	0	0	0	0	9,696	0	0	9,696

0	0	0	0	0	(55)	0	0	(55)

0	0	0	0	0	135	0	57	192

(121)	0	(2,361)	56	(2,004)	56,461	0	304	56,765

(101)	2	(2,713)	53	(2,457)	54,719	0	247	54,966

182	(2)	2,085	(33)	2,996	4,221	0	42	4,264

0	0	0	0	0	8,508	0	0	8,508

0	0	0	0	0	(765)	0	(4)	(769)

0	0	0	0	0	93	0	0	93

0	0	0	0	0	(367)	0	0	(367)

0	0	0	0	0	822	0	0	822

0	0	0	0	0	(32)	0	0	(32)

0	0	0	0	0	0	0	0	0

0	0	0	0	0	0	0	0	0

0	0	0	0	0	(47)	0	0	(47)

0	0	0	0	0	(7,983)	0	0	(7,983)

0	0	0	0	0	7,157	0	0	7,157

0	0	0	0	0	(4)	0	0	(4)

0	0	0	0	0	29	3,468	0	3,497

81	0	(628)	20	539	66,352	3,468	286	70,106

Deutsche Bank	Consolidated Financial Statements	76
Interim Report as of September 30, 2014	Consolidated Statement of Cash Flows (unaudited)

Consolidated Statement of Cash Flows (unaudited)

	Nine months ended
in € m.	Sep 30, 2014	Sep 30, 2013
Net income	1,250	2,047

Cash flows from operating activities:
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for credit losses	765	1,340
Restructuring activities	125	287
Gain on sale of financial assets available for sale, equity method investments, and other	(283)	(288)
Deferred income taxes, net	782	326
Impairment, depreciation and other amortization, and accretion	3,641	1,857
Share of net income (loss) from equity method investments	(446)	(326)

Income adjusted for noncash charges, credits and other items	5,834	5,243

Adjustments for net change in operating assets and liabilities:
Interest-earning time deposits with banks	11,552	42,027
Central bank funds sold, securities purchased under resale agreements, securities borrowed	(5,314)	1,155
Financial assets designated at fair value through profit or loss	43,531	2,817
Loans	(17,299)	13,856
Other assets	(66,634)	(51,617)
Deposits	13,462	(38,046)
Financial liabilities designated at fair value through profit or loss and investment contract liabilities[1]	(31,827)	(17,118)
Central bank funds purchased, securities sold under repurchase agreements and securities loaned	(3,320)	(18,421)
Other short-term borrowings	(9,802)	(4,108)
Other liabilities	52,616	53,866
Senior long-term debt[2]	15,646	(14,919)
Trading assets and liabilities, positive and negative market values from derivative financial instruments, net	12,341	33,619
Other, net	(2,597)	2,246

Net cash provided by (used in) operating activities	18,189	10,600

Cash flows from investing activities:
Proceeds from:
Sale of financial assets available for sale	10,582	11,162
Maturities of financial assets available for sale	7,174	9,033
Sale of equity method investments	107	61
Sale of property and equipment	117	103
Purchase of:
Financial assets available for sale	(27,827)	(22,175)
Equity method investments	(7)	(4)
Property and equipment	(444)	(381)
Net cash received in (paid for) business combinations/divestitures	352	(128)
Other, net	(405)	(344)

Net cash provided by (used in) investing activities	(10,351)	(2,673)

Cash flows from financing activities:
Issuances of subordinated long-term debt	43	1,126
Repayments and extinguishments of subordinated long-term debt	(2,935)	(1,659)
Issuances of trust preferred securities	48	36
Repayments and extinguishments of trust preferred securities	(91)	(8)
Common shares issued	8,508	2,961
Purchases of treasury shares	(7,983)	(10,683)
Sale of treasury shares	7,125	9,648
Net proceeds from Additional Equity Components[3]	3,468	0
Dividends paid to noncontrolling interests	(4)	(7)
Net change in noncontrolling interests	23	77
Cash dividends paid	(765)	(764)

Net cash provided by (used in) financing activities	7,437	727

Net effect of exchange rate changes on cash and cash equivalents	485	(649)

Net increase (decrease) in cash and cash equivalents	15,760	8,005
Cash and cash equivalents at beginning of period	56,041	53,321
Cash and cash equivalents at end of period	71,801	61,325

Net cash provided by (used in) operating activities include

Income taxes paid, net	110	354
Interest paid	8,910	9,314
Interest and dividends received	19,032	20,304

Cash and cash equivalents comprise

Cash and due from banks	20,866	16,965
Interest-earning demand deposits with banks (not included: time deposits of € 28,266 million as of September 30, 2014, and € 53,141 million as of September 30, 2013)	50,935	44,361

Total	71,801	61,326

[1]

Included are senior long-term debt issuances of € 5,766 million and € 7,007 million and repayments and extinguishments of € 5,818 million and € 10,581 million through September 30, 2014 and September 30, 2013, respectively.

[2]

Included are issuances of € 39,297 million and € 21,998 million and repayments and extinguishments of € 26,931 million and € 30,776 million through September 30, 2014 and September 30, 2013, respectively.

[3]	Includes net proceeds from issuance, repurchase and sale of Additional Equity Components.

Deutsche Bank	Consolidated Financial Statements	77
Interim Report as of September 30, 2014	Basis of Preparation (unaudited)
	Funding Valuation Adjustment

Basis of Preparation (unaudited)

The accompanying condensed consolidated interim financial statements, which include Deutsche Bank AG and its subsidiaries (collectively the “Group”), are stated in euros, the presentation currency of the Group. They are presented in accordance with the requirements of IAS 34, “Interim Financial Reporting”, and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and endorsed by the European Union (“EU”). The Group’s application of IFRS results in no differences between IFRS as issued by the IASB and IFRS as endorsed by the EU.

Some IFRS disclosures incorporated in the Management Report are an integral part of the consolidated interim financial statements. These include the Segmental Results of Operations of the Segmental Information note which is presented in the Operating and Financial Review: Segmental Results of the Management Report. The presentation of this information is in compliance with IAS 34 and IFRS 8, “Operating Segments”.

Deutsche Bank’s condensed consolidated interim financial statements are unaudited and include supplementary disclosures on segment information, income statement, balance sheet and other financial information. They should be read in conjunction with the audited consolidated financial statements of Deutsche Bank for 2013, for which the same accounting policies and critical accounting estimates have been applied with the exception of the newly adopted accounting pronouncements outlined in section “Impact of Changes in Accounting Principles”.

The preparation of financial statements under IFRS requires management to make estimates and assumptions for certain categories of assets and liabilities.

These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management’s estimates and the results reported should not be regarded as necessarily indicative of results that may be expected for the entire year.

Funding Valuation Adjustment

In the fourth quarter 2013, the Group completed the implementation of a valuation methodology for incorporating the market-implied funding costs for uncollateralized derivative positions (commonly referred to as Funding Valuation Adjustment). The implementation of the Funding Valuation Adjustment was in response to growing evidence that term funding is an important component of fair value for uncollateralized derivatives and resulted in a € 366 million loss which has been recognized in the fourth quarter 2013 in the Consolidated Statement of Income.

Deutsche Bank	Consolidated Financial Statements	78
Interim Report as of September 30, 2014	Basis of Preparation (unaudited)
	Interest Income and Expense for Securities Borrowed and Loaned and Advisory Fees

Interest Income and Expense for Securities Borrowed and Loaned and Advisory Fees

In the fourth quarter of 2013, the Group restated comparative information for certain line items in the consolidated statement of income for the years ended December 31, 2012 and 2011 for the effect of errors. These restatements had no impact on net interest income, net revenues, net income or shareholders equity. The following table shows the effect of the errors on the consolidated statement of income for the three and nine months ended September 30, 2013.

	Three months ended Sep 30, 2013
in € m.	Balance as reported	Securities borrowed/ securities loaned	Advisory fees	Balance adjusted
Interest income	6,718	(170)	0	6,548

Interest expense	(3,081)	170	0	(2,911)

Commissions and fee income	3,028	0	106	3,134

Net gains (losses) on financial assets/liabilities held at fair value through profit and loss	413	0	(106)	307

	Nine months ended Sep 30, 2013
in € m.	Balance as reported	Securities borrowed/ securities loaned	Advisory fees	Balance adjusted
Interest income	20,301	(504)	0	19,797

Interest expense	(9,362)	504	0	(8,858)

Commissions and fee income	8,878	0	356	9,234

Net gains (losses) on financial assets/liabilities held at fair value through profit and loss	4,594	0	(356)	4,238

Interest Income and Expense on Securities Borrowed and Securities Loaned – Retrospective adjustments were made to restate interest income and expense to more accurately reflect the fees paid/received on securities borrowed/securities loaned transactions. The adjustment resulted in decreases in both interest income and expense but did not have any impact on net interest income, net income or shareholders’ equity.

Advisory Fees – Retrospective adjustments were made to reclassify advisory fees from Net gains/losses on financial assets held at fair value to Commissions and fee income to reflect their nature as service based activity in line with the Group’s accounting policies. The reclassification did not have any impact on net revenues, net income or shareholders’ equity.

Deutsche Bank	Consolidated Financial Statements	79
Interim Report as of September 30, 2014	Impact of Changes in Accounting Principles (unaudited)
	New Accounting Pronouncements

Impact of Changes in Accounting Principles (unaudited)

Recently Adopted Accounting Pronouncements

The following are those accounting pronouncements which are relevant to the Group and which have been applied in the preparation of these condensed consolidated interim financial statements.

IAS 32

On January 1, 2014, the Group adopted the amendments to IAS 32, “Offsetting Financial Assets and Financial Liabilities” (“IAS 32 R”). IAS 32 R clarifies (a) the meaning of an entity’s current legally enforceable right of set-off; and (b) when gross settlement systems may be considered equivalent to net settlement. IAS 32 R did not have a material impact on the Group’s consolidated financial statements.

IFRIC 21

On January 1, 2014, the Group adopted IFRIC 21, “Levies”, an interpretation of IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”, which clarifies that an entity recognises a liability for a levy only when the activity that triggers payment, as identified by the relevant legislation, occurs. IFRIC 21 did not have a material impact on the Group’s consolidated financial statements.

New Accounting Pronouncements

Improvements to IFRS 2010-2012 and 2011-2013 Cycles

In December 2013, the IASB issued amendments to multiple IFRS standards, which resulted from the IASB’s annual improvement projects for the 2010-2012 and 2011-2013 cycles. They comprise amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to a variety of individual IFRS standards. The amendments will be effective for annual periods beginning on or after July 1, 2014. The amendments are not expected to have a material impact on the Group’s consolidated financial statements. The amendments have yet to be endorsed by the EU.
IFRS 9 Classification and Measurement, Impairment and Hedge Accounting

In July 2014, the IASB issued IFRS 9, which replaces IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements for how an entity should classify and measure financial assets, requires changes to the reporting of ‘own credit’ with respect to issued debt liabilities that are designated at fair value, replaces the current rules for impairment of financial assets and amends the requirements for hedge accounting.

Classification and Measurement of financial assets and liabilities

IFRS 9 requires that an entity’s business model and a financial instrument’s contractual cash flows will determine its classification and therefore its measurement in the financial statements. Upon assessment each financial asset will be classified as either fair value through profit or loss (‘FVTPL’), amortised cost, or fair value through Other Comprehensive Income (‘FVOCI’). As these requirements are different than the assessments under the existing IAS 39 rules, some differences to classification and measurement of financial assets are to be expected.

Deutsche Bank	Consolidated Financial Statements	80
Interim Report as of September 30, 2014	Impact of Changes in Accounting Principles (unaudited)
	New Accounting Pronouncements

The classification and measurement of financial liabilities remain largely unchanged under IFRS 9 from current requirements. However, where issued debt liabilities are designated at fair value, the fair value movements attributable to an entity’s own credit risk will be recognized in Other Comprehensive Income rather than in the Statement of Income under IFRS 9.

Impairment of financial assets

The impairment rules under IFRS 9 will apply to those financial assets that are measured at amortised cost and debt instruments measured at FVOCI. Impairment will move from a model whereby credit losses are recognized when a ‘trigger’ event occurs under IAS 39 to an expected loss model, where provisions are taken upon initial recognition of the financial asset based on expectations of potential credit losses at that time.

The allowance for credit losses provided for on initial recognition will be based on a 12-month expected credit loss basis. Subsequently, should the probability of default of the issuer increase significantly, the expected credit loss of the financial asset over its lifetime (‘lifetime expected losses’) will be recognized as an additional provision. As a result of the changes to impairment rules, IFRS 9 will result in an increase in subjectivity as provisions will be based on forward-looking, probability-weighted information that is continuously monitored and incorporated over the life of the financial asset. This is in contrast to impairment recognition that is based on credit events that have already occurred under IAS 39. IFRS 9 is expected to result in an increase in the overall level of impairment allowances, due to the likelihood that there will be a larger population of financial assets to which lifetime expected losses applies as compared to the population of financial assets for which credit events have already occurred under IAS 39.

Hedge accounting

IFRS 9 also incorporates new hedge accounting rules that intend to align hedge accounting with risk management practices. Generally, some restrictions under current rules have been removed and a greater variety of hedging instruments and hedged items become available for hedge accounting.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Group is currently assessing the impact of IFRS 9. The standard has yet to be endorsed by the EU.

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, “Revenue from Contracts with Customers”, which specifies how and when revenue is recognised, but does not impact income recognition related to financial instruments in scope of IFRS 9/IAS 39. IFRS 15 replaces several other IFRS standards and interpretations that currently govern revenue recognition under IFRS and provides a single, principles-based five-step model to be applied to all contracts with customers. The standard also requires entities to provide users of financial statements with more informative and relevant disclosures. IFRS 15 will be effective for annual periods beginning on or after January 1, 2017. The Group is currently assessing the impact of IFRS 15. The standard has yet to be endorsed by the EU.

Improvements to IFRS 2012-2014 Cycles

In September 2014, the IASB issued amendments to multiple IFRS standards, which resulted from the IASB’s annual improvement project for the 2012-2014 cycle. This comprises amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to a variety of individual IFRS standards. The amendments will be effective for annual periods beginning on or after January 1, 2016, with earlier application permitted. The group is currently assessing the impact that the amendments will have on the Group’s consolidated financial statements. The amendments have yet to be endorsed by the EU.

Deutsche Bank	Consolidated Financial Statements	81
Interim Report as of September 30, 2014	Segment Information (unaudited)
	Segmental Results of Operations

Segment Information (unaudited)

The following segment information has been prepared in accordance with the “management approach”, which requires presentation of the segments on the basis of the internal management reports of the entity which are regularly reviewed by the chief operating decision maker, which is the Deutsche Bank Management Board, in order to allocate resources to a segment and to assess its financial performance.

Starting first quarter 2014, net interest income as a component of net revenue, income (loss) before income taxes and related ratios is presented on a fully taxable-equivalent basis for U.S. tax-exempt securities for Corporate Banking & Securities. This enables management to measure performance of taxable and tax-exempt securities on a comparable basis. This change in presentation resulted in an increase in CB&S net interest income of € 19.5 million for third quarter 2014 (€ 41.6 million for first nine months 2014). This increase is offset in Group Consolidated figures through a reversal in C&A. Prior period comparatives have not been adjusted due to immateriality. The tax rate used in determining the fully taxable-equivalent net interest income in respect of the majority of the US tax-exempt securities is 35%. US tax-exempt securities held by NCOU are not being presented on a fully taxable-equivalent basis due to differing approaches in the management of core and non-core activities.

Business Segments

The Group’s segment reporting follows the organizational structure as reflected in its internal management reporting systems, which are the basis for assessing the financial performance of the business segments and for allocating resources to the business segments. Generally, restatements due to minor changes in the organizational structure were implemented in the presentation of prior period comparables if they were considered in the Group’s management reporting systems.

Allocation of Average Active Equity

The total amount of average active equity allocated is determined based on the higher of the Group’s overall economic risk exposure or regulatory capital demand. Starting 2013, the Group refined its allocation of average active equity to the business segments to reflect the further increased regulatory requirements under CRR/CRD 4 and to align the allocation of capital with the communicated capital and return on equity targets. Under the new methodology, the internal demand for regulatory capital is derived based on a Common Equity Tier 1 ratio of 10 % at a Group level and assuming full implementation of CRR/CRD 4 rules. Therefore, the basis for allocation, i.e., risk-weighted assets and certain regulatory capital deduction items, is also on a CRR/CRD 4 fully-loaded basis. If the Group’s average active equity exceeds the higher of the overall economic risk exposure or the regulatory capital demand, this surplus is assigned to C&A.

Segmental Results of Operations

For the results of the business segments, including the reconciliation to the consolidated results of operations under IFRS, please see “Management Report: Operating and Financial Review: Results of Operations: Segment Results of Operations” of this Interim Report.

Deutsche Bank	Consolidated Financial Statements	82
Interim Report as of September 30, 2014	Information on the Consolidated Income Statement (unaudited)
	Commissions and Fee Income

Information on the Consolidated Income Statement (unaudited)

Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

	Three months ended		Nine months ended
in € m.	Sep 30, 2014	Sep 30, 2013	Sep 30, 2014	Sep 30, 2013
Net interest income	3,413	3,637	10,454	10,939

Trading income[1]	710	464	3,713	3,661

Net gains (losses) on financial assets/liabilities designated at fair value through profit or loss[2]	119	(156)	(13)	577

Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	830	307[3]	3,700	4,238[3]

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	4,243	3,945	14,153	15,177

Sales & Trading (equity)	596	484	1,743	1,692
Sales & Trading (debt and other products)	1,361	981	5,113	5,308
Total Sales & Trading	1,957	1,465	6,856	6,999

Loan products	213	149	514	410

Remaining products[4]	(180)	(422)	(140)	(197)

Corporate Banking & Securities	1,990	1,193	7,229	7,213

Private & Business Clients	1,494	1,468	4,565	4,485

Global Transaction Banking[5]	538	567	1,708	1,580

Deutsche Asset & Wealth Management	413	552	1,117	1,484

Non-Core Operations Unit	(243)	119	(417)	437

Consolidation & Adjustments	51	46	(49)	(21)

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	4,243	3,945[3]	14,153	15,177[3]

[1]	Trading income includes gains and losses from derivatives held for trading and from derivatives not qualifying for hedge accounting.
[2]

Includes gains of € 1 million and of € 11 million from securitization structures for the three months ended September 30, 2014 and September 30, 2013, respectively and losses of € 1 million and of € 90 million for the nine months ended September 30, 2014 and September 30, 2013, respectively. Fair value movements on related instruments of € 163 million and of € 8 million for the three months ended September 30, 2014 and September 30, 2013, respectively and € 208 million and of € 269 million for the nine months ended September 30, 2014 and September 30, 2013, respectively, are reported within trading income. Both are reported under Sales & Trading (debt and other products). The total of these gains and losses represents the Group’s share of the losses in these consolidated securitization structures.

[3]	Prior periods have been restated. For further information, please refer to the note “Basis of preparation” of this report.
[4]	Includes the net interest spread on loans as well as the fair value changes of credit default swaps and loans designated at fair value through profit or loss.
[5]	Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss on origination, advisory and other products.

Commissions and Fee Income

	Three months ended		Nine months ended
in € m.	Sep 30, 2014	Sep 30, 2013	Sep 30, 2014	Sep 30, 2013
Commissions and fees from fiduciary activities	977	965	2,746	2,663

Commissions, brokers’ fees, mark-ups on securities underwriting and other securities activities	937	959[1]	2,990	2,979[1]

Fees for other customer services	1,218	1,209	3,504	3,592

Total commissions and fee income	3,132	3,133	9,240	9,234

[1]	Prior periods have been restated. For further information please refer to the note ‘Basis of preparation’ of this report.

Deutsche Bank	Consolidated Financial Statements	83
Interim Report as of September 30, 2014	Information on the Consolidated Income Statement (unaudited)
	Restructuring

Pensions and Other Post-Employment Benefits

	Three months ended		Nine months ended
in € m.	Sep 30, 2014	Sep 30, 2013	Sep 30, 2014	Sep 30, 2013
Service cost	70	77	207	215

Net interest cost (income)	0	1	2	14

Total expenses defined benefit plans	70	78	209	229

Total expenses for defined contribution plans	91	89	290	285

Total expenses for post-employment benefits	161	167	499	514

Employer contributions to mandatory German social security pension plan	56	54	172	169

The Group expects to pay approximately € 250 million in regular contributions to its retirement benefit plans in 2014. It is not expected that any plan assets will be returned to the Group during the year ending December 31, 2014.

Discount rate to determine defined benefit obligation

in %	Sep 30, 2014	Dec 31, 2013
Germany	2.4	3.6

UK	4.1	4.5

U.S.	4.1	4.8

General and Administrative Expenses

	Three months ended		Nine months ended
in € m.	Sep 30, 2014	Sep 30, 2013	Sep 30, 2014	Sep 30, 2013
IT costs	806	814	2,507	2,216

Occupancy, furniture and equipment expenses	490	512	1,495	1,504

Professional service fees[1]	525	463	1,434	1,242

Communication and data services[1]	183	182	535	528

Travel and representation expenses[1]	126	121	363	350

Banking and transaction charges[1]	159	148	485	584

Marketing expenses	78	75	211	221

Consolidated investments	216	206	624	612

Other expenses[1,2]	1,465	1,589	2,971	3,230

Total general and administrative expenses	4,049	4,109	10,624	10,488

[1]	Prior period comparatives have been restated in order to reflect changes in the Group’s cost reporting.
[2]

Includes litigation-related expenses of € 894 million and € 1,163 million for the three months ended September 30, 2014 and September 30, 2013, respectively and litigation-related expenses of € 1,363 million and € 1,925 million for the nine months ended September 30, 2014 and September 30, 2013, respectively.

Restructuring

The Group aims to enhance its long-term competitiveness through major reductions in costs, duplication and complexity in the years ahead. The Group plans to spend approximately € 4,0 billion over a three year period starting 2012 with the aim of achieving full run rate annual cost savings of € 4.5 billion by 2015.

As of September 30, 2014 the Group’s Management Board approved eight phases of restructuring which form part of the planned amount of approximately € 4 billion. The restructuring expense is comprised of termination benefits, additional expenses covering the acceleration of deferred compensation awards not yet amortized due to the discontinuation of employment and contract termination costs related to real estate.

Deutsche Bank	Consolidated Financial Statements	84
Interim Report as of September 30, 2014	Information on the Consolidated Income Statement (unaudited)
	Effective Tax Rate

Net restructuring expense by division

	Three months ended		Nine months ended
in € m.	Sep 30, 2014	Sep 30, 2013	Sep 30, 2014	Sep 30, 2013
Corporate Banking & Securities	(6)	(7)	(86)	(88)

Private & Business Clients	(1)	(3)	(7)	(5)

Global Transaction Banking	1	(4)	(8)	(18)

Deutsche Asset & Wealth Management	(6)	(16)	(20)	(159)

Non-Core Operations Unit	(1)	0	(4)	(17)

Infrastructure/Regional Management	0	0	0	0

Consolidation & Adjustments	0	0	0	0

Total Net Restructuring Charges	(13)	(30)	(125)	(287)

Net restructuring expense by type

	Three months ended		Nine months ended
in € m.	Sep 30, 2014	Sep 30, 2013	Sep 30, 2014	Sep 30, 2013
Restructuring - Staff related	(11)	(24)	(116)	(261)
thereof:
Termination Payments	(10)	(23)	(94)	(195)
Retention Acceleration	(1)	0	(20)	(62)
Social Security	0	0	(1)	(3)

Restructuring - Non Staff related[1]	(1)	(6)	(10)	(26)

Total net restructuring Charges	(13)	(30)	(125)	(287)

[1]	Contract costs, mainly related to real estate and technology.

Provisions for restructuring amounted to € 139 million and € 207 million as of September 30, 2014 and December 31, 2013, respectively. The majority of the current provisions for restructuring are expected to be utilized during 2014.

During the nine months ending September 30, 2014, 1,050 (393 in the first quarter, 446 in the second quarter and 211 in the third quarter) full-time equivalent (“FTE”) staff were reduced through restructuring. These reductions were identified within:

Nine months ended
Sep 30, 2014
Corporate Banking & Securities	170

Private & Business Clients	85

Global Transaction Banking	198

Deutsche Asset & Wealth Management	170

Non-Core Operations Unit	1

Infrastructure/Regional Management	426

Total full-time equivalent staff	1,050

Effective Tax Rate

In the third quarter 2014 Deutsche Bank recorded an income tax expense of € 358 million versus an income tax benefit of € 33 million in the comparative period. In the current quarter the effective tax rate of 134 % based on an income before income taxes of € 266 million was mainly impacted by non tax deductible litigation charges.

Income tax expense in the first nine months was € 1.6 billion versus € 1.2 billion in the first nine months of 2013. The effective tax rate in the first nine months of 2014 of 56 % was mainly impacted by non tax deductible litigation charges. This compares to an effective tax rate of 37 % in the first nine months of 2013.

Deutsche Bank	Consolidated Financial Statements	85
Interim Report as of September 30, 2014	Information on the Consolidated Balance Sheet (unaudited)
	Financial Assets Available for Sale

Information on the Consolidated Balance Sheet (unaudited)

Financial Assets/Liabilities at Fair Value through Profit or Loss

in € m.	Sep 30, 2014	Dec 31, 2013
Financial assets classified as held for trading:
Trading assets:
Trading securities	175,045	187,554
Other trading assets[1]	21,315	22,516

Total trading assets	196,360	210,070

Positive market values from derivative financial instruments	555,767	504,590

Total financial assets classified as held for trading	752,127	714,660

Financial assets designated at fair value through profit or loss:
Securities purchased under resale agreements	76,949	116,764
Securities borrowed	32,098	32,485
Loans	14,503	15,579
Other financial assets designated at fair value through profit or loss	19,364	19,768

Total financial assets designated at fair value through profit or loss	142,914	184,597
Total financial assets at fair value through profit or loss	895,041	899,257

[1]	Includes traded loans of € 18,906 million and € 17,787 million as of September 30, 2014 and December 31, 2013, respectively.

in € m.	Sep 30, 2014	Dec 31, 2013
Financial liabilities classified as held for trading:
Trading liabilities:
Trading securities	46,938	54,951
Other trading liabilities	1,164	853

Total trading liabilities	48,102	55,804

Negative market values from derivative financial instruments	539,461	483,428

Total financial liabilities classified as held for trading	587,563	539,232

Financial liabilities designated at fair value through profit or loss:
Securities sold under repurchase agreements	36,698	73,642
Loan commitments	130	193
Long-term debt	9,655	9,342
Other financial liabilities designated at fair value through profit or loss	12,361	6,927

Total financial liabilities designated at fair value through profit or loss	58,844	90,104

Investment contract liabilities[1]	8,476	8,067

Total financial liabilities at fair value through profit or loss	654,883	637,404

[1]	These are investment contracts where the policy terms and conditions result in their redemption values equaling fair values.

Financial Assets Available for Sale

in € m.	Sep 30, 2014	Dec 31, 2013
Debt securities	55,019	44,242

Equity securities	1,032	1,076

Other equity interests	784	837

Loans	2,559	2,170

Total financial assets available for sale	59,394	48,326

Deutsche Bank	Consolidated Financial Statements	86
Interim Report as of September 30, 2014	Information on the Consolidated Balance Sheet (unaudited)
	Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”

Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”

Under the amendments to IAS 39 and IFRS 7, issued in October 2008, certain financial assets were reclassified in the second half of 2008 and the first quarter of 2009 from the financial assets at fair value through profit or loss and the available for sale classifications into the loans classification. No reclassifications have been made since the first quarter 2009.

The Group identified assets, eligible under the amendments, for which at the reclassification date it had a clear change of intent and ability to hold for the foreseeable future, rather than to exit or trade in the short term. The reclassifications were made at the fair value of the assets at the reclassification date.

Reclassified Financial Assets

in € bn. (unless stated otherwise)	Trading assets reclassified to loans	Financial assets available for sale reclassified to loans
Carrying value at reclassification date	26.6	11.4

Unrealized fair value losses in accumulated other comprehensive income	0.0	(1.1)

Effective interest rates at reclassification date:
Upper range	13.1%	9.9%
Lower range	2.8%	3.9%

Expected recoverable cash flows at reclassification date	39.6	17.6

Carrying values and fair values by asset type of assets reclassified in 2008 and 2009

	Sep 30, 2014		Dec 31, 2013
in € m.	Carrying value	Fair value	Carrying value	Fair value
Trading assets reclassified to loans:
Securitization assets	1,984	2,095	1,985	1,872
Debt securities	1,048	1,122	1,062	1,068
Loans	1,458	1,190	2,367	2,064

Total trading assets reclassified to loans	4,490	4,407	5,415	5,004

Financial assets available for sale reclassified to loans:
Securitization assets	1,726	1,765	1,972	1,955
Debt securities	1,308	1,439	1,220	1,284

Total financial assets available for sale reclassified to loans	3,034	3,203	3,192	3,239

Total financial assets reclassified to loans	7,523[1]	7,610	8,606	8,243

[1]

There is an associated effect on the carrying value from effective fair value hedge accounting for interest rate risk to the carrying value of the reclassified assets shown in the table above. This effect increases carrying value by € 85 million and € 34 million as at September 30, 2014 and December 31, 2013, respectively.

All reclassified assets are managed by NCOU and disposal decisions across this portfolio are made by NCOU in accordance with their remit to take de-risking decisions. For the nine months ending September 30, 2014, the Group sold reclassified assets with a carrying value of € 93 million, resulting in a net gain of € 5.7 million.

In addition to sales, the decrease in the carrying value of assets previously classified as trading includes redemptions and maturities of € 979 million. The reduction in the carrying value of assets previously classified as available for sale includes redemptions and maturities of € 417 million.

Deutsche Bank	Consolidated Financial Statements	87
Interim Report as of September 30, 2014	Information on the Consolidated Balance Sheet (unaudited)
	Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”

Unrealized fair value gains (losses) that would have been recognized in profit or loss and net gains (losses) that would have been recognized in other comprehensive income if the reclassifications had not been made

	Three months ended		Nine months ended
in € m.	Sep 30, 2014	Sep 30, 2013	Sep 30, 2014	Sep 30, 2013
Unrealized fair value gains (losses) on the reclassified trading assets, gross of provisions for credit losses	74	(3)	286	167

Impairment (losses) on the reclassified financial assets available for sale which were impaired	2	0	(6)	0

Net gains (losses) recognized in other comprehensive income representing additional unrealized fair value gains (losses) on the reclassified financial assets available for sale which were not impaired	(1)	0	141	78

Pre-tax contribution of all reclassified assets to the income statement

	Three months ended		Nine months ended
in € m.	Sep 30, 2014	Sep 30, 2013	Sep 30, 2014	Sep 30, 2013
Interest income[1]	22	57	98	250

Provision for credit losses	(23)	(175)	(60)	(310)

Other income[2]	0	(12)	5	(171)

Income (loss) before income taxes on reclassified trading assets	(1)	(130)	42	(231)

Interest income	25	28	62	76

Provision for credit losses	(4)	(24)	(9)	(24)

Other income[2]	0	0	0	(47)

Income (loss) before income taxes on reclassified financial assets available for sale	20	4	53	5

[1]	Significant reduction in interest income driven by accelerated de-risking during 2013.
[2]	Relates to gains and losses from the sale of reclassified assets.

Reclassified Financial Assets: Carrying values and fair values by asset class

All IAS 39 reclassified assets were transferred into NCOU upon creation of the new division in the fourth quarter of 2012. NCOU has been tasked to accelerate de-risking to reduce total capital demand and total adjusted assets. A number of factors are considered in determining whether and when to sell assets including the income statement, regulatory capital and leverage impacts. The movements in carrying value and fair value are illustrated in the following table:

Carrying values and fair values by asset class reclassification in 2008 and 2009

	Sep 30, 2014			Dec 31, 2013
in € m.	Carrying value (CV)	Fair value (FV)	Unrealized gains/(losses)	Carrying value (CV)	Fair value (FV)	Unrealized gains/(losses)
Securitization assets and debt securities reclassified:
US municipal bonds	2,218	2,422	204	2,155	2,232	77
Student loans ABS	1,359	1,488	129	1,263	1,305	42
CDO/CLO	781	751	(31)	979	938	(41)
Covered bond	889	955	66	885	788	(97)
Commercial mortgages securities	188	188	1	281	260	(21)
Residential mortgages ABS	80	83	3	74	71	(3)
Other	550	532	(18)	602	585	(17)

Total securitization assets and debt securities reclassified	6,066	6,420	354	6,239	6,179	(60)

Loans reclassified:
Commercial mortgages	561	551	(10)	1,463	1,428	(35)
Residential mortgages	836	596	(240)	844	598	(246)
Other	61	44	(17)	61	38	(22)

Total loans reclassified	1,458	1,190	(267)	2,367	2,064	(303)

Total financial assets reclassified to loans	7,523	7,610	87	8,606	8,243	(363)

Deutsche Bank	Consolidated Financial Statements	88
Interim Report as of September 30, 2014	Information on the Consolidated Balance Sheet (unaudited)
	Financial Instruments carried at Fair Value

Financial Instruments carried at Fair Value

Fair Value Hierarchy

The financial instruments carried at fair value have been categorized under the three levels of the IFRS fair value hierarchy as follows:

Level 1 – Instruments valued using quoted prices in active markets are instruments where the fair value can be determined directly from prices which are quoted in active, liquid markets and where the instrument observed in the market is representative of that being priced in the Group’s inventory.

These include: high-liquidity treasuries and derivative, equity and cash products traded on high-liquidity exchanges.

Level 2 – Instruments valued with valuation techniques using observable market data are instruments where the fair value can be determined by reference to similar instruments trading in active markets, or where a technique is used to derive the valuation but where all inputs to that technique are observable.

These include: many OTC derivatives; many investment-grade listed credit bonds; some CDS; many collateralized debt obligations (“CDO”); and many less-liquid equities.

Level 3 – Instruments valued using valuation techniques using market data which is not directly observable are instruments where the fair value cannot be determined directly by reference to market-observable information, and some other pricing technique must be employed. Instruments classified in this category have an element which is unobservable and which has a significant impact on the fair value.

These include: more-complex OTC derivatives; distressed debt; highly-structured bonds; illiquid asset-backed securities (“ABS”); illiquid CDOs (cash and synthetic); monoline exposures; private equity placements; many commercial real estate (“CRE”) loans; illiquid loans; and some municipal bonds.

Deutsche Bank	Consolidated Financial Statements	89
Interim Report as of September 30, 2014	Information on the Consolidated Balance Sheet (unaudited)
	Financial Instruments carried at Fair Value

Carrying value of the financial instruments held at fair value1

	Sep 30, 2014			Dec 31, 2013
in € m.	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)
Financial assets held at fair value:
Trading assets	80,637	102,435	13,288	86,634	111,411	12,025
Trading securities	80,385	86,298	8,361	86,325	94,269	6,960
Other trading assets	251	16,137	4,927	309	17,143	5,065
Positive market values from derivative financial instruments	6,271	540,990	8,506	7,421	486,614	10,556
Financial assets designated at fair value through profit or loss	10,271	129,185	3,458	7,083	174,391	3,123
Financial assets available for sale	33,688	21,875	3,831	23,948	21,049	3,329
Other financial assets at fair value[2,3]	0	3,910[2]	0	60	7,347[2]	1

Total financial assets held at fair value	130,867	798,395	29,083	125,146	800,811	29,033

Financial liabilities held at fair value:
Trading liabilities	21,016	27,074	12	36,449	19,331	24
Trading securities	21,002	25,924	12	36,438	18,490	24
Other trading liabilities	14	1,150	0	12	841	0
Negative market values from derivative financial instruments	7,011	526,557	5,893	7,815	467,293	8,321
Financial liabilities designated at fair value through profit or loss	1,216	55,197	2,431	197	88,466	1,442
Investment contract liabilities[4]	0	8,476	0	0	8,067	0
Other financial liabilities at fair value[2,3]	1	3,874[2]	(478)[5]	4	1,495[2]	(247)[5]

Total financial liabilities held at fair value	29,244	621,178	7,858	44,465	584,651	9,539

[1]

Amounts in this table are generally presented on a gross basis, in line with the Group’s accounting policy regarding offsetting of financial instruments, as described in Note 1 “Significant Accounting Policies and Critical Accounting Estimates” of the Financial Report 2013.

[2]	Predominantly relates to derivatives qualifying for hedge accounting.
[3]	Includes assets and liabilities held for sale related to Tilney in 2014 and to BHF-BANK in 2013.
[4]

These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. See Note 41 “Insurance and Investment Contracts” of the Financial Report 2013 for more detail on these contracts.

[5]

Relates to derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated. The separated embedded derivatives may have a positive or a negative fair value but have been presented in this table to be consistent with the classification of the host contract. The separated embedded derivatives are held at fair value on a recurring basis and have been split between the fair value hierarchy classifications.

There were transfers between level 1 and level 2 of the fair value hierarchy in the third quarter of 2014 on trading securities (€ 5 billion of assets and € 4.1 billion of liabilities) based on liquidity testing procedures.

Valuation Techniques

The following is an explanation of the valuation techniques used in establishing the fair value of the different types of financial instruments that the Group trades.

Sovereign, Quasi-sovereign and Corporate Debt and Equity Securities: Where there are no recent transactions then fair value may be determined from the last market price adjusted for all changes in risks and information since that date. Where a close proxy instrument is quoted in an active market then fair value is determined by adjusting the proxy value for differences in the risk profile of the instruments. Where close proxies are not available then fair value is estimated using more complex modeling techniques. These techniques include discounted cash flow models using current market rates for credit, interest, liquidity and other risks. For equity securities modeling techniques may also include those based on earnings multiples.

Mortgage- and Other Asset-Backed Securities (MBS/ABS) include residential and commercial MBS and other ABS including CDOs. ABS have specific characteristics as they have different underlying assets and the issuing entities have different capital structures. The complexity increases further where the underlying assets are themselves ABS, as is the case with many of the CDO instruments.

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	Financial Instruments carried at Fair Value

Where no reliable external pricing is available, ABS are valued, where applicable, using either relative value analysis which is performed based on similar transactions observable in the market, or industry-standard valuation models incorporating available observable inputs. The industry standard external models calculate principal and interest payments for a given deal based on assumptions that can be independently price tested. The inputs include prepayment speeds, loss assumptions (timing and severity) and a discount rate (spread, yield or discount margin). These inputs/assumptions are derived from actual transactions, external market research and market indices where appropriate.

Loans: For certain loans fair value may be determined from the market price on a recently occurring transaction adjusted for all changes in risks and information since that transaction date. Where there are no recent market transactions then broker quotes, consensus pricing, proxy instruments or discounted cash flow models are used to determine fair value. Discounted cash flow models incorporate parameter inputs for credit risk, interest rate risk, foreign exchange risk, loss given default estimates and amounts utilized given default, as appropriate. Credit risk, loss given default and utilization given default parameters are determined using information from the loan or CDS markets, where available and appropriate.

Leveraged loans can have transaction-specific characteristics which can limit the relevance of market-observed transactions. Where similar transactions exist for which observable quotes are available from external pricing services then this information is used with appropriate adjustments to reflect the transaction differences. When no similar transactions exist, a discounted cash flow valuation technique is used with credit spreads derived from the appropriate leveraged loan index, incorporating the industry classification, subordination of the loan, and any other relevant information on the loan and loan counterparty.

Over-The-Counter Derivative Financial Instruments: Market standard transactions in liquid trading markets, such as interest rate swaps, foreign exchange forward and option contracts in G7 currencies, and equity swap and option contracts on listed securities or indices are valued using market standard models and quoted parameter inputs. Parameter inputs are obtained from pricing services, consensus pricing services and recently occurring transactions in active markets wherever possible.

More complex instruments are modeled using more sophisticated modeling techniques specific for the instrument and are calibrated to available market prices. Where the model output value does not calibrate to a relevant market reference then valuation adjustments are made to the model output value to adjust for any difference. In less active markets, data is obtained from less frequent market transactions, broker quotes and through extrapolation and interpolation techniques. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, fundamental analysis of the economics of the transaction and proxy information from similar transactions.

Financial Liabilities Designated at Fair Value through Profit or Loss under the Fair Value Option: The fair value of financial liabilities designated at fair value through profit or loss under the fair value option incorporates all market risk factors including a measure of the Group’s credit risk relevant for that financial liability. The financial liabilities include structured note issuances, structured deposits, and other structured securities issued by consolidated vehicles, which may not be quoted in an active market. The fair value of these financial liabilities is determined by discounting the contractual cash flows using the relevant credit-adjusted yield curve. The market risk parameters are valued consistently to similar instruments held as assets, for example, any derivatives embedded within the structured notes are valued using the same methodology discussed in the “Over-The-Counter Derivative Financial Instruments” section above.

Deutsche Bank Interim Report as of September 30, 2014	Consolidated Financial Statements Information on the Consolidated Balance Sheet (unaudited) Financial Instruments carried at Fair Value	91

Where the financial liabilities designated at fair value through profit or loss under the fair value option are collateralized, such as securities loaned and securities sold under repurchase agreements, the credit enhancement is factored into the fair valuation of the liability.

Investment Contract Liabilities: Assets which are linked to the investment contract liabilities are owned by the Group. The investment contract obliges the Group to use these assets to settle these liabilities. Therefore, the fair value of investment contract liabilities is determined by the fair value of the underlying assets (i.e., amount payable on surrender of the policies).

Analysis of Financial Instruments with Fair Value Derived from Valuation Techniques Containing

Significant Unobservable Parameters (Level 3)

Some of the instruments in level 3 of the fair value hierarchy have identical or similar offsetting exposures to the unobservable input. However, according to IFRS they are required to be presented as gross assets and liabilities.

Trading Securities: Certain illiquid emerging market corporate bonds and illiquid highly structured corporate bonds are included in this level of the hierarchy. In addition, some of the holdings of notes issued by securitization entities, commercial and residential MBS, collateralized debt obligation securities and other ABS are reported here. The increase in assets during the period is mainly due to purchases and transfers from level 2 to level 3 partially off-set by sales and transfers out of level 3.

Positive and Negative Market Values from Derivative Instruments categorized in this level of the fair value hierarchy are valued based on one or more significant unobservable parameters. The unobservable parameters may include certain correlations, certain long term volatilities, certain prepayment rates, credit spreads and other transaction-specific parameters.

Level 3 derivatives include customized CDO derivatives in which the underlying reference pool of corporate assets is not closely comparable to regularly market-traded indices; certain tranched index credit derivatives; certain options where the volatility is unobservable; certain basket options in which the correlations between the referenced underlying assets are unobservable; longer-term interest rate option derivatives; multi-currency foreign exchange derivatives; and certain credit default swaps for which the credit spread is not observable. The decrease in derivative instruments is mainly due to transfers from level 3 to level 2 due to changes in the observability of input parameters used to value these instruments.

Other Trading Instruments classified in level 3 of the fair value hierarchy mainly consist of traded loans valued using valuation models based on one or more significant unobservable parameters. Level 3 loans comprise illiquid leveraged loans and illiquid residential and commercial mortgage loans.

Financial Assets/Liabilities designated at Fair Value through Profit or Loss: Certain corporate loans and structured liabilities which were designated at fair value through profit or loss under the fair value option are categorized in this level of the fair value hierarchy. The corporate loans are valued using valuation techniques which incorporate observable credit spreads, recovery rates and unobservable utilization parameters. Revolving loan facilities are reported in the level 3 of the hierarchy because the utilization in the event of the default parameter is significant and unobservable.

In addition, certain hybrid debt issuances designated at fair value through profit or loss containing embedded derivatives are valued based on significant unobservable parameters. These unobservable parameters include single stock volatility correlations. The increase in liabilities is primarily due to transfers from level 2 into level 3 due to changes in the observability of input parameters used to value these instruments.

Financial Assets Available for Sale include unlisted equity instruments where there is no close proxy and the market is very illiquid. The increase in the period is mainly due to purchases.

Deutsche Bank Interim Report as of September 30, 2014	Consolidated Financial Statements Information on the Consolidated Balance Sheet (unaudited) Financial Instruments carried at Fair Value	92

Reconciliation of financial instruments classified in Level 3

	Sep 30, 2014
in € m.	Balance, beginning of year	Changes in the group of consoli- dated com- panies	Total gains/ losses[1]	Purchases	Sales	Issuances[2]	Settle- ments[3]	Transfers into Level 3[4]	Transfers out of Level 3[4]	Balance, end of period
Financial assets held at fair value:
Trading securities	6,960	0	478	2,569	(1,522)	0	(296)	1,728	(1,556)	8,361

Positive market values from derivative financial instruments	10,556	0	(94)	0	0	0	(976)	1,088	(2,068)	8,506

Other trading assets	5,064	0	59	1,800	(1,672)	375	(376)	826	(1,149)	4,927

Financial assets designated at fair value through profit or loss	3,123	0	227	240	(5)	1,408	(1,543)	139	(130)	3,458

Financial assets available for sale	3,329	0	294[5]	960	(256)	0	(662)	367	(200)	3,831

Other financial assets at fair value[6]	1	(1)	0	0	0	0	0	0	0	0

Total financial assets held at fair value	29,032	(1)	963[7,8]	5,568	(3,456)	1,783	(3,853)	4,148	(5,103)	29,083

Financial liabilities held at fair value:
Trading securities	24	0	2	0	0	0	(10)	2	(6)	12

Negative market values from derivative financial instruments	8,321	0	(7)	0	0	0	(1,077)	1,067	(2,410)	5,893

Other trading liabilities	0	0	0	0	0	0	0	0	0	0

Financial liabilities designated at fair value through profit or loss	1,442	0	(77)	0	0	31	(16)	1,201	(149)	2,431

Other financial liabilities at fair value	(247)	0	(39)	0	0	0	(123)	24	(92)	(478)

Total financial liabilities held at fair value	9,539	0	(121)[7,8]	0	0	31	(1,226)	2,294	(2,658)	7,858

[1]

Total gains and losses predominantly relate to net gains (losses) on financial assets/liabilities at fair value through profit or loss reported in the consolidated statement of income. The balance also includes net gains (losses) on financial assets available for sale reported in the consolidated statement of income and unrealized net gains (losses) on financial assets available for sale and exchange rate changes reported in other comprehensive income, net of tax. Further, certain instruments are hedged with instruments in level 1 or level 2 but the table above does not include the gains and losses on these hedging instruments. Additionally, both observable and unobservable parameters may be used to determine the fair value of an instrument classified within level 3 of the fair value hierarchy; the gains and losses presented below are attributable to movements in both the observable and unobservable parameters.

[2]	Issuances relate to the cash amount received on the issuance of a liability and the cash amount paid on the primary issuance of a loan to a borrower.
[3]

Settlements represent cash flows to settle the asset or liability. For debt and loan instruments this includes principal on maturity, principal amortizations and principal repayments. For derivatives all cash flows are presented in settlements.

[4]

Transfers in and transfers out of level 3 are related to changes in observability of input parameters. During the period they are recorded at their fair value at the beginning of year. For instruments transferred into level 3 the table shows the gains and losses and cash flows on the instruments as if they had been transferred at the beginning of the year. Similarly for instruments transferred out of level 3 the table does not show any gains or losses or cash flows on the instruments during the period since the table is presented as if they have been transferred out at the beginning of the year.

[5]

Total gains and losses on available for sale include a gain of € 52 million recognized in other comprehensive income, net of tax, and a gain of € 23 million recognized in the income statement presented in net gains (losses) on financial assets available for sale.

[6]	Represents assets held for sale related to BHF-BANK.
[7]

This amount includes the effect of exchange rate changes. For total financial assets held at fair value this effect is a gain of € 489 million and for total financial liabilities held at fair value this is a gain of € 106 million. The effect of exchange rate changes is reported in other comprehensive income, net of tax.

[8]	For assets, positive balances represent gains, negative balances represent losses. For liabilities, positive balances represent losses, negative balances represent gains.

Deutsche Bank Interim Report as of September 30, 2014	Consolidated Financial Statements Information on the Consolidated Balance Sheet (unaudited) Financial Instruments carried at Fair Value	93

	Sep 30, 2013
in € m.	Balance, beginning of year	Changes in the group of consoli- dated com- panies	Total gains/ losses[1]	Purchases	Sales	Issuances[2]	Settle- ments[3]	Transfers into Level 3[4]	Transfers out of Level 3[4]	Balance, end of period
Financial assets held at fair value:
Trading securities	10,306	0	80	1,231	(2,562)	0	(799)	1,828	(2,419)	7,665

Positive market values from derivative financial instruments	15,210	0	(2,139)	0	0	0	(1,170)	2,273	(2,083)	12,091

Other trading assets	4,609	0	(212)	655	(1,184)	1,235	(330)	561	(408)	4,927

Financial assets designated at fair value through profit or loss	3,956	0	167	50	(13)	897	(1,772)	180	(258)	3,208

Financial assets available for sale	3,940	(80)	(50)[5]	648	(839)	0	(532)	870	(490)	3,467

Other financial assets at fair value	0	0	0	0	0	0	0	0	0	0

Total financial assets held at fair value	38,021	(80)	(2,154)[6,7]	2,584	(4,597)	2,132	(4,602)	5,712	(5,657)	31,358

Financial liabilities held at fair value:
Trading securities	318	0	8	0	0	0	(161)	4	(146)	24

Negative market values from derivative financial instruments	9,286	0	(55)	0	0	0	(944)	1,765	(1,537)	8,514

Other trading liabilities	0	0	0	0	0	0	0	11	0	11

Financial liabilities designated at fair value through profit or loss	1,417	0	(172)	0	0	278	(205)	531	(197)	1,653

Other financial liabilities at fair value	(176)	0	59	0	0	0	24	(295)	0	(388)

Total financial liabilities held at fair value	10,845	0	(160)[6,7]	0	0	278	(1,286)	2,017	(1,880)	9,813

[1]

Total gains and losses predominantly relate to net gains (losses) on financial assets/liabilities at fair value through profit or loss reported in the consolidated statement of income. The balance also includes net gains (losses) on financial assets available for sale reported in the consolidated statement of income and unrealized net gains (losses) on financial assets available for sale and exchange rate changes reported in other comprehensive income, net of tax. Further, certain instruments are hedged with instruments in level 1 or level 2 but the table above does not include the gains and losses on these hedging instruments. Additionally, both observable and unobservable parameters may be used to determine the fair value of an instrument classified within level 3 of the fair value hierarchy; the gains and losses presented above are attributable to movements in both the observable and unobservable parameters.

[2]	Issuances relate to the cash amount received on the issuance of a liability and the cash amount paid on the primary issuance of a loan to a borrower.
[3]

Settlements represent cash flows to settle the asset or liability. For debt and loan instruments this includes principal on maturity, principal amortizations and principal repayments. For derivatives all cash flows are presented in settlements.

[4]

Transfers in and transfers out of level 3 during the period are recorded at their fair value at the beginning of year in the table above. For instruments transferred into level 3 the table shows the gains and losses and cash flows on the instruments as if they had been transferred at the beginning of the year. Similarly for instruments transferred out of level 3 the table does not show any gains or losses or cash flows on the instruments during the period since the table is presented as if they have been transferred out at the beginning of the year.

[5]

Total gains and losses on financial assets available for sale include a loss of € 3 million recognized in other comprehensive income, net of tax, and a gain of € 21 million recognized in the income statement presented in net gains (losses) on financial assets available for sale.

[6]

This amount includes the effect of exchange rate changes. For total financial assets held at fair value this effect is a negative € 335 million and for total financial liabilities held at fair value this is a positive € 39 million. This predominantly relates to derivatives. The effect of exchange rate changes is reported in other comprehensive income, net of tax.

[7]	For assets, positive balances represent gains, negative balances represent losses. For liabilities, positive balances represent losses, negative balances represent gains.

Deutsche Bank Interim Report as of September 30, 2014	Consolidated Financial Statements Information on the Consolidated Balance Sheet (unaudited) Financial Instruments carried at Fair Value	94

Sensitivity Analysis of Unobservable Parameters

Where the value of financial instruments is dependent on unobservable parameter inputs, the precise level for these parameters at the balance sheet date might be drawn from a range of reasonably possible alternatives. In preparing the financial statements, appropriate levels for these unobservable input parameters are chosen so that they are consistent with prevailing market evidence and in line with the Group’s approach to valuation control detailed above. Were the Group to have marked the financial instruments concerned using parameter values drawn from the extremes of the ranges of reasonably possible alternatives then as of September 30, 2014 it could have increased fair value by as much as € 3.2 billion or decreased fair value by as much as € 2.9 billion. As of December 31, 2013 it could have increased fair value by as much as € 3.0 billion or decreased fair value by as much as € 2.6 billion. In estimating these impacts, the Group either re-valued certain financial instruments using reasonably possible alternative parameter values, or used an approach based on its valuation adjustment methodology for bid/offer spread valuation adjustments. Bid/offer spread valuation adjustments reflect the amount that must be paid in order to close out a holding in an instrument or component risk and as such they reflect factors such as market illiquidity and uncertainty.

This disclosure is intended to illustrate the potential impact of the relative uncertainty in the fair value of financial instruments for which valuation is dependent on unobservable input parameters. However, it is unlikely in practice that all unobservable parameters would be simultaneously at the extremes of their ranges of reasonably possible alternatives. Hence, the estimates disclosed above are likely to be greater than the true uncertainty in fair value at the balance sheet date. Furthermore, the disclosure is not predictive or indicative of future movements in fair value.

For many of the financial instruments considered here, in particular derivatives, unobservable input parameters represent only a subset of the parameters required to price the financial instrument, the remainder being observable. Hence for these instruments the overall impact of moving the unobservable input parameters to the extremes of their ranges might be relatively small compared with the total fair value of the financial instrument. For other instruments, fair value is determined based on the price of the entire instrument, for example, by adjusting the fair value of a reasonable proxy instrument. In addition, all financial instruments are already carried at fair values which are inclusive of valuation adjustments for the cost to close out that instrument and hence already factor in uncertainty as it reflects itself in market pricing. Any negative impact of uncertainty calculated within this disclosure, then, will be over and above that already included in the fair value contained in the financial statements.

Breakdown of the sensitivity analysis by type of instrument1

	Sep 30, 2014		Dec 31, 2013
in € m.	Positive fair value movement from using reasonable possible alternatives	Negative fair value movement from using reasonable possible alternatives	Positive fair value movement from using reasonable possible alternatives	Negative fair value movement from using reasonable possible alternatives
Securities:
Debt securities	765	686	643	542
Commercial mortgage-backed securities	63	54	39	32
Mortgage and other asset-backed securities	225	221	233	229
Sovereign and quasi sovereign debt obligations	62	47	6	6
Corporate debt securities and other debt obligations	414	364	365	275
Equity securities	46	124	32	97

Derivatives:
Credit	445	488	524	509
Equity	174	130	281	171
Interest related	692	335	405	255
Foreign exchange	5	4	24	6
Other	113	94	83	61

Loans:
Loans	892	819	701	619
Loan commitments	5	5	17	17

Other	112	176	255	277

Total	3,250	2,861	2,966	2,554

[1]	Where the exposure to an unobservable parameter is offset across different instruments then only the net impact is disclosed in the table.

Deutsche Bank Interim Report as of September 30, 2014	Consolidated Financial Statements Information on the Consolidated Balance Sheet (unaudited) Financial Instruments carried at Fair Value	95

Quantitative Information about the Sensitivity of Significant Unobservable Inputs

The behavior of the unobservable parameters on Level 3 fair value measurement is not necessarily independent, and dynamic relationships often exist between both other unobservable parameters, and observable parameters. Such relationships, where material to the fair value of a given instrument, are explicitly captured via correlation parameters, or are otherwise controlled via pricing models or valuation techniques. Frequently, where a valuation technique utilises more than one input, the choice of a certain input will bound the range of possible values for other inputs. In addition, broader market factors (such as interest rates, equity, credit or commodity indices or foreign exchange rates) can also have effects.

The range of values shown below represents the highest and lowest inputs used to value the significant exposures within Level 3. The diversity of financial instruments that make up the disclosure is significant and therefore the ranges of certain parameters can be large. For example, the range of credit spreads on mortgage backed securities represents performing, more liquid positions with lower spreads than the less liquid, non-performing positions which will have higher credit spreads. As Level 3 contains the less liquid fair value instruments, the wide ranges of parameters seen is to be expected, as there is a high degree of pricing differentiation within each exposure type to capture the relevant market dynamics. There follows a brief description of each of the principle parameter types, along with a commentary on significant interrelationships between them.

Credit Parameters are used to assess the credit worthiness of an exposure, by enabling the probability of default and resulting losses of a default to be represented. The credit spread is the primary reflection of credit worthiness, and represents the premium or yield return above the benchmark reference instrument (typically LIBOR, or relevant Treasury Instrument, depending upon the asset being assessed), that a bond holder would require in order to allow for the credit quality difference between that entity and the reference benchmark. Higher credit spreads will indicate lower credit quality, and lead to a lower value for a given bond, or other loan-asset that is to be repaid to the Bank by the borrower. Recovery Rates represent an estimate of the amount a lender would receive in the case of a default of a loan, or a bond holder would receive in the case of default of the bond. Higher recovery rates will give a higher valuation for a given bond position, if other parameters are held constant. Constant Default Rate (CDR) and Constant Prepayment Rate (CPR) allow more complex loan and debt assets to be assessed, as these parameters estimate the ongoing defaults arising on scheduled repayments and coupons, or whether the borrower is making additional (usually voluntary) prepayments. These parameters are particularly relevant when forming a fair value opinion for mortgage or other types of lending, where repayments are delivered by the borrower through time, or where the borrower may pre-pay the loan (seen for example in some residential mortgages). Higher CDR will lead to lower valuation of a given loan or mortgage as the lender will ultimately receive less cash.

Interest rates, credit spreads, inflation rates, foreign exchange rates and equity prices are referenced in some option instruments, or other complex derivatives, where the payoff a holder of the derivative will receive is dependent upon the behavior of these underlying references through time. Volatility parameters describe key attributes of option behavior by enabling the variability of returns of the underlying instrument to be assessed. This volatility is a measure of probability, with higher volatilities denoting higher probabilities of a particular outcome occurring. The underlying references (interest rates, credit spreads etc.) have an effect on the valuation of options, by describing the size of the return that can be expected from the option. Therefore the value of a given option is dependent upon the value of the underlying instrument, and the volatility of that instrument, representing the size of the payoff, and the probability of that payoff occurring. Where volatilities are high, the option holder will see a higher option value as there is greater probability of positive returns. A higher option value will also occur where the payoff described by the option is significant.

Correlations are used to describe influential relationships between underlying references where a derivative or other instrument has more than one underlying reference. Behind some of these relationships, for example commodity correlation and interest rate-foreign exchange correlations, typically lie macroeconomic factors such as the impact of global demand on groups of commodities, or the pricing parity effect of interest rates on foreign exchange rates. More specific relationships can exist between credit references or equity stocks in the case of credit derivatives and equity basket derivatives, for example. Credit correlations are used to estimate

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	Financial Instruments carried at Fair Value

the relationship between the credit performance of a range of credit names, and stock correlations are used to estimate the relationship between the returns of a range of equities. A derivative with a correlation exposure will be either long- or short-correlation. A high correlation suggests a strong relationship between the underlying references is in force, and this will lead to an increase in value of a long-correlation derivative. Negative correlations suggest that the relationship between underlying references is opposing, i.e., an increase in price of one underlying reference will lead to a reduction in the price of the other.

An EBITDA (“earnings before interest, tax, depreciation and amortization”) multiple approach can be used in the valuation of less liquid securities. Under this approach the enterprise value (“EV”) of an entity can be estimated via identifying the ratio of the EV to EBITDA of a comparable observable entity and applying this ratio to the EBITDA of the entity for which a valuation is being estimated. Under this approach a liquidity adjustment is often applied due to the difference in liquidity between the generally listed comparable used and the company under valuation. A higher EV/EBITDA multiple will result in a higher fair value.

Financial instruments classified in Level 3 and quantitative information about unobservable inputs

	Sep 30, 2014
	Fair value
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s)[1]	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value – held for trading, designated at fair value and available-for-sale:
Mortgage- and other asset-backed securities
Commercial mortgage-backed securities	420	0	Price based	Price	0%	112%
			Discounted cash flow	Credit spread (bps)	229	2,300
				Constant default rate
Mortgage- and other asset-backed securities	2,290	0	Price based	Price	0%	104%
			Discounted cash flow	Credit spread (bps)	37	2,000
				Recovery rate	0%	95%
				Constant default rate	0%	22%
				Constant prepayment rate	0%	26%

Total mortgage- and other asset-backed securities	2,711	0

Debt securities and other debt obligations	5,615	1,267	Price based	Price	0%	247%
Held for trading	5,129	9	Discounted cash flow	Credit spread (bps)	38	5,000
Sovereign and quasi sovereign obligations	756
Corporate debt securities and other debt obligations	4,373
Available-for-sale	486
Designated at fair value		1,258

Equity securities	1,398	3	Market approach	Price per net asset value	63%	100%
Held for trading	522	3		Enterprise value/EBITDA (multiple)	1	14
Designated at fair value	31	0
Available-for-sale	845		Discounted cash flow	Weighted average cost capital	6%	13%

Loans	10,265	0	Price based	Price	0%	137%
Held for trading	4,854	0	Discounted cash flow	Credit spread (bps)	59	3,540
Designated at fair value	3,048			Constant default rate	5%	20%
Available-for-sale	2,362			Recovery rate	15%	60%

Loan commitments	0	107	Discounted cash flow	Credit spread (bps)	1	661
				Recovery rate	35%	100%
			Loan pricing model	Utilization	0%	100%

Other financial instruments	590[2]	1,066[3]	Discounted cash flow	IRR	2%	40%

Total financial instruments held at fair value	20,577	2,443

[1]	Valuation technique(s) and subsequently the significant unobservable input(s) relate to the respective total position.
[2]	Other financial assets include € 73 million of other trading assets, € 379 million of other financial assets designated at fair value and € 137 million other financial assets available for sale.
[3]	Other financial liabilities include € 928 million of securities sold under repurchase agreements designated at fair value and € 137 million of other financial liabilities designated at fair value.

Deutsche Bank	Consolidated Financial Statements	97
Interim Report as of September 30, 2014	Information on the Consolidated Balance Sheet (unaudited)
	Financial Instruments carried at Fair Value

	Dec 31, 2013
	Fair value
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s)[1]	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value – held for trading, designated at fair value and available-for-sale:
Mortgage- and other asset-backed securities
Commercial mortgage-backed securities	361	0	Price based	Price	0%	103%
			Discounted cash flow	Credit spread (bps)	100	2,470
				Constant default rate	1%	3%
Mortgage- and other asset-backed securities	2,274	0	Price based	Price	0%	134%
			Discounted cash flow	Credit spread (bps)	70	3,180
				Recovery rate	0%	70%
				Constant default rate	0%	25%
				Constant prepayment rate	0%	30%

Total mortgage- and other asset-backed securities	2,635	0

Debt securities and other debt obligations	4,016	1,205	Price based	Price	0%	156%
Held for trading	3,898	16	Discounted cash flow	Credit spread (bps)	438	5,000
Sovereign and quasi sovereign obligations	597
Corporate debt securities and other debt obligations	3,300
Available-for-sale	118
Designated at fair value		1,189

Equity securities	1,074	8	Market approach	Price per net asset value	62%	100%
Held for trading	428	8		Enterprise value/EBITDA (multiple)	1	14
Designated at fair value	0	0
Available-for-sale	646		Discounted cash flow	Weighted average cost capital	7%	12%

Loans	8,878	0	Price based	Price	0%	122%
Held for trading	4,280	0	Discounted cash flow	Credit spread (bps)	59	3,500
Designated at fair value	2,621			Constant default rate	5%	22%
Available-for-sale	1,976			Recovery rate	15%	60%

Loan commitments	0	186	Discounted cash flow	Credit spread (bps)	5	1,000
				Recovery rate	35%	80%
			Loan pricing model	Utilization	0%	100%

Other financial instruments	1,875[2]	67[3]	Discounted cash flow	IRR	2%	46%

Total financial instruments held at fair value	18,477	1,466

[1]	Valuation technique(s) and subsequently the significant unobservable input(s) relate to the respective total position.
[2]

Other financial assets include € 784 million of other trading assets, € 502 million of other financial assets designated at fair value, € 588 million other financial assets available for sale and € 1 million of assets held for sale related to BHF-BANK.

[3]	Other financial liabilities include € 67 million of other financial liabilities designated at fair value.

Deutsche Bank	Consolidated Financial Statements	98
Interim Report as of September 30, 2014	Information on the Consolidated Balance Sheet (unaudited)
	Financial Instruments carried at Fair Value

	Sep 30, 2014
	Fair value
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s)	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value:
Market values from derivative financial instruments:
Interest rate derivatives	2,420	1,560	Discounted cash flow	Swap rate (bps)	1	1,334
				Inflation swap rate	0%	8%
			Option pricing model	Inflation volatility	0%	8%
				Interest rate volatility	10%	88%
				IR - IR correlation	(8) %	100%
				Hybrid correlation	(70) %	95%
Credit derivatives	3,518	1,925	Discounted cash flow	Credit spread (bps)	1	3,500
				Recovery rate	0%	100%
			Correlation pricing model	Credit correlation	13%	93%
Equity derivatives	965	1,244	Option pricing model	Stock volatility	7%	95%
				Index volatility	7%	96%
				Index - index correlation	33%	98%
				Stock - stock correlation	9%	95%
FX derivatives	293	425	Option pricing model	Volatility	1%	25%
Other derivatives	1,309	261[1]	Discounted cash flow	Credit spread (bps)	29	1,500
			Option pricing model	Index volatility	2%	24%
				Commodity correlation	(30) %	100%
				Commodity forward (€/Ton)	62	74

Total market values from derivative financial instruments	8,506	5,415

[1]	Includes derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated.

	Dec 31, 2013
	Fair value
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s)	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value:
Market values from derivative financial instruments:
Interest rate derivatives	2,551	2,156	Discounted cash flow	Swap rate (bps)	2	1,336
				Inflation swap rate	0%	8%
			Option pricing model	Inflation volatility	0%	3%
				Interest rate volatility	10%	95%
				IR - IR correlation	(2) %	91%
				Hybrid correlation	(70) %	95%
Credit derivatives	4,377	2,334	Discounted cash flow	Credit spread (bps)	2	4,093
				Recovery rate	0%	75%
			Correlation pricing model	Credit correlation	13%	88%
Equity derivatives	1,419	1,987	Option pricing model	Stock volatility	10%	100%
				Index volatility	11%	98%
				Index - index correlation	62%	98%
				Stock - stock correlation	10%	97%
FX derivatives	529	455	Option pricing model	Volatility	0%	30%
Other derivatives	1,680	1,142[1]	Discounted cash flow	Credit spread (bps)	320	1,500
			Option pricing model	Index volatility	4%	23%
				Commodity correlation	(30) %	100%
				Commodity forward (€/Ton)	97	106

Total market values from derivative financial instruments	10,556	8,074

[1]	Includes derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated.

Deutsche Bank	Consolidated Financial Statements	99
Interim Report as of September 30, 2014	Information on the Consolidated Balance Sheet (unaudited)
	Financial Instruments carried at Fair Value

Unrealized Gains or Losses on Level 3 Instruments held or in Issue at the Reporting Date

The unrealized gains or losses are not due solely to unobservable parameters. Many of the parameter inputs to the valuation of instruments in this level of the hierarchy are observable and the gain or loss is partly due to movements in these observable parameters over the period. Many of the positions in this level of the hierarchy are economically hedged by instruments which are categorized in other levels of the fair value hierarchy. The offsetting gains and losses that have been recorded on all such hedges are not included in the table below, which only shows the gains and losses related to the level 3 classified instruments themselves held at the reporting date in accordance with IFRS 13. The unrealized gains and losses on level 3 instruments are included in both net interest income and net gains on financial assets/liabilities at fair value through profit or loss in the consolidated income statement.

	Three months ended
in € m.	Sep 30, 2014	Sep 30, 2013
Financial assets held at fair value:
Trading securities	448	79
Positive market values from derivative financial instruments	121	(1,387)
Other trading assets	(11)	34
Financial assets designated at fair value through profit or loss	142	208
Financial assets available for sale	73	(24)
Other financial assets at fair value	0	0

Total financial assets held at fair value	772	(1,089)

Financial liabilities held at fair value:
Trading securities	0	3
Negative market values from derivative financial instruments	102	(457)
Other trading liabilities	0	0
Financial liabilities designated at fair value through profit or loss	(32)	(27)
Other financial liabilities at fair value	17	(62)

Total financial liabilities held at fair value	88	(543)

Total	860	(1,632)

Recognition of Trade Date Profit

If there are significant unobservable inputs used in a valuation technique, the financial instrument is recognized at the transaction price and any trade date profit is deferred. The table below presents the year-to-date movement of the trade date profits deferred due to significant unobservable parameters for financial instruments classified at fair value through profit or loss. The balance is predominantly related to derivative instruments.

in € m.	Sep 30, 2014	Sep 30, 2013
Balance, beginning of year	796	699

New trades during the period	601	340

Amortization	(204)	(231)

Matured trades	(106)	(93)

Subsequent move to observability	(52)	(40)

Exchange rate changes	8	(17)

Balance, end of period	1,043	658

Deutsche Bank	Consolidated Financial Statements	100
Interim Report as of September 30, 2014	Information on the Consolidated Balance Sheet (unaudited)
	Offsetting Financial Assets and Financial Liabilities

Fair Value of Financial Instruments not carried at Fair Value

This section should be read in conjunction with Note 15 “Fair Value of Financial Instruments not carried at Fair Value” of the Group’s Financial Report 2013.

The valuation techniques used to establish fair value for the Group’s financial instruments which are not carried at fair value in the balance sheet are consistent with those outlined in Note 14 “Financial Instruments carried at Fair Value” of the Group’s Financial Report 2013. As described in section “Amendments to IAS 39 and IFRS 7, ‘Reclassification of Financial Assets’”, the Group reclassified certain eligible assets from the trading and available for sale classifications to loans. The Group continues to apply the relevant valuation techniques set out in Note 14 “Financial Instruments carried at Fair Value” of the Group’s Financial Report 2013 to the reclassified assets.

Other financial instruments not carried at fair value are not managed on a fair value basis, for example, retail loans and deposits and credit facilities extended to corporate clients. For these instruments fair values are calculated for disclosure purposes only and do not impact the balance sheet or income statement. Additionally, since the instruments generally do not trade there is significant management judgment required to determine these fair values.

Estimated fair value of financial instruments not carried at fair value on the balance sheet1

	Sep 30, 2014		Dec 31, 2013
in € m.	Carrying value	Fair value	Carrying value	Fair value
Financial assets:
Cash and due from banks	20,866	20,866	17,155	17,155
Interest-earning deposits with banks	79,201	79,203	77,984	77,985
Central bank funds sold and securities purchased under resale agreements	25,910	25,910	27,363	27,363
Securities borrowed	28,092	28,092	20,870	20,870
Loans	395,842	400,026	376,582	378,085
Other financial assets	157,011	156,994	92,507	92,532

Financial liabilities:
Deposits	543,153	542,846	527,750	527,609
Central bank funds purchased and securities sold under repurchase agreements	9,924	9,925	13,381	13,385
Securities loaned	2,685	2,685	2,304	2,304
Other short-term borrowings	50,471	50,469	59,767	59,763
Other financial liabilities	189,505	189,505	142,649	142,666
Long-term debt	146,166	147,422	133,082	134,359
Trust preferred securities	10,559	11,976	11,926	12,915

[1]

Amounts generally presented on a gross basis, in line with the Group’s accounting policy regarding offsetting of financial instruments as described in Note 1 “Significant Accounting Policies and Critical Accounting Estimates” of the Group’s Financial Report 2013.

Offsetting Financial Assets and Financial Liabilities

The Group is eligible to present certain financial assets and financial liabilities on a net basis on the balance sheet pursuant to criteria described in Note 1 “Significant Accounting Policies and Critical Accounting Estimates: Offsetting Financial Instruments” of the Group’s Financial Report 2013.

The following tables provide information on the impact of offsetting on the consolidated balance sheet, as well as the financial impact of netting for instruments subject to an enforceable master netting arrangement or similar agreement as well as available cash and financial instrument collateral.

Deutsche Bank	Consolidated Financial Statements	101
Interim Report as of September 30, 2014	Information on the Consolidated Balance Sheet (unaudited)
	Offsetting Financial Assets and Financial Liabilities

Assets

	Sep 30, 2014
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial assets	Gross amounts set off on the balance sheet	Net amounts of financial assets pre- sented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral[1]	Net amount
Central bank funds sold and securities purchased under resale agreements (enforceable)	25,318	(2,750)	22,568	0	0	(22,347)	221
Central bank funds sold and securities purchased under resale agreements (non-enforceable)	3,342	0	3,342	0	0	(3,342)	0

Securities borrowed (enforceable)	13,338	0	13,338	0	0	(12,688)	649
Securities borrowed (non-enforceable)	14,754	0	14,754	0	0	(13,701)	1,053

Financial assets at fair value through profit or loss
Trading assets	196,933	(573)	196,360	0	(13)	(655)	195,692
Positive market values from derivative financial instruments (enforceable)	732,327	(199,662)	532,665	(461,891)	(48,094)	(10,957)	11,723
Positive market values from derivative financial instruments (non-enforceable)	23,102	0	23,102	0	0	0	23,102
Financial assets designated at fair value through profit or loss (enforceable)	141,101	(59,033)	82,067	(7,491)	(1,892)	(58,508)	14,176
Financial assets designated at fair value through profit or loss (non-enforceable)	60,846	0	60,846	0	0	(10,436)	50,410

Total financial assets at fair value through profit or loss	1,154,308	(259,268)	895,041	(469,382)	(49,999)	(80,557)	295,103

Loans	395,950	(108)	395,842	0	(14,886)	(45,940)	335,016

Other assets	201,854	(26,841)	175,013	(60,794)	(64)	(13)	114,142
Thereof: Positive market values from derivatives qualifying for hedge accounting (enforceable)	10,508	(6,550)	3,958	(3,461)	0	0	497

Remaining assets not subject to netting	189,291	0	189,291	0	(1,027)	(550)	187,714

Total assets	1,998,156	(288,967)	1,709,189	(530,176)	(65,977)	(179,139)	933,897

[1]	Excludes real estate and other non-financial instrument collateral.

Liabilities

	Sep 30, 2014
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial liabilities	Gross amounts set off on the balance sheet	Net amounts of financial liabilities pre- sented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral	Net amount
Deposit	543,195	(42)	543,153	0	0	0	543,153

Central bank funds purchased and securities sold under repurchase agreements (enforceable)	10,728	(3,027)	7,701	0	0	(6,591)	1,110
Central bank funds purchased and securities sold under repurchase agreements (non-enforceable)	2,223	0	2,223	0	0	(2,223)	0

Securities loaned (enforceable)	2,226	0	2,226	0	0	(2,202)	24
Securities loaned (non-enforceable)	458	0	458	0	0	(406)	53

Financial liabilities at fair value through profit or loss
Trading liabilities	49,334	(1,232)	48,102	0	0	0	48,102
Negative market values from derivative financial instruments (enforceable)	715,625	(199,939)	515,686	(461,836)	(49,145)	(4,705)	0
Negative market values from derivative financial instruments (non-enforceable)	23,776	0	23,776	0	0	0	23,776
Financial liabilities designated at fair value through profit or loss (enforceable)	104,486	(57,704)	46,782	(7,491)	0	(24,165)	15,126
Financial liabilities designated at fair value through profit or loss (non-enforceable)	20,538	0	20,538	0	0	(20,538)	0

Total financial liabilities at fair value through profit or loss	913,758	(258,875)	654,883	(469,326)	(49,145)	(49,408)	87,004

Other liabilities	238,924	(27,023)	211,901	(55,125)	0	0	156,776
Thereof: Negative market values from derivatives qualifying for hedge accounting (enforceable)	10,066	(6,550)	3,516	(3,516)	0	0	0

Remaining liabilities not subject to netting	216,537	0	216,537	0	0	0	216,537

Total liabilities	1,928,050	(288,967)	1,639,083	(524,452)	(49,145)	(60,829)	1,004,656

Deutsche Bank	Consolidated Financial Statements	102
Interim Report as of September 30, 2014	Information on the Consolidated Balance Sheet (unaudited)
	Offsetting Financial Assets and Financial Liabilities

Assets

	Dec 31, 2013
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial assets	Gross amounts set off on the balance sheet	Net amounts of financial assets pre- sented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral[1]	Net amount
Central bank funds sold and securities purchased under resale agreements (enforceable)	26,675	(2,390)	24,285	0	0	(24,271)	15
Central bank funds sold and securities purchased under resale agreements (non-enforceable)	3,077	0	3,077	0	0	(830)	2,248

Securities borrowed (enforceable)	11,438	0	11,438	0	0	(11,051)	386
Securities borrowed (non-enforceable)	9,432	0	9,432	0	0	(9,004)	428

Financial assets at fair value through profit or loss
Trading assets	211,260	(1,190)	210,070	0	(311)	(2,881)	206,878
Positive market values from derivative financial instruments (enforceable)	738,425	(270,584)	467,841	(406,616)	(47,470)	(10,297)	3,458
Positive market values from derivative financial instruments (non-enforceable)	36,749	0	36,749	0	0	0	36,749
Financial assets designated at fair value through profit or loss (enforceable)	133,122	(19,575)	113,547	(17,121)	0	(84,266)	12,160
Financial assets designated at fair value through profit or loss (non-enforceable)	71,050	0	71,050	0	0	(50,263)	20,787

Total financial assets at fair value through profit or loss	1,190,605	(291,348)	899,257	(423,737)	(47,781)	(147,706)	280,032

Loans	376,638	(56)	376,582	0	(11,042)	(46,899)	318,640

Other assets	128,724	(16,185)	112,539	(43,574)	(278)	(385)	68,302
Thereof: Positive market values from derivatives qualifying for hedge accounting (enforceable)	9,375	(5,412)	3,963	(3,518)	0	0	445

Remaining assets not subject to netting	174,790	0	174,790	0	0	(755)	174,035

Total assets	1,921,380	(309,979)	1,611,400	(467,311)	(59,102)	(240,901)	844,087

[1]	Excludes real estate and other non-financial instrument collateral. Amounts have been adjusted accordingly.

Liabilities

	Dec 31, 2013
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial liabilities	Gross amounts set off on the balance sheet	Net amounts of financial liabilities pre- sented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral	Net amount
Deposit	527,750	0	527,750	0	0	0	527,750

Central bank funds purchased and securities sold under repurchase agreements (enforceable)	7,098	(2,390)	4,708	0	0	(4,675)	33
Central bank funds purchased and securities sold under repurchase agreements (non-enforceable)	8,673	0	8,673	0	0	(7,080)	1,594

Securities loaned (enforceable)	2,304	0	2,304	0	0	(2,112)	192
Securities loaned (non-enforceable)	0	0	0	0	0	0	0

Financial liabilities at fair value through profit or loss
Trading liabilities	57,702	(1,898)	55,804	0	0	0	55,804
Negative market values from derivative financial instruments (enforceable)	721,233	(268,819)	452,414	(411,547)	(40,055)	(812)	0
Negative market values from derivative financial instruments (non-enforceable)	31,015	0	31,015	0	0	(7,639)	23,376
Financial liabilities designated at fair value through profit or loss (enforceable)	88,021	(18,262)	69,759	(17,121)	(588)	(49,055)	2,995
Financial liabilities designated at fair value through profit or loss (non-enforceable)	28,413	0	28,413	0	0	(3,890)	24,523

Total financial liabilities at fair value through profit or loss	926,384	(288,980)	637,404	(428,668)	(40,644)	(61,395)	106,698

Other liabilities	182,204	(18,610)	163,595	(46,058)	0	0	117,537
Thereof: Negative market values from derivatives qualifying for hedge accounting (enforceable)	6,028	(5,412)	616	(616)	0	0	0

Remaining liabilities not subject to netting	212,000	0	212,000	0	0	0	212,000

Total liabilities	1,866,414	(309,979)	1,556,434	(474,725)	(40,644)	(75,262)	965,803

Deutsche Bank	Consolidated Financial Statements Information on the Consolidated Balance Sheet (unaudited) Allowance for Credit Losses	103
Interim Report as of September 30, 2014

The column “Gross amounts set off on the balance sheet” discloses the amounts offset in accordance with all the criteria described in Note 1 “Significant Accounting Policies and Critical Accounting Estimates: Offsetting Financial Instruments” of the Group’s Financial Report 2013.

The column “Impact of Master Netting Agreements” discloses the amounts that are subject to master netting agreements but were not offset because they did not meet the net settlement/simultaneous settlement criteria; or because the rights of off-setting are conditional upon the default of the counterparty only. The amounts presented for other assets and other liabilities include cash margin receivables and payables respectively.

The columns “Cash collateral” and “Financial instrument collateral” disclose the cash and financial instrument collateral amounts received or pledged in relation to the total amounts of assets and liabilities, including those that were not offset.

Non-enforceable master netting agreements refer to contracts executed in jurisdictions where the rights of set off may not be upheld under the local bankruptcy laws.

The cash collateral received against the positive market values of derivatives and the cash collateral pledged towards the negative mark-to-market values of derivatives are booked within the “Other liabilities” and “Other assets” balances respectively.

The Cash and Financial instrument collateral amounts disclosed reflect their fair values. The rights of set off relating to the cash and financial instrument collateral are conditional upon the default of the counterparty.

Allowance for Credit Losses

	Nine months ended Sep 30, 2014
	Allowance for Loan Losses			Allowance for Off-Balance Sheet Positions
in € m. (unless stated otherwise)	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal	Total
Balance, beginning of year	2,857	2,732	5,589	102	114	216	5,805

Provision for credit losses	300	441	742	10	13	23	765
Thereof: (Gains)/Losses from disposal of impaired loans	(39)	(16)	(56)	0	0	0	(56)

Net charge-offs:	(760)	(427)	(1,187)	0	0	0	(1,187)
Charge-offs	(789)	(508)	(1,296)	0	0	0	(1,296)
Recoveries	29	80	109	0	0	0	109

Changes in the group of consolidated companies	0	0	0	0	0	0	0

Exchange rate changes/other	9	0	8	(1)	7	7	15

Balance, end of period	2,406	2,745	5,152	112	134	246	5,398

Changes compared to prior year

Provision for credit losses
In € m.	(556)	(10)	(566)	0	(8)	(9)	(575)
In %	(65)	(2)	(43)	(2)	(40)	(27)	(43)

Net charge-offs
In € m.	(300)	(244)	(543)	0	0	0	(543)
In %	65	133	84	0	0	0	84

Deutsche Bank	Consolidated Financial Statements Information on the Consolidated Balance Sheet (unaudited) Other Assets and Other Liabilities	104
Interim Report as of September 30, 2014

	Nine months ended Sep 30, 2013
	Allowance for Loan Losses			Allowance for Off-Balance Sheet Positions
in € m. (unless stated otherwise)	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal	Total
Balance, beginning of year	2,266	2,426	4,692	118	97	215	4,907

Provision for credit losses	856	452	1,308	11	21	32	1,340
Thereof: (Gains)/Losses from disposal of impaired loans	4	(43)	(39)	0	0	0	(39)

Net charge-offs:	(460)	(183)	(644)	0	0	0	(644)
Charge-offs	(482)	(294)	(776)	0	0	0	(776)
Recoveries	22	110	132	0	0	0	132

Changes in the group of consolidated companies	0	0	0	0	0	0	0

Exchange rate changes/other	(70)	(25)	(95)	(2)	(2)	(4)	(100)

Balance, end of period	2,592	2,669	5,261	126	116	242	5,503

Changes compared to prior year

Provision for credit losses
In € m.	16	(5)	12	24	16	40	52
In %	2	(1)	1	(177)	302	(476)	4

Net charge-offs
In € m.	145	30	175	0	0	0	175
In %	(24)	(14)	(21)	0	0	0	(21)

Other Assets and Other Liabilities

Other Assets

in € m.	Sep 30, 2014	Dec 31, 2013
Brokerage and securities related receivables
Cash/margin receivables	56,767	40,938
Receivables from prime brokerage	11,499	9,140
Pending securities transactions past settlement date	8,583	2,697
Receivables from unsettled regular way trades	73,572	30,410

Total brokerage and securities related receivables	150,422	83,185

Accrued interest receivable	2,743	3,236

Assets held for sale	1,780	6,670

Other	20,068	19,448

Total other assets	175,013	112,539

Other Liabilities

in € m.	Sep 30, 2014	Dec 31, 2013
Brokerage and securities related payables
Cash/margin payables	57,363	53,435
Payables from prime brokerage	32,863	30,266
Pending securities transactions past settlement date	7,447	2,289
Payables from unsettled regular way trades	72,723	33,001

Total brokerage and securities related payables	170,396	118,992

Accrued interest payable	2,784	3,673

Liabilities held for sale	97	6,264

Other	38,624	34,666

Total other liabilities	211,901	163,595

Deutsche Bank	Consolidated Financial Statements Information on the Consolidated Balance Sheet (unaudited) Additional Equity Components	105
Interim Report as of September 30, 2014

Long-Term Debt

in € m.	Sep 30, 2014	Dec 31, 2013
Senior debt:

Bonds and notes
Fixed rate	83,570	76,953
Floating rate	35,168	26,503

Subordinated debt:

Bonds and notes
Fixed rate	2,843	3,022
Floating rate	2,314	4,557

Other	22,271	22,047

Total long-term debt	146,166	133,082

Shares Issued and Outstanding

On June 5, 2014, Deutsche Bank AG issued 59.9 million new common shares at € 29.20 per share, resulting in total proceeds of € 1.7 billion. The shares were issued with full dividend rights for the year 2014 from authorized capital and without pre-emptive rights. The shares were placed with Paramount Services Holdings Ltd.

On June 25, 2014, Deutsche Bank AG completed a capital increase from authorized capital against cash contributions through a public offering with subscription rights. In total, 299.8 million new common shares were issued, resulting in total proceeds of € 6.8 billion. The shares were issued with full dividend rights for the year 2014. 99.1 % of the subscription rights were exercised and thus 297.1 million new shares were issued at the subscription price of € 22.50 per share. The remaining 2.8 million new shares were sold in the market at an average price of € 26.58 per share.

The transaction costs related to these capital increases that were directly recorded in equity amounted to € 0.1 billion after tax.

in million	Sep 30, 2014	Dec 31, 2013
Shares issued	1,379.3	1,019.5

Shares in treasury	0.5	0.2

Thereof:

Buyback	0.1	0.0

Other	0.4	0.2

Shares outstanding	1,378.8	1,019.3

Additional Equity Components

On May 20, 2014, Deutsche Bank AG placed Additional Tier 1 Notes (the “AT1 Notes” or “Notes”), amounting to € 3.5 billion. Warrants to subscribe a total of 30,250 shares, which had originally been attached to the Notes, were already detached by an initial subscriber.

The AT1 Notes constitute unsecured and subordinated notes of Deutsche Bank. The Notes bear interest on their nominal amount from the issue date to the first call date at a fixed annual rate. Thereafter the interest rate will be reset at five year intervals. Payments of interest are subject to cancellation, in whole or in part, and, if cancelled, are non-cumulative, and interest payments in the following years will not increase to compensate for any shortfall in interest payments in any previous year. The Notes do not have a maturity date. They are redeemable by Deutsche Bank at its discretion on the respective first call date and at five year intervals thereafter or in other limited circumstances. In each case, the Notes are subject to limitations and conditions as described in the terms and conditions for example, the Notes can be redeemed by Deutsche Bank at its discretion, in whole but not in part, for certain regulatory or taxation reasons. Any redemption is subject to the prior

Deutsche Bank	Consolidated Financial Statements	106
Interim Report as of September 30, 2014	Other Financial Information (unaudited)
	Other Contingencies

consent of the competent supervisory authority. The redemption amount and the nominal amount of the Notes may be written down upon the occurrence of a trigger event. A trigger event occurs if the Common Equity Tier 1 capital ratio, determined on a consolidated basis falls below 5.125%. The Notes may also be written up, following a trigger event, subject to meeting certain conditions.

Other Financial Information (unaudited)

Credit related Commitments and Contingent Liabilities

In the normal course of business the Group enters regularly into irrevocable lending commitments as well as lending-related contingent liabilities consisting of financial and performance guarantees, standby letters of credit and indemnity agreements on behalf of its customers. Under these contracts the Group is required to perform under an obligation agreement or to make payments to the beneficiary based on a third party’s failure to meet its obligations. For these instruments it is not known to the Group in detail if, when and to what extent claims will be made. The Group considers these instruments in monitoring its credit exposure and may agree upon collateral to mitigate inherent credit risk. If the credit risk monitoring provides sufficient evidence of a loss from an expected claim, a provision is established and recorded on the balance sheet.

The following table shows the Group’s irrevocable lending commitments and lending-related contingent liabilities without considering collateral or provisions. It shows the maximum potential impact to the Group in the event that all of these liabilities must be fulfilled. The table does not show the expected future cash outflows from these obligations as many of them will expire without being drawn, arising claims will be honoured by the customers, or such claims may be recovered from proceeds from collateral obtained.

in € m.	Sep 30, 2014	Dec 31, 2013
Irrevocable lending commitments	156,983	126,660

Contingent liabilities	64,827	65,630

Total	221,810	192,290

Other Contingencies

Litigation

The Group operates in a legal and regulatory environment that exposes it to significant litigation risks. As a result, the Group is involved in litigation, arbitration and regulatory proceedings and investigations in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of business. The legal and regulatory claims for which the Group has taken material provisions or for which there are material contingent liabilities that are more than remote are described below; similar matters are grouped together and some matters consist of a number of claims. These and other matters have the potential to result in the imposition of significant financial and other consequences for the Bank. The estimated loss in respect of each, where such an estimate can be made, has not been disclosed for individual matters because the Group has concluded that such disclosure can be expected to seriously prejudice their outcome. Note 29 “Provisions” of the Group’s Financial Report 2013 describes how the Group estimates provisions and expected losses in respect of its contingent liabilities, and the uncertainties and limitations inherent in such process. For these and other matters that may have a significant impact on the Group and for which an estimate can be made, the Group currently estimates that, as of September 30, 2014, the aggregate future loss of which the possibility is more than remote but less than probable is approximately € 1.7 billion (December 31, 2013: € 1.5 billion). This figure includes contingent liabilities on matters where the Group’s potential liability is joint and several and where the Group expects any such liability to be paid by a third party.

Deutsche Bank	Consolidated Financial Statements	107
Interim Report as of September 30, 2014	Other Financial Information (unaudited)
	Other Contingencies

The Group may settle litigation or regulatory proceedings prior to a final judgment or determination of liability. It may do so to avoid the cost, management efforts or negative business, regulatory or reputational consequences of continuing to contest liability, even when the Group believes it has valid defenses to liability. It may also do so when the potential consequences of failing to prevail would be disproportionate to the costs of settlement. Furthermore, the Group may, for similar reasons, reimburse counterparties for their losses even in situations where it does not believe that it is legally compelled to do so.

Credit Default Swap Antitrust Matters. On July 1, 2013, the European Commission (EC) issued a Statement of Objections (the “SO”) against Deutsche Bank, Markit Group Limited (Markit), the International Swaps and Derivatives Association, Inc. (ISDA), and twelve other banks alleging anti-competitive conduct under Article 101 of the Treaty on the Functioning of the European Union (TFEU) and Article 53 of the European Economic Area Agreement (the “EEA Agreement”). The SO sets forth preliminary conclusions of the EC that (i) attempts by certain entities to engage in exchange trading of unfunded credit derivatives were foreclosed by improper collective action in the period from 2006 through 2009, and (ii) the conduct of Markit, ISDA, Deutsche Bank and the twelve other banks constituted a single and continuous infringement of Article 101 of the TFEU and Article 53 of the EEA Agreement. If the EC finally concludes that infringement occurred, it may seek to impose fines and other remedial measures on Deutsche Bank, Markit, ISDA and the twelve other banks. Deutsche Bank filed a response contesting the EC’s preliminary conclusions in January 2014. Deutsche Bank and other SO addressees presented orally the key elements of their responses at an oral hearing in May 2014. Following the oral hearing, the EC announced its intention to carry out a further investigation of the facts. The EC Commissioner has stated that he does not expect the EC’s investigation to be concluded in 2014.

Antitrust Litigation regarding Credit Default Swaps. A multi-district civil class action is currently pending in the United States District Court for the Southern District of New York against Deutsche Bank and numerous other credit default swap (CDS) dealer banks, as well as Markit and ISDA. Plaintiffs filed a second consolidated amended class action complaint on April 11, 2014 alleging that the banks conspired with Markit and ISDA to prevent the establishment of exchange-traded CDS, with the effect of raising prices for over-the-counter CDS transactions. Plaintiffs seek to represent a class of individuals and entities located in the United States or abroad who, during a period from January 1, 2008 through December 31, 2013, directly purchased CDS from or directly sold CDS to the dealer defendants in the United States. Defendants moved to dismiss the second consolidated amended class action complaint on May 23, 2014. On September 4, 2014, the court granted in part and denied in part the motion to dismiss. Discovery on plaintiffs’ remaining claims is ongoing.

Credit Correlation. Certain regulatory authorities are investigating Deutsche Bank’s bespoke credit correlation trading book and certain risks within that book, during the credit crisis. Issues being examined include the methodology used to value positions in the book as well as the robustness of controls governing the application of valuation methodologies. Deutsche Bank is cooperating with those investigations.

FX Investigations and Litigations. Deutsche Bank has received requests for information from certain regulatory authorities globally who are investigating trading in the foreign exchange market. The Bank is cooperating with these investigations. Relatedly, Deutsche Bank is conducting its own internal global review of foreign exchange trading. In connection with this review, the Bank has taken, and will continue to take, disciplinary action with regards to individuals if merited. Deutsche Bank is also named as a defendant in three putative class actions brought in the United States District Court for the Southern District of New York alleging antitrust claims relating to the alleged manipulation of foreign exchange rates.

High Frequency Trading. Deutsche Bank has received requests for information from certain regulatory authorities related to high frequency trading. The Bank is cooperating with these requests. Deutsche Bank was initially named as a defendant in putative class action complaints alleging violations of U.S. securities laws related to high frequency trading, but in their consolidated amended complaint filed September 2, 2014, the plaintiffs did not include Deutsche Bank as a defendant.

Deutsche Bank	Consolidated Financial Statements	108
Interim Report as of September 30, 2014	Other Financial Information (unaudited)
	Other Contingencies

Interbank Offered Rates Matters. Deutsche Bank has received subpoenas and requests for information from various regulatory and law enforcement agencies in Europe, North America and Asia Pacific in connection with industry-wide investigations concerning the setting of London Interbank Offered Rate (LIBOR), Euro Interbank Offered Rate (EURIBOR), Tokyo Interbank Offered Rate (TIBOR) and other interbank offered rates. Deutsche Bank is cooperating with these investigations.

On December 4, 2013, Deutsche Bank announced that it had reached a settlement with the European Commission as part of a collective settlement to resolve the European Commission’s investigations in relation to anticompetitive conduct in the trading of Euro interest rate derivatives and Yen interest rate derivatives. Under the terms of the settlement agreement, Deutsche Bank agreed to pay € 466 million for the Euro interest rate derivatives and € 259 million for the Yen interest rate derivatives matters, respectively, or € 725 million in total. The settlement amount was already substantially reflected in Deutsche Bank’s existing litigation reserves, and no material additional reserves were necessary. The settlement amount reflects the high market share held by Deutsche Bank in certain of the markets investigated by the European Commission. Deutsche Bank remains exposed to civil litigation and further regulatory action relating to these benchmarks.

Deutsche Bank has been informed by certain of the authorities investigating these matters that proceedings against Deutsche Bank will be recommended with respect to some aspects of the matters under investigation, and Deutsche Bank is engaged in discussions with those authorities about potential resolution of those aspects. It is not currently possible to predict the ultimate resolution of the issues covered by the various investigations and lawsuits, including the timing and the scale of the potential impact of any resolution.

In the period from mid-2012 to autumn 2014, five financial institutions entered into settlements with the U.K. Financial Services Authority, U.S. Commodity Futures Trading Commission and U.S. Department of Justice (DOJ). While the terms of the various settlements differed, they all involved significant financial penalties and regulatory consequences. For example, three financial institutions’ settlements included a Deferred Prosecution Agreement, pursuant to which the DOJ agreed to defer prosecution of criminal charges against the applicable entity provided that the financial institution satisfies the terms of the Deferred Prosecution Agreement. The terms of the other two financial institutions’ settlements included Non-Prosecution Agreements, pursuant to which the DOJ agreed not to file criminal charges against the entities so long as certain conditions are met. In addition, affiliates of two of the financial institutions agreed to plead guilty to a crime in a United States court for related conduct.

A number of civil actions, including putative class actions, are pending in federal court in the United States District Court for the Southern District of New York (SDNY) against Deutsche Bank and numerous other banks. All but two of these actions were filed on behalf of parties who allege that they held or transacted in U.S. Dollar LIBOR-based derivatives or other financial instruments and sustained losses as a result of purported collusion or manipulation by the defendants relating to the setting of U.S. Dollar LIBOR. With one exception, all of the civil actions pending in the SDNY concerning U.S. Dollar LIBOR are being coordinated as part of a multidistrict litigation (U.S. Dollar LIBOR MDL). In March 2013, the court dismissed the federal and state antitrust claims, claims asserted under the Racketeer Influenced and Corrupt Organizations Act (RICO) and certain state law claims that had been asserted in six amended complaints. Appeals to the United States Court of Appeals for the Second Circuit were dismissed as premature; the United States Supreme Court has granted a writ of certiorari filed by plaintiffs in one of the actions seeking review of the Second Circuit’s dismissal and will consider the question of whether the appeal should be heard by the Court of Appeals now. Additional complaints relating to the alleged manipulation of U.S. Dollar LIBOR have been filed in, removed to, or transferred to the SDNY and are being coordinated as part of the U.S. Dollar LIBOR MDL. The court issued a decision in June 2014 addressing various matters pending before it at the time and is now considering motions to create certain interim putative classes. Various plaintiffs proceeding in their individual capacities (i.e., non-class actions) have filed

Deutsche Bank	Consolidated Financial Statements	109
Interim Report as of September 30, 2014	Other Financial Information (unaudited)
	Other Contingencies

amended complaints, and the parties are briefing motions to dismiss. An additional action concerning U.S. Dollar LIBOR is independently pending in the SDNY and is subject to a pending motion to dismiss. Finally, the Bank has also been named as a defendant in a civil action pending in the Central District of California concerning U.S. Dollar LIBOR; a motion to dismiss is being briefed.

A putative class action was filed against Deutsche Bank and other banks concerning the alleged manipulation of Yen LIBOR and Euroyen TIBOR. On March 28, 2014, the SDNY court granted defendants’ motions to dismiss claims asserted under U.S. federal antitrust laws and for unjust enrichment, but denied defendants’ motions as to certain claims asserted under the Commodity Exchange Act. Motions for reconsideration of the denial of defendants’ motions are pending, as are motions to dismiss the case for lack of personal jurisdiction filed by Deutsche Bank and certain other foreign defendants. Discovery in the case is currently stayed. Deutsche Bank is also a defendant in a putative class action concerning the alleged manipulation of Euribor. The court granted a motion to stay discovery through May 12, 2015. Defendants’ time to respond to that complaint has been stayed pending amendments to the complaint. Claims for damages in these cases have been asserted under various legal theories, including violations of the Commodity Exchange Act, federal and state antitrust laws, the Racketeer Influenced and Corrupt Organizations Act, and other federal and state laws.

Kirch. The public prosecutor’s office in Munich has conducted and is currently conducting criminal investigations in connection with the Kirch case with regard to former Management Board members as well as the current Management Board members Juergen Fitschen and Dr. Stephan Leithner. The Kirch case involved several civil proceedings between Deutsche Bank AG and Dr. Leo Kirch as well as media companies controlled by him. The key issue was whether an interview given by Dr. Rolf Breuer, then Spokesman of Deutsche Bank’s Management Board, in 2002 with Bloomberg television, during which Dr. Breuer commented on Dr. Kirch’s (and his companies’) inability to obtain financing, caused the insolvency of the Kirch companies. In February 2014, Deutsche Bank and the Kirch heirs reached a comprehensive settlement, which has ended all legal disputes between them.

The investigation involving current Management Board member Juergen Fitschen and several former Management Board members has been concluded. At the beginning of August 2014, an indictment was filed with the District Court of Munich against Mr. Fitschen and such former Management Board members. The public prosecutor has applied for the court to order Deutsche Bank’s secondary participation in the proceedings in regard to a potential regulatory offence pursuant to Section 30 of the German Regulatory Offences Act. The indictment was served to the former Management Board members, Mr. Fitschen and Deutsche Bank AG in September 2014.

The investigation involving current Management Board member Dr. Stephan Leithner is ongoing.

The allegations of the public prosecutors are that the two current Management Board members failed to correct in a timely manner factual statements made by Deutsche Bank’s litigation counsel in submissions filed in a civil case between Kirch and Deutsche Bank AG before the Munich Higher Regional Court and the Federal Court of Justice, after allegedly having become aware that such statements were not correct. Under German law, a party in a civil litigation is under a statutory duty to make sure all factual statements made by it in court are accurate. The investigation of Dr. Leithner and the indictment of Mr. Fitschen are based on the allegation that (unlike the other current Management Board members of the Bank) they had special knowledge or responsibility in relation to the Kirch case. The indictment regarding former Management Board members is based on the allegation that such former Management Board members gave incorrect testimony to the Munich Higher Regional Court.

The Supervisory Board and the Management Board of the Bank have obtained opinions from an international law firm and a retired president of one of the leading courts of appeal in Germany to the effect that there is no basis for the accusation of criminal wrongdoing made by the public prosecutors against Mr. Fitschen and Dr. Leithner. Deutsche Bank is fully cooperating with the Munich public prosecutor’s office.

Deutsche Bank	Consolidated Financial Statements	110
Interim Report as of September 30, 2014	Other Financial Information (unaudited)
	Other Contingencies

Mortgage-Related and Asset-Backed Securities Matters and Investigation. Deutsche Bank, along with certain affiliates (collectively referred in these paragraphs to as “Deutsche Bank”), have received subpoenas and requests for information from certain regulators and government entities, including members of the Residential Mortgage-Backed Securities Working Group of the U.S. Financial Fraud Enforcement Task Force, concerning its activities regarding the origination, purchase, securitization, sale and/or trading of mortgage loans, residential mortgage-backed securities (RMBS), collateralized debt obligations, other asset-backed securities and credit derivatives. Deutsche Bank is cooperating fully in response to those subpoenas and requests for information.

Deutsche Bank has been named as a defendant in a civil action brought by the Commonwealth of Virginia asserting claims for fraud and breach of the Virginia Fraud Against Taxpayers Act as a result of purchases by the Virginia Retirement System of RMBS issued or underwritten by Deutsche Bank. Deutsche Bank is one of thirteen financial institutions named as defendants. The complaint alleges damages of $1.15 billion in the aggregate against all defendants but does not specify the damages sought from each defendant. The action was originally filed under seal by a private party and was unsealed on September 14, 2014, after the Attorney General for Virginia decided to intervene in the action.

Deutsche Bank has been named as defendant in numerous civil litigations in various roles as issuer or underwriter in offerings of RMBS and other asset-backed securities. These cases include putative class action suits, actions by individual purchasers of securities, actions by trustees on behalf of RMBS trusts, and actions by insurance companies that guaranteed payments of principal and interest for particular tranches of securities offerings. Although the allegations vary by lawsuit, these cases generally allege that the RMBS offering documents contained material misrepresentations and omissions, including with regard to the underwriting standards pursuant to which the underlying mortgage loans were issued, or assert that various representations or warranties relating to the loans were breached at the time of origination.

Deutsche Bank is a defendant in putative class actions relating to its role, along with other financial institutions, as underwriter of RMBS issued by IndyMac MBS, Inc. On September 8, 2014, Deutsche Bank, certain other financial institution defendants and lead plaintiffs executed a stipulation to settle the action. On September 30, 2014, the court issued an order certifying the class for settlement and approving notice to the class, and scheduled a final approval hearing for February 3, 2015. Under the settlement, all settling defendants will pay a total of $ 340 million. Deutsche Bank’s portion of the settlement is not material to it.

Deutsche Bank is a defendant in a putative class action relating to its role, along with other financial institutions, as underwriter of RMBS issued by Novastar Mortgage Corporation. The case is in discovery.

On December 18, 2013, the United States District Court for the Southern District of New York dismissed the claims against Deutsche Bank in the putative class action relating to RMBS issued by Residential Accredit Loans, Inc. and its affiliates.

Deutsche Bank is a defendant in various non-class action lawsuits and arbitrations by alleged purchasers of, and counterparties involved in transactions relating to, RMBS, and their affiliates, including Assured Guaranty Municipal Corporation, Aozora Bank, Ltd., Commerzbank AG, the Federal Deposit Insurance Corporation (as conservator for Colonial Bank, Franklin Bank S.S.B., Guaranty Bank, Citizens National Bank and Strategic Capital Bank), the Federal Home Loan Bank of Boston, the Federal Home Loan Bank of San Francisco, the Federal Home Loan Bank of Seattle, HSBC Bank USA, National Association (as trustee for certain RMBS trusts), John Hancock, Knights of Columbus, Landesbank Baden-Württemberg, Mass Mutual Life Insurance Company, Phoenix Light SF Limited (as purported assignee of claims of special purpose vehicles created and/or managed by WestLB AG), Royal Park Investments (as purported assignee of claims of a special-purpose vehicle created to acquire certain assets of Fortis Bank), Sealink Funding Ltd. (as purported assignee of claims of special purpose vehicles created and/or managed by Sachsen Landesbank and its subsidiaries), Texas County & District Retirement System and The Charles Schwab Corporation.

Deutsche Bank	Consolidated Financial Statements	111
Interim Report as of September 30, 2014	Other Financial Information (unaudited)
	Other Contingencies

On October 2, 2014, pursuant to a confidential settlement agreement, Bayerische Landesbank dismissed with prejudice the action it had filed against Deutsche Bank. The financial terms of the settlement are not material to Deutsche Bank.

On October 1, 2014, the district court entered an order dismissing with prejudice claims brought against Deutsche Bank by Triaxx Prime CDO 2006-1 Ltd., Triaxx Prime CDO 2006-1 LLC, Triaxx Prime CDO 2006-2 Ltd., Triaxx Prime CDO 2006-2 LLC, Triaxx Prime CDO 2007-1 Ltd. and Triaxx Prime CDO 2007-1 LLC. Deutsche Bank’s understanding is that the dismissal was pursuant to a confidential settlement between the plaintiffs and certain defendants affiliated with Countrywide Securities Corporation. Deutsche Bank did not contribute to the settlement.

In the actions against Deutsche Bank solely as an underwriter of other issuers’ RMBS offerings, Deutsche Bank has contractual rights to indemnification from the issuers, but those indemnity rights may in whole or in part prove effectively unenforceable where the issuers are now or may in the future be in bankruptcy or otherwise defunct.

Deutsche Bank has entered into agreements with certain entities that have threatened to assert claims against Deutsche Bank in connection with various RMBS offerings and other related products to toll the relevant sta-tutes of limitations. It is possible that these potential claims may have a material impact on Deutsche Bank. In addition, Deutsche Bank has entered into settlement agreements with some of these entities, the financial terms of which are not material to Deutsche Bank.

Deutsche Bank National Trust Company (“DBNTC”) and Deutsche Bank Trust Company Americas (“DBTCA”) have been named as defendants in civil litigation concerning their roles as trustees of certain RMBS trusts. On June 18, 2014, a group of investors filed a civil action against DBNTC and DBTCA in New York State Supreme Court purportedly on behalf of and for the benefit of 544 private-label RMBS trusts asserting claims for alleged violations of the Trust Indenture Act of 1939, breach of contract, breach of fiduciary duty and negligence based on DBNTC and DBTCA’s alleged failure to perform their duties as trustees for the trusts. Plaintiffs have since filed an amended complaint. On June 18, 2014, Royal Park Investments SA/NV filed a purported class action on behalf of investors in 10 RMBS trusts against DBNTC in the U.S. District Court for the Southern District of New York asserting claims for alleged violations of the Trust Indenture Act of 1939, breach of contract and breach of trust based on DBNTC’s alleged failure to perform its duties as trustee for the trusts. DBNTC has moved to dismiss the complaint.

Precious metals. Deutsche Bank has received requests for information from certain regulatory authorities related to precious metal benchmarks. The Bank is cooperating with those requests. Deutsche Bank is also named as a defendant in several putative class action complaints alleging violations of U.S. antitrust law and the U.S. Commodity Exchange Act related to alleged manipulation of gold and silver prices through participation in the Gold and Silver Fixes.

U.S. Embargoes-Related Matters. Deutsche Bank has received requests for information from certain regulatory and law enforcement agencies concerning its historical processing of U.S. Dollar payment orders through U.S. financial institutions for parties from countries subject to U.S. embargo laws. These agencies are investigating whether such processing complied with U.S. federal and state laws. In 2006, Deutsche Bank voluntarily decided that it would not engage in new U.S. Dollar business with counterparties in Iran, Sudan, North Korea and Cuba and with certain Syrian banks, and to exit existing U.S. Dollar business with such counterparties to the extent legally possible. In 2007, Deutsche Bank decided that it would not engage in any new business, in any currency, with counterparties in Iran, Syria, Sudan and North Korea and to exit existing business, in any currency, with such counterparties to the extent legally possible; it also decided to limit its non-U.S. Dollar business with counterparties in Cuba. Deutsche Bank is providing information to and otherwise cooperating with these agencies in their investigations.

Deutsche Bank	Consolidated Financial Statements	112
Interim Report as of September 30, 2014	Other Financial Information (unaudited)
	Related Party Transactions

Mortgage Repurchase Demands

From 2005 through 2008, as part of Deutsche Bank’s U.S. residential mortgage loan business, Deutsche Bank sold approximately U.S.$ 84 billion of private label securities and U.S.$ 71 billion of loans through whole loan sales. Deutsche Bank has been presented with demands to repurchase loans from or to indemnify purchasers, investors or financial insurers with respect to losses allegedly caused by material breaches of representations and warranties. Deutsche Bank’s general practice is to process valid repurchase demands that are presented in compliance with contractual rights.

As of September 30, 2014, Deutsche Bank has approximately U.S.$ 4.5 billion of mortgage repurchase demands outstanding and not subject to agreements to rescind (based on original principal balance of the loans). These demands consist primarily of demands made in respect of private label securitizations by the trustees or servicers thereof. Against these outstanding demands, Deutsche Bank recorded provisions of U.S.$ 514 million (€ 407 million) as of September 30, 2014.

As of September 30, 2014, Deutsche Bank has completed repurchases, obtained agreements to rescind and otherwise settled claims on loans with an original principal balance of approximately U.S.$ 5.0 billion. In connection with those repurchases, agreements and settlements, Deutsche Bank has obtained releases for potential claims on approximately U.S.$ 66.0 billion of loans sold by Deutsche Bank as described above.

Deutsche Bank has entered into agreements with certain entities that have threatened to assert mortgage loan repurchase demands against Deutsche Bank to toll the relevant statutes of limitations. It is possible that these potential demands may have a material impact on Deutsche Bank.

Deutsche Bank anticipates that additional mortgage repurchase demands may be made in respect of mortgage loans that it has sold, but cannot reliably estimate their timing or amount, which can be influenced by, among other things, court decisions on when the statute of limitations on breaches of representations and warranties accrues including in an appeal pending before the New York Court of Appeal with respect to a residential mortgage-backed security issued by Deutsche Bank.

Related Party Transactions

Transactions with related parties are made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with other parties.

Transactions with Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of Deutsche Bank Group, directly or indirectly. The Group considers the members of the Management Board as currently mandated and the Supervisory Board of the parent company to constitute key management personnel for purposes of IAS 24. Among the Group’s transactions with key management personnel as of September 30, 2014, were loans and commitments of € 3 million and deposits of € 15 million. As of December 31, 2013, there were loans and commitments of € 4 million and deposits of € 12 million among the Group’s transactions with key management personnel. In addition, the Group provides banking services, such as payment and account services as well as investment advice, to key management personnel and their close family members.

Transactions with Subsidiaries, Associates and Joint Ventures

Transactions between Deutsche Bank AG and its subsidiaries meet the definition of related party transactions. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions. Transactions between the Group and its associated companies and joint ventures and their respective subsidiaries also qualify as related party transactions.

Deutsche Bank	Consolidated Financial Statements	113
Interim Report as of September 30, 2014	Other Financial Information (unaudited)
	Business Combinations

Loans issued and guarantees granted

	Associated companies and other related parties
in € m.	Sep 30, 2014	Dec 31, 2013
Loans outstanding, beginning of period	357	918

Loans issued during the period	463	528

Loan repayments during the period	460	676

Changes in the group of consolidated companies	0	(397)[1]

Exchange rate changes/other	16	(16)

Loans outstanding, end of period[2]	376	357

Other credit risk related transactions:
Allowance for loan losses	5	6

Provision for loan losses	0	0

Guarantees and commitments	53	54

[1]

In the second quarter of 2013, some entities were fully consolidated for the first time, which were formerly classified as equity method investments. Therefore loans made to these investments were eliminated on consolidation. Consequently related provisions and allowances for loan losses reduced at the same time.

[2]	Loans past due were € 3 million as of September 30, 2014 and € 2 million as of December 31, 2013.

Deposits received

	Associated companies and other related parties
in € m.	Sep 30, 2014	Dec 31, 2013
Deposits, beginning of period	167	245

Deposits received during the period	140	105

Deposits repaid during the period	86	179

Changes in the group of consolidated companies	(43)	(3)

Exchange rate changes/other	2	(2)

Deposits, end of period	180	167

Other Transactions

Trading assets and positive market values from derivative financial transactions with associated companies amounted to € 122 million as of September 30, 2014, and € 130 million as of December 31, 2013. Trading liabilities and negative market values from derivative financial transactions with associated companies were nil as of September 30, 2014, and € 1 million as of December 31, 2013.

Transactions with Pension Plans

The Group has business relationships with a number of its pension plans pursuant to which it provides financial services to these plans, including investment management. Pension funds may hold or trade Deutsche Bank AG shares or securities. As of September 30, 2014, transactions with these plans were not material for the Group.

Business Combinations

Xchanging Transaction Bank

On September 2, 2013, Deutsche Bank AG announced that it completed the purchase of the remaining 51 % of the shares in its joint venture Xchanging etb GmbH (“Xetb”), which is the holding company of Xchanging Transaction Bank GmbH (“XTB”). The purchase price paid for the step-acquisition consists of a base component of € 41 million, subject to certain adjustments. Of that amount, € 36 million was paid as cash consideration by the acquirer. The remaining € 5 million was paid by XTB to the seller, Xchanging plc., in the course of closing the transaction, which resulted in a reduction of the acquired net assets.

Deutsche Bank	Consolidated Financial Statements	114
Interim Report as of September 30, 2014	Other Financial Information (unaudited)
	Non-Current Assets and Disposal Groups Held for Sale

The acquisition accounting was finalized in the second quarter 2014, resulting in a net increase of the purchase consideration paid and a corresponding increase of goodwill recognized of € 1 million each. Accordingly, the final amount of goodwill originating from the transaction amounted to € 38 million, which has been allocated to PBC (€ 25 million), GTB (€ 6 million), CB&S (€ 5 million) and Deutsche AWM (€ 2 million). The reconciliation of the total purchase consideration and the opening balance sheet as of the acquisition date were as follows:

Fair Value of Assets Acquired and Liabilities Assumed as of the Acquisition Date

in € m.
Cash consideration transferred	36

Fair value of pre-existing stakes	21

Deduction for settlement of pre-existing relationship	(8)

Total purchase consideration, including fair value of the Group’s equity interest held before the business combination	50

Recognized amounts of identifiable assets acquired and liabilities assumed[1]

Cash and cash equivalents	6

Financial assets available for sale	24

Intangible assets	6

All other assets	31

Provisions	22

All other liabilities	34

Total identifiable net assets	12

Goodwill	38

Total identifiable net assets and goodwill acquired	50

[1]	By major class of assets acquired and liabilities assumed.

Non-Current Assets and Disposal Groups Held for Sale

Within the balance sheet, non-current assets and disposal groups held for sale are reported in Other assets and Other liabilities. This note provides further explanation on the nature and the financial impact of the non-current assets and disposal groups held for sale as of September 30, 2014.

Non-Current Assets and Disposal Groups Held for Sale at the Reporting Date

Total assets held for sale amounted to € 1.8 billion as of September 30, 2014 (December 31, 2013: € 6.7 billion) and the disposal groups included liabilities of € 97 million (December 31, 2013: € 6.3 billion).

In the second quarter 2014, the Group reached an agreement with Blackstone Real Estate Partners VII (“Blackstone”) to sell Nevada Property 1 LLC, the owner of The Cosmopolitan of Las Vegas (“The Cosmopolitan”), a leading resort and casino held in the Corporate Division NCOU. Under the transaction, Blackstone will acquire 100 % of The Cosmopolitan for approximately € 1.4 billion (U.S.$ 1.73 billion), which will be paid in cash. Its classification as a disposal group held for sale did not result in an impairment loss. The transaction, which is subject to regulatory approvals, is expected to close in the fourth quarter 2014.

In the first quarter 2014, the Group classified a real estate foreclosure portfolio as held for sale within the Corporate Division NCOU. The portfolio has since been sold. Its classification as held for sale did not result in an impairment loss. The respective portfolio has been measured at fair value less costs to sell on a non-recurring basis, with fair value measurement categorized as level 3 in the fair value hierarchy.

As of September 30, 2014 and December 31, 2013, unrealized net gains of € 0 million and € 2 million, respectively, relating to non-current assets and disposal groups classified as held for sale were recognized directly in accumulated other comprehensive income (loss).

Deutsche Bank	Consolidated Financial Statements	115
Interim Report as of September 30, 2014	Other Financial Information (unaudited)
	Events after the Reporting Period

Disposals

Division	Disposal	Financial impact[1]	Date of the disposal
Deutsche AWM	Sale of part of the Group’s Wealth Management business in the UK.	An impairment loss of € 9 million was recorded in the first quarter 2014.	Third quarter 2014

Private & Business Clients	Office building previously held as property and equipment.	None.	Second quarter 2014

Non-Core Operations Unit	Sale of the Group’s subsidiary BHF-BANK AG to Kleinwort Benson Group and RHJ International (“RHJI”), following receipt of outstanding regulatory approvals. The Group received total consideration subject to closing purchase price adjustments of € 340 million, comprised of € 309 million in cash and € 31 million in RHJI shares issued at par value.	None.	First quarter 2014

Non-Core Operations Unit	Sale of office buildings previously held as investment property within other assets.	None.	First quarter 2014

[1]	Impairment losses and reversals of impairment losses are included in Other income.

Events after the Reporting Period

After the reporting date no material events occurred which had a significant impact on the Group’s results of operations, financial position and net assets.

Deutsche Bank	Other Information (unaudited)	116
Interim Report as of September 30, 2014	Non-GAAP Financial Measures
	Pre-Tax and Post-Tax Return on Average Active Equity

Other Information (unaudited)

Non-GAAP Financial Measures

This document and other documents the Group has published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of the Group’s historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in the Group’s financial statements.

Fully loaded CRR/CRD 4 Leverage Ratio

As part of its balance sheet management, the Group uses a fully loaded CRR/CRD 4 leverage ratio, which is Tier 1 capital on a fully loaded basis as a percentage of the CRR/CRD 4 exposure measure (which is derived by applying adjustments to IFRS total assets). Such non-GAAP financial measure is described in “Management Report: Risk Report: Balance Sheet Management”. This measure is calculated based on the Group’s current interpretation of rules and might therefore vary from the assumptions and estimates applied by the Group’s competitors. Accordingly, the fully loaded CRR/CRD 4 leverage ratio may not be comparable with similarly labeled measures used by the Group’s competitors.

On October 10, 2014 the European Commission adopted a delegate act which leads to substantial changes in the calculation of the leverage exposure measure for the leverage ratio under a revised CRR/CRD 4 framework. A discussion of the changes and the Group’s estimate of the potential impact of the revised CRR/CRD 4 rules on the leverage exposure measure and the leverage ratio is described in “Management Report: Risk Report: Balance Sheet Management”.

Pre-Tax and Post-Tax Return on Average Active Equity

The pre-tax return on average active equity non-GAAP financial measure is based on IBIT attributable to Deutsche Bank shareholders, as a percentage of the Group’s average active equity, both as defined below.

In connection with the implementation of the Group’s communicated strategy, the Group considers the post-tax return on average active equity, both on a Group and a segment basis. The post-tax return on both average shareholders’ equity and average active equity at the Group level reflects the reported effective tax rate for the Group, which was 134 % for the three months ended September 30, 2014, and minus 183 % for the prior year’s quarter. The tax rate was 56 % for the nine months ended September 30, 2014, and 37 % for the prior year’s comparative period. For the post-tax return on average active equity of the segments, the Group’s effective tax rate was adjusted to exclude the impact of permanent differences not attributable to the segments, so that the segment tax rates ranged from 36 % to 42 % for the current quarter and from 9 % to 29 % for the prior year’s quarter. The tax rate was 35 % for the nine months ended September 30, 2014, and 31 % for the nine months ended September 30, 2013.

Deutsche Bank	Other Information (unaudited)	117
Interim Report as of September 30, 2014	Non-GAAP Financial Measures
	Book Value and Tangible Book Value per Basic Share Outstanding

IBIT attributable to Deutsche Bank Shareholders: The IBIT attributable to Deutsche Bank shareholders non-GAAP financial measure is based on income (loss) before income taxes as follows:

	Three months ended		Nine months ended
in € m.	Sep 30, 2014	Sep 30, 2013	Sep 30, 2014	Sep 30, 2013
Income (loss) before income taxes (IBIT)	266	18	2,864	3,224

Less income (loss) before income taxes attributable to noncontrolling interests	(3)	(10)	(24)	(20)

IBIT attributable to Deutsche Bank shareholders	264	8	2,840	3,204

Average Active Equity: The Group calculates active equity to make comparisons to its competitors easier and refers to active equity in several ratios. However, active equity is not a measure provided for in IFRS and the Group’s ratios based on average active equity should not be compared to other companies’ ratios without considering differences in the calculations. The Group adjusts the average shareholders’ equity for average dividends, for which a proposal is accrued on a quarterly basis and which are paid after the approval at the Annual General Meeting each year.

	Three months ended		Nine months ended
in € m.	Sep 30, 2014	Sep 30, 2013	Sep 30, 2014	Sep 30, 2013
Average shareholders’ equity	65,577	57,071	59,576	56,143

Average dividend accruals	(647)	(478)	(737)	(630)

Average active equity	64,930	56,593	58,840	55,513

Pre-tax and post-tax returns on average active equity are presented below. For comparison, also presented are the pre-tax and post-tax returns on average shareholders’ equity, which are defined as IBIT and net income, respectively, attributable to Deutsche Bank shareholders, as a percentage of average shareholders’ equity.

	Three months ended		Nine months ended
in %	Sep 30, 2014	Sep 30, 2013	Sep 30, 2014	Sep 30, 2013
Pre-tax return on average shareholders’ equity	1.6	0.1	6.4	7.6

Pre-tax return on average active equity	1.6	0.1	6.4	7.7

Post-tax return on average shareholders’ equity	(0.6)	0.3	2.7	4.8

Post-tax return on average active equity	(0.6)	0.3	2.8	4.9

Book Value and Tangible Book Value per Basic Share Outstanding

Book value per basic share and tangible book value per basic share are non-GAAP financial measures that are used and relied upon by investors and industry analysts as capital adequacy metrics. Book value per basic share represents the Bank’s total shareholders’ equity divided by the number of basic shares outstanding at period-end. Tangible book value represents the Bank’s total shareholders’ equity less goodwill and other intangible assets. Tangible book value per basic share is computed by dividing tangible book value by period-end basic shares outstanding.

Tangible Book Value

in € m.	Sep 30, 2014	Dec 31, 2013
Total shareholders’ equity (Book value)	66,352	54,719

Goodwill and other intangible assets	(14,672)	(13,932)

Tangible shareholders’ equity (Tangible book value)	51,681	40,787

Deutsche Bank	Other Information (unaudited)	118
Interim Report as of September 30, 2014	Non-GAAP Financial Measures
	Cost-income ratio (adjusted) and Post-tax return on average active equity (adjusted)

Basic Shares Outstanding

in million (unless stated otherwise)	Sep 30, 2014	Dec 31, 2013
Number of shares issued	1,379.3	1,068.5

Treasury shares	(0.5)	(0.2)

Vested share awards	4.2	8.8

Basic shares outstanding[1]	1,382.9	1,077.1

Book value per basic share outstanding in €	47.98	50.80

Tangible book value per basic share outstanding in €	37.37	37.87

[1]	The basic shares outstanding have been adjusted for December 31, 2013, in order to reflect the effect of the bonus component of subscription rights issued in June 2014 in connection with the capital increase.

Cost-income ratio (adjusted) and Post-tax return on average active equity (adjusted)

In connection with the implementation of the Group’s communicated strategy, Deutsche Bank has announced aspirations, at the Group level and with respect to the CB&S Corporate Division, for its cost-income ratio (adjusted) and its post-tax return on average active equity (adjusted), both of which are non-GAAP financial measures.

Cost-income ratio (adjusted) is calculated by dividing adjusted cost base (described below) by net revenues (reported).

Post-tax return on average active equity (adjusted) is calculated by dividing net income attributable to Deutsche Bank shareholders (adjusted) (described below) by average active equity (described above).

Adjusted cost base is a non-GAAP financial measure most directly comparable to the IFRS financial measure noninterest expenses. Adjusted cost base is calculated by adjusting noninterest expenses under IFRS for (i) the costs-to-achieve (CtA) of the Group’s Operational Excellence (OpEx) program, (ii) litigation expenses, (iii) policyholder benefits and claims, (iv) other severances, (v) impairment of goodwill and other intangible assets and (vi) other divisional-specific cost items.

IBIT attributable to Deutsche Bank shareholders (adjusted) is a non-GAAP financial measure most directly comparable to the IFRS financial measure income before income taxes (IBIT). It is calculated by adjusting IBIT attributable to Deutsche Bank shareholders (which, as described above, is itself a non-GAAP financial measure based on income before income taxes (IBIT) under IFRS) for (i) CRR/CRD 4 CVA (mark-to-market movements on related hedges), DVA and FVA, (ii) OpEx CtA, (iii) other severances, (iv) litigation expenses and (v) impairment of goodwill and other intangible assets.

Net income attributable to Deutsche Bank shareholders (adjusted) is a non-GAAP financial measure most directly comparable to the IFRS financial measure net income. It is calculated by adjusting IBIT attributable to Deutsche Bank shareholders (adjusted) for the income tax expense (benefit) impact for the period.

The Group believes that the presentation of these measures excluding the impact of these items provides a more meaningful depiction of the underlying fundamentals of its businesses impacted by such items.

Deutsche Bank	Other Information (unaudited)	119
Interim Report as of September 30, 2014	Non-GAAP Financial Measures
	Cost-income ratio (adjusted) and Post-tax return on average active equity (adjusted)

Reconciliation of the movement of reported to adjusted parameters

	Three months ended				Nine months ended
	Sep 30, 2014		Sep 30, 2013		Sep 30, 2014		Sep 30, 2013
in € m. (unless stated otherwise)	CB&S	Group	CB&S	Group	CB&S	Group	CB&S	Group
Net revenues (reported)	3,147	7,864	2,900	7,745	10,755	24,116	11,026	25,351

Valuation Adjustments (CVA/DVA/FVA)[1]	(173)	(58)	(75)	(75)	(280)	(305)	(26)	(26)

Net revenues (adjusted)	3,320	7,922	2,975	7,820	11,035	24,422	11,052	25,377

Noninterest expenses (reported)	(2,737)	(7,328)	(2,487)	(7,215)	(7,887)	(20,488)	(7,859)	(20,787)

Cost-to-Achieve[2]	(69)	(253)	(75)	(242)	(341)	(938)	(197)	(823)

Other Severance	(18)	(40)	(8)	(14)	(35)	(83)	(28)	(66)

Policyholder benefits and claims	0	(77)	0	(171)	0	(209)	0	(356)

Litigation	(304)	(894)	(341)	(1,163)	(544)	(1,363)	(850)	(1,925)

Impairment of Goodwill & Intangibles	0	0	0	0	0	0	0	0

Other disclosed cost specific items	0	(23)	0	(24)	0	(137)	0	(73)

Adjusted cost base	(2,346)	(6,043)	(2,063)	(5,600)	(6,968)	(17,758)	(6,784)	(17,543)

Income (loss) before income taxes (reported)	374	266	361	18	2,750	2,864	3,027	3,224

Income (loss) before income taxes attributable to noncontrolling interests[3]	0	(3)	0	(10)	0	(24)	0	(20)

IBIT attributable to Deutsche Bank shareholders	374	264	361	8	2,750	2,840	3,027	3,204

Valuation Adjustments (CVA/DVA/FVA)[1]	(173)	(58)	(75)	(75)	(280)	(305)	(26)	(26)

Cost-to-Achieve[2]	(69)	(253)	(75)	(242)	(341)	(938)	(197)	(823)

Other Severance	(18)	(40)	(8)	(14)	(35)	(83)	(28)	(66)

Litigation	(304)	(894)	(341)	(1,163)	(544)	(1,363)	(850)	(1,925)

Impairment of Goodwill & Intangibles	0	0	0	0	0	0	0	0

IBIT attributable to Deutsche Bank shareholders (adjusted)	938	1,508	860	1,503	3,950	5,529	4,128	6,045

Cost/income ratio (reported)		93%		93%		85%		82%

Cost/income ratio (adjusted)		77%		72%		74%		69%

Average Active Equity (nine month ended)					23,701	58,840	20,004	55,513

Average Active Equity (three month ended)	25,385	64,930	20,912	56,593

Post-tax return on average active equity based on net income (loss) (reported)[4]	3%	(1) %	6%	0%	10%	3%	14%	5%

Post-tax return on average active equity based on net income (loss) (adjusted)[4,5]	10%	6%	11%	7%	14%	8%	19%	10%

[1]	CRR/CRD 4 Credit Valuation Adjustment (CVA), Debt Valuation Adjustment (DVA), Funding Valuation Adjustment (FVA).
[2]	Includes CtA related to Postbank, Investment and OpEx.
[3]	Within income before income taxes of the Segments, noncontrolling interests are reflected as expenses.
[4]	Based on net income attributable to Deutsche Bank shareholders.
[5]	Calculation is based on an adjusted tax rate of 35 % for three and nine months ended September 30, 2014 and 32.7 % for three and nine months ended September 30, 2013.

Deutsche Bank	Impressum	120
Interim Report as of September 30, 2014